As filed with the Securities and Exchange Commission on July 24, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ASTHMATX, INC.
(Exact name of registrant as specified in its charter)

Delaware	3841	77-0615671
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

1340 Space Park Way
Mountain View, California 94043
(650) 810-1100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Glendon E. French
President and Chief Executive Officer
Asthmatx, Inc.
1340 Space Park Way
Mountain View, California 94043
(650) 810-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry J. Kramer, Esq. David K. Michaels, Esq. Thomas J. Hall, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	William C. Davisson, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)(2)	Registration Fee

Common Stock, par value $0.00001 per share	$74,750,000	$7,999

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 24, 2006
                            Shares
ASTHMATX, INC.
Common Stock
$               per share

•	Asthmatx, Inc. is offering shares of common stock.

•	We anticipate that the initial public offering price will be between $ and $ per share.

•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: NASDAQ Global Market — AZMA.

This investment involves risk. See Risk Factors beginning on page 8.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Asthmatx, Inc.	$	$

The underwriters have a 30-day option to purchase up to                     additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Book Running Managers

Piper Jaffray	Bear, Stearns & Co. Inc.

First Albany Capital	Jefferies & Company
The date of this prospectus is                     , 2006.

A BREATH OF FRESH AIR
IN TREATING ASTHMA*

Asthma is one of the most common diseases in the world. There are many millions of patients who suffer from asthma. The prevalence of asthma is rising and there is no cure.

Asthmatx is developing a simple and convenient <u>outpatient procedure</u> for the treatment of asthma.

We have developed the Alair® System to perform a new procedure to treat asthma called Bronchial Thermoplasty™. Initial data from three clinical trials suggest that this procedure provides a significant and persistent therapeutic benefit for patients with moderate to severe asthma.

Asthmatx

***CAUTION**: The Alair System is an investigational device. It is limited by United States law to investigational use. To be used by qualified investigators only.

Page

Summary	1
Risk Factors	8
Information Regarding Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Capitalization	29
Dilution	31
Selected Financial Data	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	35
Business	45
Management	83
Related Party Transactions	99
Principal Stockholders	104
Description of Capital Stock	107
Shares Eligible for Future Sale	111
Underwriting	113
Legal Matters	116
Experts	116
Where You Can Find More Information	116
Index to Financial Statements	F-1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 3.5
EXHIBIT 4.2
EXHIBIT 5.1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.16
EXHIBIT 23.2

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks of investing in our common stock that we discuss in Risk Factors, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus. References in this prospectus to “we,” “us,” “our,” “our company” and “Asthmatx” refer to Asthmatx, Inc. unless the context requires otherwise.
Our Business
We are a medical device company focused on developing and commercializing a novel therapeutic treatment for asthma. We have developed proprietary technology designed to deliver controlled thermal energy to the airways of adult patients to reduce the mass of airway smooth muscle, in a procedure called Bronchial Thermoplastytm. The contraction of airway smooth muscle in the lung airways is a main cause of airway constriction that leads to difficulty in breathing during asthma attacks. We believe that reducing airway smooth muscle in asthma patients can decrease the ability of the airways to constrict, thereby providing a significant therapeutic benefit to those asthma patients whose symptoms are poorly controlled despite using conventional asthma medications.
We have developed a device named the Alair® System specifically to perform the Bronchial Thermoplasty procedure. The Alair System is composed of two primary components: a proprietary, single-use, small diameter catheter with an expandable tip, the Alair Catheter; and a radio frequency controller, the Alair RF Controller. During Bronchial Thermoplasty, a pulmonologist inserts the Alair Catheter into the patient’s lung airways through the working channel of a bronchoscope. A bronchoscope is a commonly used instrument with a small light and camera that is inserted through the nose or mouth. Once in place, the pulmonologist expands the tip of the Alair Catheter and uses the Alair RF Controller to deliver thermal energy to the airway walls. This thermal energy reduces the mass of airway smooth muscle, and we believe that it does not have any meaningful lasting effect on other airway tissues. Bronchial Thermoplasty is performed under conscious sedation with local anesthesia on an outpatient basis in three 30-60 minute procedures, each spaced at least three weeks apart.
Physicians have administered Bronchial Thermoplasty to approximately 130 asthma patients in our clinical trials to date. We believe that the data from our completed trials indicate that Bronchial Thermoplasty performed using the Alair System, when combined with conventional asthma medications, offers patients with moderate-to-severe asthma a significant improvement in the control of their asthma symptoms, enhancing their quality of life. Moreover, we have followed patients for at least one year post-treatment and in some cases for up to five years. Based on this clinical experience, we believe that Bronchial Thermoplasty provides a persistent reduction in asthma symptoms for moderate-to-severe asthma patients. In addition, we believe that our clinical trials to date have indicated a favorable safety profile for the Bronchial Thermoplasty procedure. The vast majority of adverse events have been mild to moderate in severity and are of the type normally seen in asthma patients undergoing standard bronchoscopic procedures. These adverse events were resolved within one week, on average, using conventional drug therapies.
We are currently enrolling severe asthma patients in a clinical trial under an Investigational Device Exemption, or IDE, granted by the U.S. Food and Drug Administration, or FDA. We have designed this trial, named the AIR2 Trial, to evaluate the safety and efficacy of Bronchial Thermoplasty performed using the Alair System in severe asthmatics who are still symptomatic despite taking high doses of conventional asthma medications. We currently anticipate that the AIR2 Trial will include approximately 300 patients at approximately 40 sites in North America, Europe, Australia and South America. As of June 30, 2006, we had enrolled 69 patients in this trial, and we expect to enroll at least 225 patients by early 2007. We intend that the AIR2 Trial will be a pivotal trial and that we will use this trial as the basis for an application for premarket approval, or PMA, with the FDA. We anticipate that we will file our PMA application by the end of 2007.
Market Opportunity
Asthma is a chronic respiratory disease characterized by inflammation of the airways, excess mucus production and airway hyperresponsiveness, a condition in which airways narrow excessively or too easily in response to a stimulus. Asthma episodes or attacks cause narrowing of the airways, which makes breathing difficult. Asthma attacks may occur at irregular intervals and be triggered by allergens or irritants that are inhaled into the lungs or by stress, cold air, viral infections or other stimuli. Asthma attacks can have a significant impact on a patient’s life, limiting participation in many activities. In severe cases, asthma attacks can be life threatening. Presently, there is no known cure for asthma.
According to the American Lung Association, there were approximately 20 million Americans with asthma in 2002, 14 million of whom were adults. Asthma resulted in approximately 1.9 million emergency room visits in 2002, of which approximately 484,000 resulted in hospitalization. The estimated annual cost of asthma in the United States is approximately $16.1 billion, including an estimated $11.5 billion in direct costs such as asthma medications, physician office visits, emergency room visits and hospitalizations.
Patients and physicians currently manage asthma with a combination of stimulus avoidance and medications. Stimulus avoidance is generally difficult or impractical. For the majority of asthma patients, medications are used successfully to control their symptoms. However, we estimate that at least 15% of adult asthma patients, or 2 million adults in the United States, suffer from severe asthma. Many of these patients experience frequent and serious symptoms despite regular treatment with high doses of asthma medications. Although these patients represent a minority of asthma patients, we believe that they account for a disproportionate amount of the overall asthma-related costs in the United States, primarily because of their need for unscheduled physician office visits, emergency room visits and hospitalizations.
We believe that this patient population is substantially underserved by the current standard of care and that there is a significant unmet need for an effective, persistent treatment for asthma.
The Asthmatx Solution
We have developed a novel catheter-based procedure for the treatment of asthma known as Bronchial Thermoplasty. Bronchial Thermoplasty reduces the mass of airway smooth muscle, which is generally thicker in asthma patients, and has been shown to play a significant role in the disease itself. By reducing the mass of airway smooth muscle, we believe that we can decrease the ability of the airways to constrict and thereby provide a significant therapeutic benefit to asthma patients whose symptoms are poorly controlled despite using conventional asthma medications.

We believe that Bronchial Thermoplasty performed using the Alair System offers the following benefits to patients, doctors, hospitals and payors:

•	Improved Standard of Care. We believe that there is a significant unmet need in the severe asthma population. When combined with existing asthma medications, we believe that Bronchial Thermoplasty has the potential to offer adult severe asthma patients a substantially improved quality of life by reducing asthma symptoms.

•	Persistent Effect. We believe that Bronchial Thermoplasty is the first procedure that reduces airway smooth muscle, resulting in a substantial and persistent improvement in measures of asthma control.

•	Simple, Convenient Procedure. Bronchial Thermoplasty is an outpatient treatment performed in three short treatment sessions. The procedure is performed using a bronchoscope, a device which is commonly used by pulmonologists for diagnostic purposes and to clear airway obstructions. Since pulmonologists regularly use bronchoscopes for these purposes, we believe that, with proper training, they will be able to quickly learn how to use the Alair System.

•	Improved Economics for Patients, Providers and Payors. We believe Bronchial Thermoplasty will reduce direct and indirect healthcare costs related to asthma by reducing the need for unscheduled physician office visits, emergency room visits and hospitalizations.
Our Strategy
Our objective is to become the leading provider of therapeutic medical devices for patients who suffer from asthma. Key elements of our strategy include:

•	Obtaining FDA approval to market the Alair System for the treatment of asthma;

•	Establishing awareness of Bronchial Thermoplasty as a safe and effective treatment for asthma;

•	Establishing third-party coverage and reimbursement for Bronchial Thermoplasty;

•	Commercializing the Alair System through a direct sales force; and

•	Leveraging our technology, technical expertise and strong intellectual property position to establish and extend our market position in asthma treatment and to explore treatments of other lung disorders.
Risk Factors
Our business is subject to many risks and uncertainties that could materially harm our business. Before investing in our common stock, you should carefully consider the following:

•	We have not generated any product revenue to date, and our ability to generate any significant revenue in the future depends on the success of our ongoing AIR2 Trial and obtaining FDA approval to market the Alair System for the treatment of asthma;

•	Bronchial Thermoplasty may have unanticipated long-term effects, in particular because there is only limited knowledge about the workings of airway smooth muscle and related tissues and the effect of Bronchial Thermoplasty on those tissues;

•	We may be unable to obtain acceptable prices or adequate coverage or reimbursement for Bronchial Thermoplasty from third-party payors;

•	Bronchial Thermoplasty performed using the Alair System may never achieve market acceptance from healthcare institutions, pulmonologists or asthma patients;

•	We may face competition from other medical device or pharmaceutical companies, and technological breakthroughs in the treatment of asthma may render Bronchial Thermoplasty and the Alair System obsolete; and

•	The other factors described in the section entitled Risk Factors starting on page 8, and other information provided throughout this prospectus.
Corporate Information
Since our inception in December 2003, we have focused our resources on developing and commercializing an asthma treatment system utilizing technology from Broncus Technologies, Inc. We were originally incorporated in California, and we plan to reincorporate into Delaware prior to the completion of this offering.
Our principal offices are located at 1340 Space Park Way, Mountain View, California, 94043, and our telephone number is (650) 810-1100. Our World Wide Web address is www.asthmatx.com. The information found on, or accessible through, our website is not a part of this prospectus.
We have obtained registered trademarks for Asthmatx, our logo, the Alair System and Bronchial Thermoplasty. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds of this offering primarily for clinical trials and other research and development expenses, building our commercial infrastructure, working capital and general corporate purposes. See Use of Proceeds.

Proposed NASDAQ Global Market symbol	AZMA
The number of shares of common stock to be outstanding after this offering is based on 32,220,850 shares outstanding as of March 31, 2006, and does not reflect:

•	4,496,996 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.23 per share;

•	4,000 shares of common stock issuable upon exercise of an outstanding warrant; and

•	3,537,461 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan and 2006 employee stock purchase plan.
Except as otherwise noted, all information in the prospectus:

•	reflects our reincorporation into Delaware and the filing of our restated certificate of incorporation prior to the closing of this offering;

•	reflects the conversion of all our outstanding shares of preferred stock into 29,781,108 shares of common stock upon the closing of this offering; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data
The following tables summarize our financial data. The statements of operations data for the period from December 30, 2003 (date of inception) to December 31, 2003 and the years ended December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2005 and 2006 and for the cumulative period from December 30, 2003 (date of inception) to March 31, 2006, and the balance sheet data as of March 31, 2006, have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our financial statements and footnotes to those statements included elsewhere in this prospectus and the information in Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our historical results are not necessarily indicative of the results to be expected in any future period.
The pro forma statements of operations data and the pro forma as adjusted balance sheet data give effect to the conversion of all outstanding preferred stock into common stock prior to the closing of this offering. The pro forma as adjusted balance sheet data also give effect to our receipt of the net proceeds from the sale of                      shares of common stock offered by us at an assumed initial public offering price of $           per share, after deducting the estimated underwriting discounts and offering expenses payable by us.

						Cumulative
	Period from					Period from
	December 30,					December 30,
	2003 (Date of	Year Ended		Three Months		2003 (Date
	Inception) to	December 31,		Ended March 31,		of Inception)
	December 31,					to March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Grant revenue	$—	$523	$355	$61	$67	$945

Operating expenses:
Research and development(1)	200	4,979	7,193	1,367	3,033	15,405
Sales, general and administrative(1)	110	1,382	4,392	351	1,047	6,931

Total operating expenses(1)	310	6,361	11,585	1,718	4,080	22,336

Loss from operations	(310)	(5,838)	(11,230)	(1,657)	(4,013)	(21,391)
Interest and other income	36	149	281	62	248	714

Loss before income taxes	(274)	(5,689)	(10,949)	(1,595)	(3,765)	(20,677)
Income taxes	—	(1)	(1)	(1)	(2)	(4)

Net loss	(274)	(5,690)	(10,950)	(1,596)	(3,767)	(20,681)
Deemed dividend related to beneficial conversion feature of convertible preferred stock(2)	—	—	(21,104)	—	—	(21,104)

Net loss attributable to common stockholders	$(274)	$(5,690)	$(32,054)	$(1,596)	$(3,767)	$(41,785)

Net loss per share attributable to common stockholders — basic and diluted	$(0.35)	$(7.27)	$(30.11)	$(1.84)	$(2.31)

Weighted average shares outstanding — basic and diluted	777	782	1,065	865	1,630

Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)(3)			$(1.71)		$(0.12)

Pro forma weighted average shares outstanding — basic and diluted (unaudited)(3)			18,702		31,411

footnotes on following page

(1)	Includes stock-based compensation as follows:

						Cumulative
	Period from					Period from
	December 30,					December 30,
	2003 (Date of	Year Ended		Three Months		2003 (Date
	Inception) to	December 31,		Ended March 31,		of Inception)
	December 31,					to March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
	(in thousands)
Research and development	$—	$—	$452	$—	$225	$677
Sales, general and administrative	45	23	2,387	—	411	2,866

Total	$45	$23	$2,839	$—	$636	$3,543

(2)	In 2005, in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, we recognized a deemed dividend related to a beneficial conversion feature of convertible preferred stock.

(3)	See note 12 of the notes to our financial statements for a description of the method used to compute pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited) and pro forma weighted average shares outstanding — basic and diluted (unaudited).

	As of March 31, 2006

		Pro Forma
	Actual	As Adjusted

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$28,212	$
Working capital	27,423
Total assets	28,935
Convertible preferred stock	65,424
Total shareholders’ equity (deficit)	(38,013)

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.
Risks Related to Our Business
We are a development stage company and we currently do not generate revenue from the sale of any products.
We are a development stage medical device company with a limited operating history, and we currently do not have any commercialized products or any source of product revenue. To date, we have generated only a minimal amount of revenue, all of which was received under a research grant. We have invested all of our time and resources in developing Bronchial Thermoplasty performed using the Alair System, which will require additional clinical evaluation, regulatory approval, significant marketing efforts and substantial additional investment before it can provide us with any revenue. Our efforts may not lead to a commercially successful product. In addition, the use of Bronchial Thermoplasty for asthma is a novel procedure that has not previously been investigated to any meaningful extent prior to our clinical trials. Accordingly, we are subject to the risks of failure inherent in the development of a product based on new technology.
We only recently began enrolling patients for a pivotal clinical trial, our AIR2 Trial, to be used as a basis for our application for U.S. Food and Drug Administration, or FDA, approval to market the Alair System, and we do not expect to commercialize Bronchial Thermoplasty performed using the Alair System before late 2008, if at all. If we are not successful in completing our clinical trials, or if the data from our clinical trials are not satisfactory, we may not proceed with our planned filing of an application for regulatory approval or we may be forced to delay our regulatory filings to conduct additional clinical trials or for other reasons. If we are unable to obtain regulatory approval for the Alair System and successfully commercialize Bronchial Thermoplasty, we will be unable to generate meaningful revenue.
We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.
We are not profitable and have incurred net losses in each quarter since our inception in December 2003, including net losses of $274,000, $5.7 million, $11.0 million and $3.8 million, respectively, for the period ended December 31, 2003, the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006. We have financed our operations primarily through private placements of our equity securities and have devoted substantially all of our resources to research and development relating to Bronchial Thermoplasty. We expect our research and development expenses to increase in connection with our AIR2 Trial and other development and commercialization activities. We expect to incur significant sales and marketing expenses and manufacturing expenses prior to our anticipated receipt of FDA approval, and we expect these expenses to increase further if we receive such approval. Additionally, we expect that our general and administrative expenses will increase due to the additional operational and regulatory burdens applicable to public companies. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future.

We have not received, and may never receive, FDA approval to market the Alair System.
We presently do not have the necessary regulatory approvals to market the Alair System for the treatment of asthma in the United States. If approved, we plan initially to launch the Alair System in the United States. The regulatory approval process in the United States involves, among other things, successfully completing clinical trials and obtaining premarket approval, or PMA, from the FDA. The PMA process requires us to demonstrate the safety and efficacy of the Alair System to the FDA’s satisfaction. This process is expensive and uncertain, can take several years after a PMA application is filed and may never result in the FDA granting a PMA. The FDA could delay, limit or deny approval of a PMA application of the Alair System for many reasons, including:

•	we may not be able to demonstrate the safety and efficacy of the Alair System to the FDA’s satisfaction;

•	the data from our clinical trials may be insufficient to support approval; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.
In addition, there is no precedent for FDA approval of an interventional medical device for the treatment of asthma. Because Bronchial Thermoplasty performed using the Alair System represents a novel way to treat asthma, because it is interventional and involves tissue reduction, and because asthma symptoms are already addressed by drug therapies that are generally effective for a large portion of the asthma population, we believe the FDA may review our application for approval of the Alair System with a high degree of scrutiny, which could cause that process to be lengthier and more involved than that for products without these characteristics. In addition, these factors may cause the FDA to require us to conduct additional clinical trials and provide additional evidence regarding the safety and efficacy of the Alair System, and may affect the willingness of the FDA to ultimately approve the marketing of the Alair System to treat asthma.
Furthermore, our AIR2 Trial is designed to use, as its primary endpoint, the patient’s response to an Asthma Quality of Life Questionnaire, or AQLQ, a subjective patient-reported outcome. While the FDA has approved our AIR2 Trial protocol that utilizes AQLQ scores as the primary endpoint, we believe that most asthma medications that have been approved by the FDA have used more objective measures of pulmonary function as primary endpoints. It is possible that in reviewing our study results for our PMA submission, the FDA may want to see significant improvements in other secondary endpoints, including more objective measures of pulmonary function, in addition to AQLQ. Accordingly, even if we believe that the data from the AIR2 Trial are favorable, the FDA may not approve the Alair System, and may request additional information, including data from additional clinical trials. Any delay in, or failure to receive, approval for the Alair System would delay or prevent us from generating product revenue or achieving profitability.
Even if the Alair System is approved by the FDA, this approval may be more restrictive than we anticipate. Accordingly, we would be limited to marketing the Alair System to only a subpopulation of asthma patients, which would significantly reduce the size of our potential market.
If we are unable to successfully complete our AIR2 Trial, or if we experience significant delays, our ability to commercialize Bronchial Thermoplasty performed using the Alair System, and our financial position, will be impaired.
Before we can market the Alair System, we must successfully complete our AIR2 Trial, as well as any other required clinical trials. Clinical trials are lengthy, expensive and uncertain and are subject to delays and failure at any stage. Furthermore, the data we collect from our AIR2 Trial may not demonstrate the safety and efficacy of the Alair System, and may not be sufficient to support FDA approval even if the trial’s intended efficacy endpoints and safety profile are achieved. The FDA may disagree with our interpretation of data, or may find the results inadequate in terms of safety or efficacy, and may require us to pursue additional preclinical studies or clinical trials or provide additional data and information, which could further delay the approval of the Alair System. If we are unable to demonstrate the safety and efficacy of the Alair System in our AIR2 Trial to the FDA’s satisfaction, we will be unable to obtain regulatory approval to market the Alair System.
Our AIR2 Trial involves screening, assessing, testing, treating and monitoring patients at approximately 40 sites worldwide, and will require coordination with patients and clinical institutions as well as with treatment and assessment physicians and related medical personnel. Conducting a clinical trial of this scale is a complex and uncertain process. To enroll and treat patients at a clinical site, we must first obtain clinical site approvals, finalize contracts at trial sites and train site personnel. The FDA has previously notified us that expanding the number of investigational sites may result in the inability of the FDA to assess initial performance data due to statistical issues at low-enrolling sites and because sites with only a few patients will require a thorough and individual evaluation of all reported adverse events and initial findings. If such an event were to occur, it could impact the final number of study participants we would need to enroll based on the design of our study. The results of the AIR2 Trial are blinded, so we believe that we will not know how patients treated with the Alair System have responded to treatment until some time after a sufficient number of patients have completed the trial procedures. The ultimate timing of the results and number of patients will vary based on the parameters of our AIR2 Trial design.
The AIR2 Trial protocol requires us to obtain clinical data from at least 225 patients to meet our primary safety and efficacy endpoints. Depending on the attrition level, which is the number of enrolled patients who fail for any reason to complete the trial, we are planning to enroll approximately 300 patients. If we do not obtain acceptable results as defined in our study design, we may continue enrolling additional patients as necessary to complete our trial up to a maximum of 600 patients. As of June 30, 2006, we had enrolled a total of 69 patients, and we currently expect to enroll at least 225 patients in early 2007. However, it may take us longer than we expect to reach this enrollment threshold, and we may experience a higher level of attrition than we expect. In particular, the interventional nature and novelty of Bronchial Thermoplasty may make it more difficult to enroll a sufficient number of patients in the trial, and may increase the attrition level. Moreover, while we anticipate that we may first be able to submit our PMA application from our AIR2 Trial to the FDA by the end of 2007, our PMA application to the FDA could be delayed for a variety of reasons, including delays in reaching our enrollment threshold, the need for additional time to analyze unclear or uncertain results, regulatory developments or requests by the FDA for additional data.
In addition, our AIR2 Trial protocol requires that a third of the enrolled patients be assigned to a control group that receives a sham procedure, which consists of a bronchoscopic procedure that appears to the patient to be delivering Bronchial Thermoplasty, without actually delivering thermal energy. The prospect of going through this procedure without receiving Bronchial Thermoplasty may cause patients to be less willing to enroll in our clinical trial, and this sham procedure may generate a placebo effect in which patients may report a benefit after going through an invasive procedure, even if no active treatment is delivered. As a result of this placebo effect, our AIR2 Trial may generate data that shows a smaller difference between the control group’s data and that of the group receiving Bronchial Thermoplasty than would otherwise be the case. This could reduce the likelihood that our AIR2 Trial will demonstrate the efficacy of Bronchial Thermoplasty. In addition, our AIR2 Trial is the first of our clinical trials that has been sham controlled and, as a result, we may obtain data that are not consistent with our previously completed clinical trials because of an underestimation of the placebo effect in the design of our AIR2 Trial.

Furthermore, our AIR2 Trial has been designed based on a Bayesian adaptive approach to statistical analysis that provides an opportunity to learn from evidence as it accumulates (including evidence from prior trials). While the FDA has indicated its acceptance of this approach in our AIR2 Trial, the FDA has also publicly announced that it plans to develop and issue further guidance on the use of this approach in designing clinical trials. It is possible that the FDA could announce guidance that is inconsistent with the design of our AIR2 Trial, which could require that we redesign and repeat all or part of our AIR2 Trial, substantially delaying completion of the trial.
Completion of our AIR2 Trial could be delayed or halted, and the trial could be unsuccessful, for many reasons, including:

•	the FDA or other regulatory authorities may force us to modify our previously approved protocol, or deny any request we may make to modify this protocol, or may place our AIR2 Trial on hold;

•	patients may not enroll in, or complete, our AIR2 Trial at the rate we expect;

•	the interim or final results of our AIR2 Trial may be inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	sites currently participating in our AIR2 Trial may drop out of the trial, which may require us to engage new sites;

•	we may experience difficulties or delays in bringing additional clinical sites on-line;

•	patients may not comply with trial protocols;

•	patients may not return for post-treatment follow-up at the rate we expect;

•	patients may experience unanticipated adverse events or side effects, which could cause our AIR2 Trial to be delayed or stopped;

•	clinical investigators may decline to participate in our AIR2 Trial, and may not perform on our anticipated schedule or consistent with the investigator agreement, clinical trial protocol, good clinical practices or other FDA requirements;

•	third-party organizations may not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our AIR2 Trial may require us to undertake corrective action or suspend or terminate our AIR2 Trial if inspectors find us not to be in compliance with regulatory requirements; and

•	government regulations or policies may change.
In addition, adverse events during a clinical trial could cause us to repeat or terminate a trial. If the AIR2 Trial is delayed, it may take us longer to commercialize the Alair System and generate product revenue. Moreover, our development costs will increase if we have material delays in our AIR2 Trial or if we need to perform more or larger clinical trials than planned.
While we have conducted preclinical studies, and limited clinical trials outside of the United States, and obtained an Investigational Device Exemption, or IDE, prior to commencing our AIR2 Trial, FDA approval of an IDE application permitting us to conduct testing does not mean that the FDA will consider the data gathered in the trial sufficient to support approval of a PMA application. In addition, the results of preclinical studies and limited clinical trials do not necessarily predict later clinical trial results.
Potential long-term complications from Bronchial Thermoplasty may not be revealed by our clinical experience to date.
Bronchial Thermoplasty may result in unanticipated and potentially severe adverse effects. If unanticipated long-term or severe side effects result from Bronchial Thermoplasty, we could be subject to liability and Bronchial Thermoplasty would not be widely adopted. Furthermore, any such adverse events could delay or prevent us from obtaining FDA approval of the Alair System and commercializing Bronchial Thermoplasty.
Our clinical trials have been limited in size and duration of follow-up. As of June 30, 2006, only 130 patients have been treated with the Alair System. Many of these patients have been treated within the last eight months, and the time period over which we have data for these patients is similarly limited. It is possible that Bronchial Thermoplasty may have adverse consequences that only become apparent a longer time after the procedure has been completed. Bronchial Thermoplasty may also have unanticipated adverse consequences that only become apparent after the procedure is performed on a much larger number of patients. Furthermore, the results from our current clinical trials may not be indicative of the clinical results obtained when we examine patients at later dates.
Because Bronchial Thermoplasty involves reduction of airway smooth muscle, it is possible that this therapy could have unexpected long-term consequences that are not detected in our clinical trials. Additionally, we have not been able to closely examine and analyze the airway tissues of asthma patients who have been treated with Bronchial Thermoplasty, which has limited our ability to understand the manner in which this therapy acts upon airway tissue. For example, airway smooth muscle produces a variety of mediators, and contains receptors, whose function and activity are not well understood. Reduction of airway smooth muscle could reduce the production of such mediators, or the availability of such receptors, and we do not know whether this may have adverse consequences. Additionally, when the mass of airway smooth muscle is reduced through Bronchial Thermoplasty, it is replaced with a thin layer of collagen matrix, and we do not know whether the presence of this collagen matrix in the airways may have adverse consequences. Accordingly, it is possible that Bronchial Thermoplasty may have unanticipated adverse effects on airway tissue, and may adversely affect the manner in which such tissue responds to other treatments.
If we are unable to obtain adequate coverage or reimbursement from third-party payors for Bronchial Thermoplasty performed using the Alair System, we will be unable to generate significant revenue.
The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. The commercial success of Bronchial Thermoplasty in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement for Bronchial Thermoplasty is available. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement, and, as a result, they may not cover or provide adequate payment for Bronchial Thermoplasty. To position Bronchial Thermoplasty for acceptance by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue.
The efficacy, safety, ease of use and cost-effectiveness of the Alair System will in part determine the availability and level of reimbursement for Bronchial Thermoplasty. In particular, we expect that securing coverage and reimbursement for Bronchial Thermoplasty will be more difficult if our AIR2

Trial does not demonstrate a level of improvement that healthcare providers, healthcare institutions and asthma patients consider clinically meaningful, regardless of whether this clinical trial meets FDA requirements. Reimbursement also may be more difficult to obtain if payors view Bronchial Thermoplasty as adding to their costs because Bronchial Thermoplasty may be delivered to asthma patients who will continue to receive a significant amount of reimbursed conventional asthma medications or other care. Moreover, the novelty of Bronchial Thermoplasty to treat asthma will likely complicate the establishment of a uniform and favorable reimbursement policy.
In some foreign markets, pricing and profitability of medical devices and procedures are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require pre-approval of coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. It is uncertain whether Bronchial Thermoplasty performed using the Alair System will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.
Bronchial Thermoplasty performed using the Alair System may never achieve market acceptance even if we obtain regulatory approval and adequate coverage and reimbursement from third-party payors.
To date, only those patients and physicians involved in our clinical trials have used the Alair System and, even if we obtain regulatory approval and adequate coverage and reimbursement from third-party payors, people with asthma or the medical community may not endorse Bronchial Thermoplasty. Our success is dependent upon achieving widespread acceptance of Bronchial Thermoplasty among medical practitioners and asthma patients. Bronchial Thermoplasty is a new procedure, and its effects and method of action are not yet well understood. Accordingly, market acceptance of Bronchial Thermoplasty will depend on our ability to successfully communicate the benefits of Bronchial Thermoplasty to each of the constituencies that are involved in deciding whether to treat a particular patient using Bronchial Thermoplasty:

•	the healthcare practitioners, such as pulmonologists, who treat asthma patients, as well as referring physicians;

•	the healthcare institutions where the procedure would be performed, as well as opinion leaders in these institutions; and

•	the asthma patients themselves.
Marketing to each of these constituencies requires a different marketing approach and involves different challenges, and we must convince each of these groups of the efficacy and safety of Bronchial Thermoplasty to be successful. Our ability to market Bronchial Thermoplasty successfully to each of these constituencies will depend on a number of factors, including:

•	regulatory approval of the Alair System for the treatment of asthma;

•	the perceived safety, efficacy and persistence of the benefits of Bronchial Thermoplasty relative to alternative therapies;

•	the level of education and awareness among physicians and asthma patients concerning Bronchial Thermoplasty and the Alair System;

•	publicity concerning Bronchial Thermoplasty;

•	the price of the Alair System and the associated costs of Bronchial Thermoplasty;

•	the frequency and severity of any side effects; and

•	the availability and perceived advantages and disadvantages of alternative treatments.
Patients may not perceive the benefits of Bronchial Thermoplasty and may be unwilling to change their current treatment regimens. In particular, patients may be unwilling to undergo Bronchial Thermoplasty since it is an interventional procedure, and they may be unwilling to allow a bronchoscope to be introduced into their lungs or to allow their lung tissue to be modified in order to receive this treatment. In addition, since Bronchial Thermoplasty must be performed by physicians in hospitals or other healthcare institutions, patients may perceive this treatment as being less convenient than other therapies. Furthermore, because we do not expect Bronchial Thermoplasty will eliminate the need for asthma medications, asthma patients may perceive the procedure as being of limited benefit.
Physicians may be slow to adopt Bronchial Thermoplasty and the Alair System because of perceived liability risks arising from the use of new products and the uncertainty of third-party coverage and reimbursement. Physicians may not recommend or perform procedures with the Alair System until there is long-term clinical evidence to convince them to alter their existing treatment methods and until prominent physicians begin recommending Bronchial Thermoplasty performed using the Alair System to asthma patients. In addition, physicians will need to be trained in the Bronchial Thermoplasty procedure. We cannot predict when, if ever, physicians may adopt Bronchial Thermoplasty or the Alair System. If the Alair System is approved but does not achieve an adequate level of acceptance by patients and physicians, we will not generate significant product revenue and we may not become profitable.
In addition, our Alair Catheter is designed for use in standard bronchoscopes that are currently available. If manufacturers of bronchoscopes were to change the shape of the working channel of their bronchoscopes, then the Alair Catheter may not work with their bronchoscopes. This could reduce demand for our Alair System.
Breakthroughs in the treatment of asthma could render Bronchial Thermoplasty or the Alair System obsolete.
The market for asthma related therapies could change rapidly with technological change and product innovation. The Alair System is based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies for the treatment of asthma. A novel device developed and marketed by one of our competitors could significantly reduce market acceptance of Bronchial Thermoplasty and the Alair System. Moreover, the pharmaceutical industry may develop and commercialize novel asthma medications that may impact the market acceptance of Bronchial Thermoplasty. In addition, the National Institutes of Health and other supporters of asthma research are continually seeking ways to prevent, cure or improve the treatment of asthma. While we believe Bronchial Thermoplasty may provide a persistent treatment for asthma, it is not a cure for the disease. Therefore, Bronchial Thermoplasty and the Alair System in its current state may be rendered obsolete if a cure were to be developed or by other breakthroughs in asthma treatment or prevention.
We expect to operate in a highly competitive market, we may face competition from large, well-established companies with significant resources, and we may not be able to compete effectively.
We may face competition from companies that develop and market medications for the management of asthma and from medical device companies that may develop alternative systems for the treatment of asthma. Even though we intend to market the Alair System as being complementary to current medications for the management of asthma, pharmaceutical companies may view our technology as a threat and may focus their resources on competing with Bronchial Thermoplasty. We could face considerable competition from larger medical device and pharmaceutical companies, which may have a number of competitive advantages, including:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional product lines, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.
As a result, we may not be able to compete effectively against these companies or their products.
We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.
We may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our AIR2 Trial, fail to assist in minimizing enrollee attrition, or fail to ensure compliance by patients with clinical protocols, we will be unable to complete these trials in a timely fashion, which could delay or prevent us from obtaining regulatory approvals for the Alair System. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our AIR2 Trial could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols investigator agreements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for the Alair System, or successfully commercialize Bronchial Thermoplasty.
We may be unable to complete the development of the Alair System and commercialization of Bronchial Thermoplasty without additional funding.
Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on research and development, including conducting clinical trials for the Alair System. Even before we receive approval to market the Alair System, we expect to spend significant additional amounts on commercialization, including development of a direct sales force and expansion of manufacturing capacity. For the year ended December 31, 2005 and the three months ended March 31, 2006, our net cash used in operating activities was $8.2 million and $3.1 million, respectively. We expect that our cash used by operations will increase significantly in future periods. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We may need additional funds to complete the development of the Alair System and commercialization of Bronchial Thermoplasty. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders. The amount of funding we will need will depend on many factors, including:

•	the rate of progress and cost of our AIR2 Trial and development of the Alair System;

•	the success of our research and development efforts;

•	the costs and timing of FDA approval of the Alair System;

•	the expenses we incur in developing, selling and marketing of the Alair System;

•	the revenue generated by any sales of the Alair System;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
If adequate funds are not available, we may have to delay or cease development of the Alair System or commercialization of Bronchial Thermoplasty or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources. Any of these factors could harm our financial condition.
If we are unable to establish sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute the Alair System, our business will be harmed.
We do not have a sales organization and have no experience as a company in the sale, marketing and distribution of asthma treatment products. To achieve commercial success for any approved product we must either develop a sales and marketing force or enter into marketing and sales arrangements with others. We currently plan to establish a direct sales force in the United States. Our sales force may compete with the experienced and well-funded marketing and sales operations of our potential competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell any approved products in the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States, our product revenue could be lower than if we directly marketed Bronchial Thermoplasty and the Alair System. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

Our manufacturing operations are dependent upon third-party manufacturers and suppliers, making us vulnerable to supply problems that could harm our business.
We currently rely on Stellartech Research Corporation and Life Science Outsourcing to manufacture and supply the Alair RF Controller and Alair Catheter, respectively, used in the Alair System for the purpose of our clinical trials. In order to produce our devices in the quantities we anticipate will be necessary to meet market demand, we may need to increase our manufacturing capacity significantly over the current level by adding or changing contract manufacturers, or by leasing and staffing a facility to manufacture the product ourselves. In addition, our contract manufacturers rely on sole-source suppliers to manufacture some of the components used in the Alair System. If any of our existing suppliers are unable or unwilling to meet our demand for components, or if the components or finished products that they supply do not meet quality or other specifications, the development and commercialization of the Alair System could be delayed or prevented.
Our manufacturers and suppliers may encounter problems during manufacturing, particularly in ramping up capacity for commercialization, due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of the Alair System or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply of components and materials in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•	switching or adding manufacturers, or manufacturing the Alair System ourselves, will require pre-approval by the FDA and corresponding state agencies, and such pre-approval may not be granted on a timely basis or at all;

•	switching components may require product redesign and submission to the FDA of a PMA supplement or possibly a separate PMA application, either of which could significantly delay production;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.
Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our future customers and cause them to cancel orders or switch to competitive products.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.
Following commercial launch in the United States, we plan to introduce Bronchial Thermoplasty performed using the Alair System on an international basis. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, reimbursement approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional preclinical and clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. While the Alair System has received approval from the European Union to bear the CE conformity marking, we may not obtain other foreign regulatory approvals on a timely basis, if at all. Moreover, if our ISO certification or the ISO certifications of any of our vendors is revoked in the future, this would inhibit our ability to commercialize Bronchial Thermoplasty in Europe. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to effectively commercialize Bronchial Thermoplasty in any market on a timely basis, or at all.
Even if the Alair System is approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems, the Alair System could be subject to restrictions or withdrawal from the market.
The Alair System, along with the manufacturing processes, post-approval clinical data (if any), adverse events, recalls or corrections, and promotional activities, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the Quality System Regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the QSR through announced and unannounced inspections. We and our third-party manufacturers have not yet been inspected by the FDA and will have to successfully complete such an inspection before we ship any commercial products. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

•	warning letters or untitled letters;

•	fines and civil penalties;

•	withdrawal or suspension of approval or clearance by the FDA or other regulatory bodies;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement or refund;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.
Even if regulatory approval or clearance of the Alair System is granted, the approval or clearance may be subject to limitations on the indication for which the product may be marketed. If the FDA determines that our promotional materials, training or other activities constitutes promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of an untitled or warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional, training or other materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.
Furthermore, any modification to a device that has received FDA clearance or approval that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, design or manufacture, requires a new clearance or approval from the FDA. If the FDA disagrees with any determination by us that new clearance or approval is not required, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties.
In addition, regulatory approval of a product may contain requirements for costly post-marketing testing or surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.
In addition, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.
If we do not achieve our clinical trial and product development goals in the time frames we announce and expect, our stock price may decline.
From time to time, we estimate and publicly announce, including in this prospectus, the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals. These statements, which are forward-looking statements, include our estimates regarding enrolling patients in our clinical trials, when we expect to complete our AIR2 Trial or other clinical trials, when we expect to submit our first PMA application to the FDA to seek regulatory approval to market the Alair System, and when we expect to obtain FDA approval for or begin to receive meaningful revenue from the Alair System. These estimates are based on a variety of assumptions. The timing of the actual achievement of these milestones may vary dramatically compared to our estimates, in some cases for reasons beyond our control. Our failure to meet any publicly-announced goals may be perceived negatively by the public markets, and, as a result, our stock price may decline.
We face the risk of product liability claims and may not be able to maintain or obtain insurance.
Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, marketing and sale of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, the Alair System. We may be subject to product liability claims if the Alair System causes, or merely appears to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us at an acceptable cost or on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims, which could result in significant costs and harm to our business.
We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform Bronchial Thermoplasty and to care for treated patients. If these medical personnel are not properly trained or are negligent, the capabilities of the Alair System may be diminished or the patient may suffer critical injury, which may subject us to liability. These liabilities could prevent or interfere with our commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of Bronchial Thermoplasty in the marketplace.
Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.
Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. To protect our proprietary rights, we may, in the future, need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could order us to pay attorney fees. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our product candidates, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.
We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from commercializing Bronchial Thermoplasty performed using the Alair System, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.
Third parties could, in the future, assert infringement or misappropriation claims against us with respect to Bronchial Thermoplasty and/or the Alair System. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that Bronchial Thermoplasty and/or the Alair System are covered by U.S. or foreign patents held by them. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that Bronchial Thermoplasty and/or the Alair System infringe. There could also be existing patents of which we are unaware that one or more components of the Alair System may inadvertently infringe. If the number of competitors in the market for asthma treatment systems grow, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.
Any infringement or misappropriation claim could cause us to incur significant costs, could place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from commercializing the Alair System unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign the Alair System to avoid infringement. Any such license could impair operating margins on future product revenue. A court could also order us to pay compensatory damages for such infringement, and potentially treble damages, plus prejudgment interest and attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing the Alair System, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.
Our success will depend on our ability to attract and retain our personnel.
We are highly dependent on our senior management, especially Glen French, our President and Chief Executive Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of Bronchial Thermoplasty. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees other than Mr. French.
We expect to rapidly expand our sales and marketing, product development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.
We will incur increased costs and demands on our management as a result of the regulatory obligations of being a public company.
The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and divert its attention away from our business, and will require the hiring of additional personnel. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. As a development stage company with limited capital and human resources, we will need to divert management’s time and attention away from our business in order to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.
Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
Accounting methods and policies for business and market practices, including policies regarding expensing stock options, are subject to review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. In December 2004 the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. We rely heavily on stock options to compensate existing employees and attract new employees. As a result of SFAS 123R, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.
Some of our directors also serve on the board of directors of Broncus Technologies, Inc., with which we have a number of relationships, which could result in such directors having different interests than our stockholders on Broncus-related matters.
We have a number of relationships with Broncus Technologies, Inc. arising from our inception in December 2003. See Related Party Transactions — Formation-Related Agreements. As four of our directors, including our Chief Executive Officer, are also directors of Broncus, and directly or indirectly have equity interests in Broncus, should issues arise in our relationship with Broncus, such directors may have interests that are different than those of our stockholders.
Our facilities and the facilities of our third-party manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our third-party manufacturers, which could cause us to curtail our operations.
Our facilities and the facilities of our third-party manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Relating to this Offering
The market price for our common stock is likely to be volatile and could result in a decline in the value of your investment.
Our stock price is likely to be volatile. The stock market in general and the securities of medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This has been especially true for development stage companies such as ours. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The following factors, in addition to other risk factors described in this section and general market and economic conditions, may have a significant impact on the market price of our common stock:

•	results of our research and development efforts and our AIR2 Trial;

•	the timing of regulatory approval for the Alair System;

•	failure of the Alair System, if approved, to achieve commercial success;

•	the announcement of new products or product enhancements by our competitors;

•	regulatory developments in the United States and foreign countries;

•	ability to manufacture the Alair System in commercial quantities and in accordance with regulatory standards;

•	changes in financial estimates or recommendations by securities analysts;

•	public concern over the safety of Bronchial Thermoplasty;

•	developments or disputes concerning patents or other proprietary rights;

•	product liability claims and litigation against us or our competitors;

•	the departure of key personnel;

•	changes in private or governmental payor coverage and reimbursement arrangements;

•	changes in accounting principles or practices; and

•	future sales of our common stock.
A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort may not be adequate.
An active trading market for our common stock may not develop.
Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after this offering. You may not be able to sell your common stock at or above the initial public offering price.
We have broad discretion in the use of the net proceeds from this offering, and may not use them effectively.
We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in Use of Proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.
Upon closing of this offering, based upon beneficial ownership as of March 31, 2006, our current directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately      % of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.
If there are substantial sales of our common stock, our stock price could decline.
If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on March 31, 2006, upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering, we will have approximately                      shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up agreements entered into by our stockholders, the remaining 32,220,850 shares outstanding upon the closing of this offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

•	31,858,514 shares of common stock will be eligible for sale in the public market, beginning 180 days after the effective date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms; and

•	the remaining 362,336 shares of common stock will become eligible for sale at various dates thereafter upon the lapse of our right of repurchase with respect to unvested shares.
Existing stockholders holding an aggregate of 29,781,108 shares of common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See Description of Capital Stock — Registration Rights. If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market.
Promptly following this offering, we intend to register up to approximately 8,034,457 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of March 31, 2006, 4,496,996 shares were subject to outstanding options, of which 1,224,231 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.
You will incur immediate and substantial dilution as a result of this offering.
The initial public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $           per share in the tangible book value of our common stock from the initial public offering price, based on the number of shares outstanding as of March 31, 2006. This is due in large part to earlier investors in our company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately      % of the total amount we have raised to fund our operations but will own only approximately      % of our common stock, based on the number of shares outstanding as of March 31, 2006. In addition, the exercise of currently outstanding options to purchase common stock and future equity issuances, including future public or private securities offerings and any additional shares issued in connection with acquisitions, will result in further dilution. For additional information, please see Dilution.
Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.
Upon the closing of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.
In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.
Please see Description of Capital Stock — Anti-takeover Provisions for a more detailed description of these provisions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled Summary, Risk Factors, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business. Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals, including the potential timing of our submission of a PMA application to the FDA and the timing of possible FDA approval;

•	our expectations with respect to our clinical trials, including the timing of reaching our enrollment goals for our clinical trials;

•	our ability to commercialize Bronchial Thermoplasty;

•	the statements regarding our growth strategy;

•	our expectations with respect to our intellectual property position;

•	our ability to develop and commercialize new products; and

•	our estimates regarding our capital requirements and our need for additional financing.
In some cases, you can identify forward-looking statements by terms such as may, will, should, could, would, expect, plan, anticipate, believe, estimate, project, predict, potential and similar expressions intended to identify forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the Risk Factors section, that could cause actual results or events to differ materially from the forward-looking statements that we make.
Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds of $           million from our sale of                 shares of common stock in this offering, based on the assumed public offering price of $           per share, after deducting the estimated underwriting discounts and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate we will receive net proceeds of approximately $           million. Each $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease, respectively, our net proceeds by approximately $           million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expense payable by us.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. Of the net proceeds to us from this offering, we expect to use approximately:

•	$20.0 million for clinical trials and other research and development expenses;

•	$20.0 million for building our commercial infrastructure, including sales and marketing resources; and

•	the remainder for working capital and general corporate purposes.
The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including the amount of cash used in our operations, the status of our AIR2 Trial and regulatory approval efforts, our commercialization efforts, competitive and other industry pressures and other factors described in the section entitled Risk Factors. While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds we receive from this offering.
Pending the uses described above, we will invest the net proceeds we receive from this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the net proceeds will yield a favorable return.
DIVIDEND POLICY
Since our inception, we have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (1) the effect of our reincorporation in Delaware, (2) the conversion of all outstanding preferred stock into common stock prior to the completion of this offering, and (3) the closing of this offering and the receipt of the estimated net proceeds from the sale of shares of common stock in this offering at the assumed public offering price of $ per share, after deducting the estimated underwriting discounts and offering expenses payable by us.
You should read this capitalization table together with the sections of this prospectus entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations and with the financial statements and related notes to those statements included elsewhere in this prospectus.

	As of March 31, 2006

		Pro Forma As
	Actual	Adjusted

	(unaudited)
	(in thousands, except share
	data)
Cash, cash equivalents and available-for-sale securities (1)	$28,212	$

Convertible preferred stock, no par value, 30,183,536 shares authorized, 29,781,108 shares issued and outstanding, actual;	65,424

Stockholders’ equity:
Preferred stock, $0.00001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, no par value, 45,000,000 shares authorized, 1,714,407 shares issued and outstanding, actual; $0.00001 par value, 120,000,000 shares authorized, shares issued and outstanding pro forma as adjusted(1)	5,737
Additional paid in capital	—
Deferred stock-based compensation	(1,901)
Notes receivable from stockholders	(117)
Deficit accumulated during the development stage	(41,785)
Accumulated other comprehensive income	53

Total stockholders’ equity (deficit)(1)	(38,013)

Total capitalization(1)	$27,411

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, the amount of cash, cash equivalents and available-for-sale securities, common stock, total stockholders’ equity (deficit) and total capitalization by approximately $ , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expense payable by us.

The information in the table above excludes:

•	4,496,996 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.23 per share;

•	4,000 shares of common stock issuable upon exercise of an outstanding warrant; and

•	3,537,461 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan and 2006 employee stock purchase plan.

DILUTION
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.
As of March 31, 2006, we had a negative net tangible book value of $(38) million, or $(          ) per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock.
Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the sale of                      shares of common stock offered by us in this offering at an assumed public offering price of $           per share, after deducting the estimated underwriting discounts and offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of March 31, 2006	$(	)
Decrease per share attributable to conversion of preferred stock
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share

Dilution per share to new investors in this offering			$

A $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $           million, our pro forma as adjusted net tangible book value by $          per share and the dilution to new investors in this offering by $           per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.
The following table shows, as of March 31, 2006, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $           per share, before deducting the estimated underwriting discount and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total			%			%

A $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.
The above discussion and tables are based on 32,220,850 shares outstanding as of March 31, 2006, and do not reflect:

•	4,496,996 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.23 per share;

•	4,000 shares of common stock issuable upon exercise of an outstanding warrant; and

•	3,537,461 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan and 2006 employee stock purchase plan.
If the underwriters exercise in full their over-allotment option to purchase up to                     additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of March 31, 2006 would have been $          , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $          to our existing stockholders and an immediate dilution per share to new investors in this offering of $          . If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own      % and our new investors would own      % of the total number of shares of our common stock outstanding after this offering.
Assuming the exercise in full of outstanding stock options and warrant, our pro forma as adjusted net tangible book value at March 31, 2006 would have been $                     per share, representing an immediate dilution of $                     per share to our existing stockholders. Assuming the exercise in full of the outstanding stock options and warrant, the shares purchased by the new investors would constitute      % of all shares purchased from us, and the total consideration paid by new investors would constitute      % of the total consideration paid for all shares purchased from us. In addition, the average price per share paid by existing stockholders would be $          .

SELECTED FINANCIAL DATA
The following tables summarize our selected financial data. The statements of operations data for the period from December 30, 2003 (date of inception) to December 31, 2003 and the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2005 and 2006 and the cumulative period from December 30, 2003 (date of inception) to March 31, 2006 and the balance sheet data as of March 31, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our financial statements and footnotes to those statements included elsewhere in this prospectus and the information in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our historical results are not necessarily indicative of the results to be expected in any future period.

						Cumulative
	Period from					Period from
	December 30,					December 30,
	2003 (Date of	Year Ended		Three Months		2003 (Date
	Inception) to	December 31,		Ended March 31,		of Inception)
	December 31,					to March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Grant revenue	$—	$523	$355	$61	$67	$945
Operating expenses:
Research and development(1)	200	4,979	7,193	1,367	3,033	15,405
Sales, general and administrative(1)	110	1,382	4,392	351	1,047	6,931

Total operating expenses(1)	310	6,361	11,585	1,718	4,080	22,336

Loss from operations	(310)	(5,838)	(11,230)	(1,657)	(4,013)	(21,391)
Interest and other income	36	149	281	62	248	714

Loss before income taxes	(274)	(5,689)	(10,949)	(1,595)	(3,765)	(20,677)
Income taxes	—	(1)	(1)	(1)	(2)	(4)

Net loss	(274)	(5,690)	(10,950)	(1,596)	(3,767)	(20,681)
Deemed dividend related to beneficial conversion feature of convertible preferred stock(2)	—	—	(21,104)	—	—	(21,104)

Net loss attributable to common stockholders	$(274)	$(5,690)	$(32,054)	$(1,596)	$(3,767)	$(41,785)

Net loss per share attributable to common stockholders — basic and diluted	$(0.35)	$(7.27)	$(30.11)	$(1.84)	$(2.31)

Weighted average shares outstanding — basic and diluted	777	782	1,065	865	1,630

Pro forma net loss (unaudited) per share attributable to common stockholders — basic and diluted(3)			$(1.71)		$(0.12)

Pro forma weighted average shares outstanding — basic and diluted (unaudited) (3)			18,702		31,411

footnotes on following page

(1)	Includes stock-based compensation as follows:

						Cumulative
	Period from			Three		Period from
	December 30,			Months		December 30,
	2003 (Date of	Year Ended		Ended		2003 (Date
	Inception) to	December 31,		March 31,		of Inception)
	December 31,					to March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
	(in thousands)
Research and development	$—	$—	$452	$—	$225	$677
Sales, general and administrative	45	23	2,387	—	411	2,866

Total	$45	$23	$2,839	$—	$636	$3,543

(2)	In 2005, in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, we recognized a deemed dividend related to a beneficial conversion feature of convertible preferred stock.

(3)	See note 12 of the notes to our financial statements for a description of the method used to compute pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited) and pro forma weighted average shares outstanding — basic and diluted (unaudited).

	As of December 31,
				As of
	2003	2004	2005	March 31, 2006

				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$50	$12,542	$31,237	$28,212
Working capital	1,857	11,584	30,517	27,423
Total assets	2,272	12,854	31,733	28,935
Convertible preferred stock	2,079	17,438	65,424	65,424
Total stockholders’ deficit	(113)	(5,776)	(34,955)	(38,013)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions, as set forth in Information Regarding Forward-Looking Statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and in Risk Factors, Business and elsewhere in this prospectus.
Overview
We are a medical device company focused on developing and commercializing a novel therapeutic treatment for asthma. We have developed proprietary technology designed to deliver controlled thermal energy to the lung airways of adult patients to reduce airway smooth muscle, in a procedure called Bronchial Thermoplasty. The contraction of airway smooth muscle in the lung airways is a main cause of airway constriction that leads to difficulty in breathing during asthma attacks. We believe that reducing airway smooth muscle in asthma patients can decrease the ability of the airways to constrict, thereby providing a significant therapeutic benefit to asthma patients whose symptoms are poorly controlled despite using conventional asthma medications. We have developed a device named the Alair System specifically to perform the Bronchial Thermoplasty procedure.
Since our inception in December 2003, we have sought to develop an asthma treatment system using assets and technology transferred to us by Broncus Technologies, Inc. Physicians have administered Bronchial Thermoplasty to approximately 130 asthma patients in our clinical trials to date. We believe that the data from these trials indicate that Bronchial Thermoplasty performed using the Alair System, when combined with conventional asthma medications, offers severe asthma patients a significant improvement in the control of their asthma symptoms, improving their quality of life. We are currently enrolling patients in our AIR2 Trial under an Investigational Device Exemption, or IDE, granted by the FDA to evaluate the safety and efficacy of Bronchial Thermoplasty in severe asthmatics who are still symptomatic despite taking high doses of conventional medication. We currently anticipate that the AIR2 Trial will include approximately 300 patients at approximately 40 sites in North America, Europe, Australia and South America. As of June 30, 2006, we had enrolled 69 patients in this trial and we expect to enroll at least 225 patients by early 2007. We intend that the AIR2 Trial will be a pivotal trial and that we will use this trial as the basis for an application for premarket approval, or PMA, with the FDA. We anticipate that we will file our PMA application by the end of 2007.
We are a development stage company. To date, we have not generated any product revenue, and we have incurred net losses in each quarter since our inception in December 2003. Through March 31, 2006, we had a deficit accumulated during the development stage of $41.8 million, including a $21.1 million deemed dividend reflecting the fact that the conversion price of convertible preferred stock that we issued in 2005 was determined (retrospectively) to be less than the deemed fair value of our common stock. We expect our losses to continue and increase as we continue to conduct our AIR2 Trial and initiate commercialization activities. We have financed our operations primarily through private placements of equity securities. In December 2005, we raised aggregate net cash proceeds of approximately $26.9 million in a private placement of shares of our Series CC preferred stock.

Financial Operations
Revenue
To date, we have not generated any product revenue. We do not expect to generate any revenue from sales of the Alair Sytem to treat asthma until at least late 2008. To date, our only revenue has been derived from a government grant, which will expire in late 2006, and we do not expect this grant to be renewed. Our research and development grant agreement provides for periodic payments in support of our research activities. Grant revenue is received and recognized as earned based on actual costs incurred or as milestones are achieved.

Research and Development
Our research and development expenses primarily consist of engineering and research expenses related to our asthma treatment technology, clinical trials, regulatory expenses and manufacturing expenses incurred to build the Alair Catheter and Alair RF Controller. These expenses are primarily related to employee compensation, including salary, fringe benefits, recruitment, relocation and temporary employee expenses. We also incur significant expenses to operate our clinical trials including trial design, clinical site reimbursement, data management and associated travel expenses. Our research and development expenses also include fees for outside design services, contractors and materials, and assembly expenses for our catheters and controllers. From our inception through March 31, 2006, we have incurred $15.4 million in research and development expenses, including $677,000 of stock-based compensation.
We expect research and development expenses for future periods to increase as we continue the development of the Alair System, conduct our AIR2 Trial, research and develop new product opportunities and hire additional employees.

Sales, General and Administrative
Our sales, general and administrative expenses primarily consist of compensation for our executive, financial, sales, marketing and administrative functions. From our inception through March 31, 2006, we have incurred $6.9 million for sales, general and administrative expenses, including $2.9 million of stock-based compensation.
We expect that sales, general and administrative expenses will increase significantly in future periods as we prepare for commercialization, as well as the expenses associated with operating as a publicly-traded company.
In anticipation of FDA approval of the Alair System, we plan to increase our manufacturing capacity and personnel to enable us to produce commercial quantities of our devices. Our capacity expansion could be constrained by the lack of readily available laboratory and manufacturing space, equipment design, production and validation, regulatory approval of our factory and personnel staffing. We also plan to expand the number of our sales and marketing personnel prior to obtaining FDA approval. If and when we obtain FDA approval, we plan to launch the Alair System in the United States with our own direct sales force.

Stock-Based Compensation
Stock-based compensation consists of compensation expense related to employee stock option grants. Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our common stock and the exercise price. The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors. Because there has been no public market for our common stock, our board has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including our sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of our capital stock, trends in the medical device market and other similar healthcare stocks, arm’s length, third-party sales of our common stock and valuations performed by management.
For financial reporting purposes, in connection with the preparation of the audit of our 2005 financial statements, we reassessed the fair value of the common stock underlying the stock options granted to our employees. This reassessment was based primarily on a retrospective valuation performed by management and discounted back to various dates. As a result, we recorded stock-based compensation expense in our statement of operations for the year ended December 31, 2005 to the extent that these reassessed values of the underlying common stock exceeded the exercise price of the stock options as of the initial grant date. This deferred stock-based compensation expense is amortized over the vesting period of the stock options and is included as a component of stock-based compensation.
In 2005, we issued full recourse notes receivable to two executive officers totaling $251,200 in connection with the early exercise of stock options. These notes bore interest at a rate of 4.19% which we consider to be below the market rate on the issuance dates. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, we accounted for the issuance of the notes as a modification which resulted in a new measurement date and variable accounting on the date of exercise. We recorded deferred stock-based compensation of $3.6 million based on the intrinsic value of the stock options on the exercise date and amortized $2.6 million in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinions No. 15 and 25, on the date of the modification. The remaining unamortized deferred stock-based compensation expense will be amortized on a straight line basis over the remainder of the vesting period. These notes were repaid in July 2006.
The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 was approximately $2.1 million, and is expected to be amortized as follows: $715,000 in 2006, $715,000 in 2007, $421,000 in 2008 and $228,000 in 2009.
Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires us to apply the provisions of SFAS 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. For the three months ended March 31, 2006, the total compensation cost related to stock-based awards granted under SFAS 123R to employees and directors but not yet recognized was approximately $8.5 million, net of estimated forfeitures. We will amortize this cost on a straight-line basis over a weighted average period of approximately four years. We recorded stock-based compensation expense of $636,000 in the three months ended March 31, 2006, comprised of $456,000 of stock-based compensation expense recognized under SFAS 123R, amortization of $178,000 of deferred stock-based compensation arising under APB No. 25 and $2,000 related to non-employee stock-based compensation.
Stock-based compensation expense is allocated among research and development expenses and sales, general and administrative expenses based on the job function of the holders of the outstanding stock options. For the period from inception until December 31, 2005, and for the first quarter of 2006, stock-based compensation expense has been allocated as follows:

	Period from
	December 30,
	2003 (Date of	Three Months
	Inception) to	Ended
	December 31,	March 31,
	2005	2006

	(in thousands)
Research and development	$452	$225
Sales, general and administrative	2,455	411

Total	$2,907	$636

Results of Operations

Years Ended December 31, 2003, 2004 and 2005
Revenue. We generated no product revenue during 2003, 2004 and 2005. We recognized no revenue, $523,000 and $355,000 in 2003, 2004 and 2005, respectively, from the reimbursement of expenses related to our clinical trials under a federal government grant.
Research and Development. Research and development expenses were $200,000 in 2003, $5.0 million in 2004 and $7.2 million in 2005. Research and development expenses in 2004 consisted primarily of $2.3 million for clinical trial expenses, $1.7 million for salaries and related expenses, $530,000 for research and development-related consulting services and $386,000 for other research-related expenses. Research and development expenses in 2005 consisted primarily of $2.7 million for clinical trial expenses, $2.5 million for salaries, $1.0 million for research and development-related consulting services and $454,000 for development and protoype builds. Our research and development expenses did not include any stock-based compensation in 2004 and included stock-based compensation of $452,000 in 2005.
The $4.8 million increase from 2003 to 2004 was primarily due to 2004 being the first full year of operations following our inception on December 30, 2003. The $2.2 million increase from 2004 to 2005 was primarily due to expansion of clinical trials and product development activities and reflected increases of $860,000 for salaries and related expenses for the addition of five full time research and development employees, $287,000 for increased product builds, $496,000 for research and development-related consulting and $348,000 million for clinical trial expenses.
Sales, General and Administrative. Sales, general and administrative expenses were $120,000 in 2003, $1.4 million in 2004 and $4.4 million in 2005. Sales, general and administrative expenses in 2004 consisted primarily of $799,000 for salaries and related expenses and $311,000 for professional services and other operating expenses. Sales, general and administrative expenses in 2005 consisted primarily of $3.6 million for salaries and related expenses and $740,000 million for professional services and other administrative costs. Our sales, general and administrative expenses included stock-based compensation of $23,000 in 2004 and $2.4 million in 2005.
The $1.3 million increase from 2003 to 2004 was primarily due to 2004 being the first full year of operations following our inception on December 30, 2003. The $3.0 million increase from 2004 to 2005 was primarily related to salaries and related expenses for increased administrative personnel in accounting and marketing.
Interest and Other Income. Interest and other income was $36,000 in 2003, $150,000 in 2004 and $281,000 in 2005. The increases were primarily due to higher average cash balances and increased interest rates.

Deemed Dividend. In 2005, in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, we recognized a deemed dividend related to a beneficial conversion feature of convertible preferred stock of $21.1 million. This deemed dividend represents the difference between the per share conversion price of our Series CC preferred stock, which we issued in December 2005, and the deemed fair value of our common stock on the issuance date, as determined retrospectively, multiplied by the number of shares of Series CC preferred stock sold.
Three Months Ended March 31, 2005 and 2006
Revenue. We generated no product revenue during the three months ended March 31, 2005 and 2006. We recognized grant revenue of $61,000 and $67,000 in the three months ended March 31, 2005 and 2006, respectively, from the reimbursement of clinical research related expenses under a federal government grant.
Research and Development. Research and development expenses during the three months ended March 31, 2005 and 2006 were $1.4 million and $3.0 million, respectively. During the three months ended March 31, 2005, research and development expenses consisted primarily of $565,000 for clinical trial expenses, $465,000 for salaries and related expenses, $181,000 for consulting services and $67,000 for development and prototype builds. During the three months ended March 31, 2006, research and development expenses consisted primarily of $1.3 million for clinical trial expenses, $1.0 million for salaries and related expenses, $280,000 for development and prototype builds and $199,000 for consulting services. Research and development expenses did not include any stock-based compensation during the three months ended March 31, 2005 and included stock-based compensation of $225,000 during the three months ended March 31, 2006.
The increase during the three months ended March 31, 2006 compared to the same period in 2005 was due primarily to expense of $779,000 related to expanded participation in our clinical trials and $540,000 for salaries and related expenses for increased research and development personnel.
Sales, General and Administrative. Sales, general and administrative expenses during the three months ended in March 31, 2005 and 2006 were $351,000 and $1.0 million, respectively. During the three months ended March 31, 2005, sales, general and administrative expenses consisted primarily of $223,000 for salaries and related expenses. During the three months ended March 31, 2006, sales, general and administrative expenses included $765,000 for salaries and related expenses and $63,000 for professional services. Sales, general and administrative expenses did not include any stock-based compensation during the three months ended March 31, 2005 and included stock-based compensation of $411,000 during the three months ended March 31, 2006.
Interest and Other Income. Interest and other income for the three months ended March 31, 2005 and 2006 was $62,000 and $248,000, respectively. This increase was primarily due to a higher average cash balance and increased interest rates.
Liquidity and Capital Resources
We are a development stage company and have incurred operating losses since our inception in December 2003. As of March 31, 2006, we had a deficit accumulated during the development stage of $41.8 million. We have funded our operations primarily from the private placement of equity securities, raising aggregate net proceeds of $44.4 million through March 31, 2006. As of March 31, 2006, we had working capital of $27.4 million, including $28.2 million in cash, cash equivalents and available-for-sale securities.
Net Cash Used in Operating Activities. Net cash used in operating activities was $2.0 million in 2003, $2.8 million in 2004 and $8.2 million in 2005. Net cash used in operating activities was

$3.1 million during the three months ended March 31, 2006. Net cash used in operating activities primarily reflects operating losses during each period and is primarily related to salaries and related expenses, facilities, supplies and outside services used to support our clinical trials and other development programs. From December 30, 2003 (date of inception) to December 31, 2005, we added 24 full-time employees. In 2003, we made $2.1 million in payments primarily associated with starting a new clinical trial that we began in 2004. Clinical trial expenses were $2.7 million in 2005 and $1.4 million in the three months ended March 31, 2006.
Net Cash Used in Investing Activities. Net cash used in investing activities was $96,000 in 2003, $23,000 in 2004 and $4.5 million in 2005. Net cash used in investing activities was $19.9 million in the three months ended March 31, 2006. Net cash used in investing activities in 2003 and 2004 was primarily related to the purchase of property and equipment. Net cash used in investing activities in 2005 and the three months ended March 31, 2006 was primarily related to the purchase of short-term marketable securities.
Net Cash Provided by Financing Activities. Net cash provided by financing activities was $2.2 million in 2003, $15.4 million in 2004 and $26.9 million in 2005. Net cash provided by financing activities was $23,000 in the three months ended March 31, 2006. Net cash provided by financing activities in 2003 was primarily from our issuance of convertible preferred stock and common stock in connection with our inception. Net cash provided by financing activities in 2004 was primarily from our Series BB preferred stock financing, and in 2005 was primarily from our Series CC preferred stock financing. Net cash provided by financing activities in the three months ended March 31, 2006 related primarily to proceeds from the issuance of common stock in connection with the exercise of employee stock options.
Operating Capital and Capital Expenditure Requirements
To date, we have not commercialized any products. We anticipate that we will continue to incur net losses for the next several years as we continue to carry out our AIR2 Trial and further expand our clinical team, continue to develop the Alair System, begin to increase our manufacturing capacity and begin to expand our manufacturing, sales and marketing personnel in contemplation of FDA approval of the Alair System.
We do not expect to generate product revenue from sales of the Alair System to treat asthma until we obtain FDA approval. We believe that the net proceeds from this offering, together with our cash and cash equivalent and available-for-sale securities, will be sufficient to meet our anticipated cash requirements through at least the end of 2007 and will be sufficient to meet our cash requirements for our AIR2 Trial, PMA application and preparation for commercialization of the Alair System, unless we encounter unanticipated difficulties or delays. If our available cash and cash equivalents, available-for-sale securities, and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.
Because of the numerous risks and uncertainties associated with the development of the Alair System, we are unable to estimate the exact amounts of capital outlays and operating expenditures that will be required for our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials, in particular our AIR2 Trial;

•	the success of our research and development efforts;

•	the costs and timing of FDA approval of the Alair System;

•	the expenses we incur to increase our manufacturing capacity;

•	the expenses we incur in selling and marketing the Alair System;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights; and

•	the terms and timing of any collaborative or other commercial arrangements that we may establish.
Contractual Obligations
The following table summarizes our outstanding contractual obligations as of December 31, 2005 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period

		Less than			More than
Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	$161,400	$80,550	$80,850	$—	$—
Our long-term obligations are related solely to our facility lease. We do not have any purchase commitments with our suppliers.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Related Party Transactions
For description of our related party transactions, see the Related Party Transactions section of this prospectus.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.
Clinical Trial Accruals
We record accruals for estimated clinical trial expenses, comprising primarily payments for work performed by contract research organizations, physicians and participating hospitals. We accrue expenses for clinical trials performed by contract research organizations based on estimates of work performed under our contracts related to our clinical trials. We accrue clinical expenses related to patient enrollment as patients are enrolled in the trial.
Stock-based Compensation Expense
Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with APB 25. Under this method, compensation expense was recorded for a stock option grant only if the deemed fair value of the underlying common stock exceeded the exercise price on the date of grant.
The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors. Because there has been no public market for our common stock, our board determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including our sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of our capital stock, trends in the medical device market and other similar healthcare stocks, arm’s length, third-party sales of our common stock and valuations performed by management.
For financial reporting purposes, in connection with the preparation of the audit of our 2005 financial statements, we reassessed the fair value of the common stock underlying the stock options granted to our employees. This reassessment was based primarily on a retrospective valuation performed by management and discounted back to various dates during 2005. As a result, we recorded stock-based compensation expense in our statement of operations for the year ended December 31, 2005 to the extent that these reassessed values of the underlying common stock exceeded the exercise price of the stock options as of the initial grant date. This deferred stock-based compensation expense is amortized over the vesting period of the stock options. If the fair value of our common stock were deemed to be higher, the amount of stock-based compensation expense that we are required to incur could increase materially.
Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R using the prospective transition method, which requires us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic value method as previously permitted under APB Opinion No. 25.

Deferred Tax Assets
Significant management judgment is required in determining our provision for our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of March 31, 2006 due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.
Recent Accounting Pronouncements
In November 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on our financial statements.
In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3, or SFAS No. 154. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. SFAS No. 154’s retrospective application requirement replaces APB No 20’s requirement to recognize most voluntary changes in accounting principle by including in net income (loss) of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The requirements of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005 and will only impact our financial statements in periods in which a change in accounting principle is made.
In March 2005, the FASB issued Interpretation No. 47, Accounting of Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of the first reporting period ending after December 15, 2005. The adoption of FIN 47 did not have an impact on our financial statements.
In December 2004, the FASB issued SFAS No. 153, or SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board Opinion No. 29, or APB No. 29. The guidance in APB No. 29, Accounting for Nonmonetary Transactions, is based on the principle that gains or losses on exchanges of nonmonetary assets may be recognized based on the differences in the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle which allowed the asset received to be recognized at the book value of the asset surrendered. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for “exchanges of nonmonetary assets that do not have commercial substance.” A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 should be applied prospectively, and are effective for our company for nonmonetary asset exchanges occurring from the third quarter of 2005. The adoption of this statement did not have an impact on our financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.
Quantitative and Qualitative Disclosures about Market Risk
The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds and corporate debt securities. Due to the short-term nature of our investments, a 1% change in market interest rates would have an adverse impact on the total value of our portfolio of less than $250,000 as of March 31, 2006.
To date we have not recognized any revenue, and have not entered into any material agreements, denominated in other than U.S. dollars. Accordingly we believe we have no material exposure to risk from changes in foreign currency exchange rates.

BUSINESS
Overview
We are a medical device company focused on developing and commercializing a novel therapeutic treatment for asthma. We have developed proprietary technology designed to deliver controlled thermal energy to the airways of adult patients to reduce the mass of airway smooth muscle, in a procedure called Bronchial Thermoplastytm. The contraction of airway smooth muscle in the lung airways is a main cause of airway constriction that leads to difficulty in breathing during asthma attacks. We believe that reducing airway smooth muscle in asthma patients can decrease the ability of the airways to constrict, thereby providing a significant therapeutic benefit to those asthma patients whose symptoms are poorly controlled despite using conventional asthma medications.
We have developed a device named the Alair® System specifically to perform the Bronchial Thermoplasty procedure. The Alair System is composed of two primary components: a proprietary, single-use, small diameter catheter with an expandable tip, the Alair Catheter; and a radio frequency controller, the Alair RF Controller. During Bronchial Thermoplasty, a pulmonologist inserts the Alair Catheter into the patient’s lung airways through the working channel of a bronchoscope. A bronchoscope is a commonly used instrument with a small light and camera that is inserted through the nose or mouth. Once in place, the pulmonologist expands the tip of the Alair Catheter and uses the Alair RF Controller to deliver thermal energy to the airway walls. This thermal energy reduces the mass of airway smooth muscle, and we believe that it does not have any meaningful lasting effect on other airway tissues. Bronchial Thermoplasty is performed under conscious sedation with local anesthesia on an outpatient basis in three 30-60 minute procedures, each spaced at least three weeks apart.
Physicians have administered Bronchial Thermoplasty to approximately 130 asthma patients in our clinical trials to date. We believe that the data from our completed trials indicate that Bronchial Thermoplasty performed using the Alair System, when combined with conventional asthma medications, offers patients with moderate-to-severe asthma a significant improvement in the control of their asthma symptoms, enhancing their quality of life. Moreover, we have followed patients for at least one year post-treatment and in some cases for up to five years. Based on this clinical experience, we believe that Bronchial Thermoplasty provides a persistent reduction in asthma symptoms for moderate-to-severe asthma patients. In addition, we believe that our clinical trials to date have indicated a favorable safety profile for the Bronchial Thermoplasty procedure. The vast majority of adverse events have been mild to moderate in severity and are of the type normally seen in asthma patients undergoing standard bronchoscopic procedures. These adverse events were resolved within one week, on average, using conventional drug therapies.
We are currently enrolling severe asthma patients in a clinical trial under an Investigational Device Exemption, or IDE, granted by the U.S. Food and Drug Administration, or FDA. We have designed this trial, named the AIR2 Trial, to evaluate the safety and efficacy of Bronchial Thermoplasty performed using the Alair System in severe asthmatics who are still symptomatic despite taking high doses of conventional asthma medications. We currently anticipate using this trial as the basis for an application for premarket approval, or PMA, with the FDA. We anticipate that we will file our PMA application by the end of 2007.
Market Opportunity
Asthma is a chronic respiratory disease characterized by inflammation of the airways, excess mucus production and airway hyperresponsiveness, a condition in which airways narrow excessively or too easily in response to a stimulus. Asthma episodes or attacks cause narrowing of the airways, which makes breathing difficult. An asthma attack leaves the victim gasping for breath as the airways become constricted, inflamed and clogged with thick, sticky secretions. Asthma attacks may occur at irregular intervals and may be triggered by allergens or irritants that are inhaled into the lungs or by stress, cold air, viral infections or other stimuli. Asthma attacks have a significant impact on a patient’s life, limiting participation in many activities. In severe cases, asthma attacks can be life threatening. Presently, there is no known cure for asthma.
According to the American Lung Association, there were approximately 20 million Americans with asthma in 2002, 14 million of whom were adults. Asthma resulted in approximately 1.9 million emergency room visits in 2002, of which approximately 484,000 resulted in hospitalization. The estimated annual cost of asthma in the United States is approximately $16.1 billion, including an estimated $11.5 billion in direct costs such as asthma medications, physician office visits, emergency room visits and hospitalizations.
Asthma is commonly classified by varying degrees of severity, from mild to severe. We estimate that at least 15% of adult asthma patients, or 2 million adults in the United States, suffer from severe asthma. Many of these patients experience frequent and serious symptoms despite regular treatment with high doses of asthma medications. Although these patients represent a minority of asthma patients, we believe that they account for a disproportionate amount of the overall asthma-related costs in the United States. According to data published in the June 2003 issue of the Journal of Allergy and Clinical Immunology, the average annual per patient treatment cost for severe asthma patients is more than double the average annual per patient treatment cost for all asthmatics. We believe that these increased costs reflect the inability of the existing standard of care to control asthma in severe asthma patients, resulting in a high volume of unscheduled physician office visits, expensive emergency room visits and hospitalizations.
Existing Asthma Therapies and Their Limitations
Patients and physicians currently manage asthma with a combination of stimulus avoidance and medications. Stimulus avoidance is generally difficult or impractical. For example, asthma patients cannot always avoid asthma triggers, such as cold weather, viral infections and emotional stress, or may be unwilling to give up their asthma triggers, such as pets and certain foods. While asthma medications have been successfully used to control symptoms for a majority of asthma patients, their effectiveness is often limited in more severe asthmatics.
Asthma medications can be used to provide short-term relief for acute asthma symptoms, and to provide longer-term control, requiring daily or regular use by patients with persistent asthma. Asthma medications for short-term relief are referred to as rescue medications, and asthma medications for longer-term control are referred to as maintenance medications.
There are two major groups of asthma medications:

•	Anti-inflammatory Drugs. These drugs reduce the amount of inflammation in the lung airways. These drugs are used as a preventive measure to lessen the risk of asthma attacks, or exacerbations, and therefore typically serve as maintenance medications. Corticosteroids are one type of anti-inflammatory drug used for controlling asthma. Corticosteroids are administered in two ways — inhaled via an inhaler, known as inhaled corticosteroids, or ICS, and orally via pill, known as oral corticosteroids, or OCS. Examples of anti-inflammatory drugs include Flovent (ICS) and prednisone (OCS).

•	Bronchodilators. These drugs act principally to dilate the airways by relaxing airway smooth muscle. Bronchodilators reverse and/or inhibit airway constriction and related symptoms of acute asthma, but do not reverse airway inflammation or reduce airway hyperresponsiveness. Bronchodilators come in two basic forms — maintenance medications such as long-acting beta agonists, or LABA, which serve to produce prolonged bronchodilation, and short-acting rescue medications, which can alleviate the symptoms of asthma attacks. Examples of bronchodilators include the maintenance medication Serevent and the rescue medication albuterol.

These types of medications were first introduced decades ago, and much of the subsequent development has been focused on identifying doses and combinations of these medications: that further alleviate symptoms generally; that improve convenience for patients (and accordingly improve compliance) by reducing the frequency of taking medications; or that are tailored to particular classes of patients. For example, Advair is a combination of LABA and ICS that reduces the total number of inhalations or “puffs” required per day. In addition, recent introductions of novel asthma medications include Xolair, an injectable antibody designed to treat allergic asthma, and Singulair, a member of a class of anti-inflammatory drugs called leukotriene inhibitors.
Asthma severity is determined by the extent of symptoms and measures of lung function in combination with the level of maintenance and rescue medications taken. Widely used treatment protocols classify asthma patients into four levels of severity according to the persistence of their asthma symptoms and recommend that patients pursue a regimen that includes doses of ICS and LABA that increase in strength as severity increases:

		Recommended Maintenance	Average Total
Asthma Severity	Definition	Medication	Annual Cost*

Mild Intermittent	Daytime symptoms two days per week or less; nighttime symptoms two nights per month or less.	No daily medication needed.	No data.
Mild Persistent	Daytime symptoms more often than two days per week but less than daily; nighttime symptoms more often than two times per month.	Low dose ICS.	$2,646
Moderate Persistent	Daytime symptoms daily; nighttime symptoms more often than one night per week.	Low to medium doses of ICS and LABA.	$4,530
Severe Persistent	Continual daytime symptoms; frequent nighttime symptoms.	High dose ICS and LABA.	$12,813

*	Reflects total direct and indirect costs, including medications, hospitalizations and emergency room visits and other costs, in 1998 dollars, according to a study published in the Journal of Allergy and Clinical Immunology in June 2003.
Because mild intermittent asthmatics do not require maintenance medication, throughout this prospectus we refer to three categories, mild, moderate and severe, which correlate to mild persistent, moderate persistent and severe persistent, respectively, as defined by these guidelines.
Despite the abundance of medications to treat asthma, there are significant limitations associated with the existing standard of care, including:

•	Limited Efficacy in Severe Asthmatics. Even with standard of care medical management, a number of recent surveys indicate that symptoms are still poorly controlled in severe asthma patients, and that this patient population often continues to experience frequent and serious symptoms despite taking high doses of asthma medications.

•	Side Effects. Existing asthma medications introduce the possibility of serious side effects. For example, side effects of corticosteriods include osteoporosis, skin thinning and adrenal suppression. In addition, the possible side effects of short-acting rescue medications include rapid heartbeat, skeletal muscle tremor, potassium deficiency, increased lactic acid, headache and hyperglycemia. As with any medication, side effects become a greater concern as asthma medication dosages increase.

•	Significant Ongoing Costs. Because the existing standard of care often results in poor control in severe asthmatics, the severe asthma patient often requires expensive unscheduled physician office visits, emergency room visits and hospitalizations, and incurs significantly higher annual costs for asthma medications compared to the average asthma patient. Not all of these costs are reimbursed by insurance, and those that are covered are often passed back to patients in the form of higher insurance premiums.

These shortfalls, as well as the inconvenience of taking medication on a daily or regular basis, have resulted in poor patient compliance. According to a 2005 report issued by the Global Initiative for Asthma, noncompliance in taking asthma maintenance medications is estimated at approximately 50%. We believe that non-compliance, in particular by severe asthmatics, may be an additional contributing factor to the increased number of emergency room visits and hospitalizations for these patients.
As a result of these limitations, we believe there is a significant opportunity to improve the standard of care for severe asthma patients by better controlling their asthma symptoms while, at the same time, reducing the overall cost of care for these patients.
The Role of Airway Smooth Muscle in Asthma
Airway smooth muscle consists of muscle tissue within the walls of the lung airways. Contraction of the airway smooth muscle is a main cause of airway constriction that leads to difficulty in breathing during asthma attacks. Because asthma patients may experience frequent contraction of airway smooth muscle as a result of their condition, these patients experience an increase in airway smooth muscle mass. This increase, together with inflammation of the airways, combines to thicken airway walls, which decreases the inside diameter of the airways. This decrease in airway diameter causes increased resistance to airflow and further contributes to difficulty in breathing during asthma attacks.
Airway smooth muscle may not serve an important role in respiration and its proliferation and hyperresponsiveness in asthma patients may have negative consequences.
Bronchodilator medications target the contraction of airway smooth muscle. However, the ability of these medications to reduce hyperresponsiveness has been limited in severe asthma patients. Consequently, given these limitations, we believe that an alternative approach to targeting airway smooth muscle may improve the existing standard of care in patients with asthma. More specifically, we believe that by reducing, but not eliminating, the mass of airway smooth muscle in asthma patients, we will be able to reduce the ability of airway smooth muscle to constrict. By reducing the ability of the airway smooth muscle to constrict, we believe that we will be able to provide significant and persistent therapeutic benefits to asthma patients.
The Asthmatx Solution
We have developed a novel catheter-based procedure for the treatment of asthma known as Bronchial Thermoplasty. Bronchial Thermoplasty is an outpatient procedure designed to help control asthma by reducing the mass of airway smooth muscle. Using the Alair System, thermal energy is delivered to the airway wall, heating the tissue in a controlled manner in order to reduce airway smooth muscle mass. We believe that reducing airway smooth muscle in asthma patients can decrease the ability of the airways to constrict, thereby reducing the frequency and severity of asthma symptoms. We expect Bronchial Thermoplasty to complement maintenance medications in raising the level of asthma control and improving the quality of life of patients with moderate-to-severe asthma. In addition, we expect Bronchial Thermoplasty to reduce the need for unscheduled physician office visits, emergency room visits, hospitalizations and reliance on short-term rescue medications by severe asthmatics.
The Alair System has evolved through multiple cycles of development and incorporates feedback from physicians who have participated in our clinical trials to optimize system functionality and ease of use. The system is comprised of two primary components:

•	Alair Catheter. The Alair Catheter is a long, flexible device with an expandable electrode basket array attached at one end and a deployment handle at the other. This proprietary device is designed to be delivered through the working channel of a standard bronchoscope. The electrode basket array is deployed to contact the walls of the airways and to deliver thermal energy. The Alair Catheter is a single-use device.

•	Alair Radio Frequency Controller. The Alair RF Controller is a compact electronic instrument which generates controlled radio frequency, or RF, energy. Radio frequency energy is commonly used in electrosurgical applications such as cutting or coagulating tissue. As energy is transferred from the electrode to the tissue, an increase in resistance causes the RF energy to be converted to thermal energy (heat). We have developed a proprietary set of control parameters and algorithms that are designed to deliver the correct intensity and duration of thermal energy for our asthma treatment application that is sufficient to reduce the mass of airway smooth muscle tissue, while limiting long-term impact to surrounding tissues. The Alair RF Controller’s safety parameters also are designed to ensure that energy is delivered only when conditions are appropriate. For instance, energy cannot be delivered until all accessories are properly connected, and if the electrode array is not in proper contact with the airway wall, the front panel notifies the pulmonologist to reposition the array to make proper contact.

Alair Catheter	Alair RF Controller

During Bronchial Thermoplasty, a pulmonologist introduces a standard flexible bronchoscope through a patient’s nose or mouth, and into the lung airways. The small diameter Alair® Catheter is delivered into the airways through the working channel of the bronchoscope, and the tip of the Alair Catheter is expanded to contact the walls of targeted airways. The four arms of the expanded catheter basket array come in contact with and fit snugly against the airway wall. The expanded basket array then delivers controlled thermal energy for about 10 seconds to heat the airway smooth muscle. A contiguous series of thermal energy applications are needed to treat along the length of the larger conducting airways that are accessible with a bronchoscope. Once the treatment session is completed, the device and the bronchoscope are removed. The entire procedure is performed on an outpatient basis under conscious sedation with local anesthesia, in three 30-60 minute procedures each spaced at least three weeks apart.
Alair Catheter in the airway
By providing a persistent reduction in the mass of airway smooth muscle, Bronchial Thermoplasty can decrease the ability of the airways to constrict during asthma attacks, improving air flow in the lungs. Based on preclinical and clinical results to date, we do not believe that Bronchial Thermoplasty has any significant lasting effect on other airway tissues. Although the airway’s ciliated epithelium, which helps direct the flow of mucus in airways, is partially injured during Bronchial Thermoplasty, we found in our preclinical safety study that this tissue healed within weeks after treatment with the Alair System.
We believe that Bronchial Thermoplasty performed with the Alair System offers the following benefits to patients, doctors, hospitals and payors:

•	Improved Standard of Care. We believe that the severe asthmatic population is substantially underserved with the existing standard of care. Many of these patients experience frequent and serious symptoms despite regular treatment with high doses of asthma medications. Accordingly, we believe that Bronchial Thermoplasty, together with existing asthma maintenance medications, has the potential to offer asthma patients an opportunity for a substantial increase in control of their asthma symptoms and improvements in quality of life.

•	Persistent Effect. Current asthma medications act to alleviate the symptoms of asthma, but typically require ongoing use. We believe that Bronchial Thermoplasty is the first procedure that provides a persistent treatment for asthma.

•	Simple, Convenient Procedure. Bronchial Thermoplasty performed using the Alair System is an outpatient treatment performed in three treatment sessions, each 30-60 minutes in length. The procedure is performed under conscious sedation and local anesthesia. The Alair System features several automatic safety and control algorithms designed to limit the delivery of energy for safety purposes. Since Bronchial Thermoplasty is performed through a bronchoscope, a device which pulmonologists use regularly for diagnostic purposes and to clear airway obstructions, we believe that, with proper training, they will be able to quickly learn how to use the Alair System.

•	Improved Economics for Patients, Providers and Payors. We believe Bronchial Thermoplasty will reduce direct and indirect healthcare costs of moderate-to-severe asthma patients by reducing the need for unscheduled physician office visits, emergency room visits and hospitalizations.
Our Strategy
Our objective is to become the leading provider of therapeutic medical devices for patients who suffer from asthma. The key elements of our strategy to achieve this objective include:

•	Obtain FDA Approval to Market the Alair System for the Treatment of Asthma. To date, we have gathered data from three clinical trials in asthma patients, which we believe show an encouraging safety and efficacy profile. We have applied the experience gained from these studies and have consulted with the FDA in designing our pivotal-IDE study, the AIR2 Trial. We commenced the AIR2 trial in October 2005 and are currently enrolling patients with severe asthma. If the results from this clinical trial are favorable, we intend to seek approval from the FDA to market the Alair System in performing Bronchial Thermoplasty for the treatment of asthma.

•	Establish Awareness of Bronchial Thermoplasty as a Safe and Effective Treatment for Asthma. Bronchial Thermoplasty is a novel treatment for asthma patients. We believe that it will be important to create broad awareness of Bronchial Thermoplasty and its benefits among the clinical community and relevant patient populations. We plan to collaborate with opinion leaders at key medical institutions, generate and publish clinical and scientific data that demonstrate the safety and efficacy of Bronchial Thermoplasty. In particular, the AIR2 Trial uses a quality of life measure as the primary endpoint, which we believe may provide us with a significant marketing advantage. We have presented clinical data at leading conferences, and researchers have published peer reviewed articles describing Bronchial Thermoplasty in leading journals.

•	Establish Third-Party Coverage and Reimbursement for Bronchial Thermoplasty. We plan to seek specific and appropriate coverage for Bronchial Thermoplasty from private insurers and governmental payors, such as Medicaid and Medicare. In seeking coverage and reimbursement, we intend to focus on the potential for Bronchial Thermoplasty to reduce the need for unscheduled physician office visits, emergency room visits and hospitalizations in the severe asthma patient population, which we believe will significantly reduce total costs on the healthcare system. We have designed our clinical trials to demonstrate these potential cost benefits to third-party payors. We plan to assist patients in securing coverage and appropriate reimbursement for Bronchial Thermoplasty from third-party payors through a dedicated reimbursement group and the provision of detailed supporting documentation.

•	Commercialize the Alair System Through a Direct Sales Force. We plan to build a specialized direct sales force to call directly on the pulmonologists who will use the Alair System and educate and influence adoption of our technology. To complement our sales efforts, we intend to employ clinical managers who will educate, train and provide support to pulmonologists. Our marketing and sales teams will implement marketing programs targeted at the primary care physicians and allergists who treat a significant number of asthmatics. Following the anticipated regulatory approval and launch of the Alair System in the United States, we will explore opportunities to distribute the Alair System in selected European and Asian markets through strategic relationships with established participants in those markets, or through a direct sales presence.

•	Leverage Our Technology, Technical Expertise, and Strong Intellectual Property Position to Establish and Extend Our Market Position in Asthma Treatment and to Explore Treatments of Other Lung Disorders. We have built a broad patent portfolio that can assist us in establishing and extending our market position in asthma treatment. We have also built strong in-house research and engineering competencies that have allowed us to develop new concepts. We intend to continue to develop our intellectual property portfolio, and to explore the feasibility of other applications for our technology so that we can target unmet needs in other lung disorders.

Clinical Development Program
Our clinical trials have been designed to establish the safety and efficacy of Bronchial Thermoplasty performed using the Alair System. We are focused on obtaining PMA from the FDA to market the Alair System for use in performing Bronchial Thermoplasty for the treatment of asthma in the United States. In addition, our trials have been designed and executed to establish credibility with healthcare providers who would recommend and perform this procedure and payors that would provide third-party reimbursement for this procedure. A PMA application must be supported by valid scientific evidence to demonstrate to the FDA’s satisfaction the efficacy and safety of the device.
Discussion of Clinical Endpoints
Trial Design Considerations. A clinical diagnosis of asthma is dependent on a patient history and physical examination, review and measurement of patient reported symptoms and quality of life, and pulmonary function tests. Accordingly, we have designed our clinical trials around a combination of patient-reported outcomes, defined as measures of a patient’s health status, that are provided directly by the patient according to established protocols without interpretation by a physician, as well as several pulmonary function tests.
Primary and Secondary Endpoints. The endpoints that we use most often in our clinical trials include:

•	AQLQ Score. The Asthma Quality of Life Questionnaire, or AQLQ, is a broadly accepted asthma disease-specific questionnaire that measures the functional impairments (including assessment of symptoms, activity limitation, emotional function and environmental stimuli) that are most important for adults with asthma. Under the AQLQ, impairments are assessed on a 7-point scale, with 1 indicating the poorest quality of life.

•	Exacerbations. Exacerbations, or the incidence of asthma attacks, may be classified as mild or severe. We define a mild exacerbation as two consecutive days with a 20% decrease in morning peak expiratory flow, increased use of rescue medication or awakening at night with asthma symptoms. We define a severe exacerbation as an attack requiring treatment with OCS or a 30% decrease in morning peak expiratory flow.

•	Methacholine Challenge Testing. Methacholine challenge testing is a measure of airway responsiveness to methacholine, which causes airway constriction in a manner similar to an asthma attack. The test typically takes the form of an increasing dosage of inhaled methacholine, doubled at each test run. After each dose, airway constriction is measured by measuring FEV1. The concentration of methacholine needed to lower FEV1 by 20% from the patient’s baseline level of lung function is known as the PC20 value. The results of this test are expressed in terms of the number of doublings, or the number of times the dose is doubled to achieve this reduction of FEV1. To obtain an accurate PC20 reading, this test is administered only after patients have ceased taking LABA for at least 48 hours.

•	PEF (peak expiratory flow). PEF measures how fast a person can exhale air. The measurement of peak expiratory flow, is dependent on the patient’s effort, and therefore the highest of three measured values is reported. This test requires a peak expiratory flow meter, a small handheld device designed for this measure. The severity of asthma is reflected in the baseline PEF as well as its variability across 24 hours. Ideally, PEF should be measured first thing in the morning when values are typically near their lowest, and again late at night, when values are typically at their highest. This information is recorded by the patient in a daily diary.

•	FEV1. FEV1 is the measurement of forced expiratory volume in one second. Measurement of FEV1 is performed during a forced expiratory maneuver using a lung function device called a spirometer. The outputs from this procedure can vary depending on the effort put forth by the patient and the patient’s compliance with instructions for the procedure, and therefore the highest of three measured values is reported.

•	Symptom-Free Days (%SFD). %SFD is the percentage of days when patients report no wheeze, cough, breathlessness or mucus during the daytime, and no wheeze, cough or awakenings due to breathing symptoms during the nighttime, as recorded by the patient in a daily diary.

•	Use of Rescue Medication: Use of rescue medication refers to the number of puffs of a short-acting bronchodilator or other rescue medication used to relieve acute asthma symptoms, as recorded by the patient in a daily diary.

We believe the use of patient-reported outcomes, such as the AQLQ score, yields results that are clinically meaningful to healthcare providers, patients and payors since the results reflect the total impact of the disease on patient lives. According to FDA draft guidance issued in February 2006, patient-reported outcomes are increasingly being used in clinical trials for a variety of medical products because there is a desire to know the patient’s perspective about the effectiveness of a treatment. Moreover, a systematic assessment of the patient’s perspective may provide valuable information that can be lost when that perspective is filtered through a clinician’s evaluation of the patient’s response to clinical interview questions. Patient-reported outcomes have been used successfully as primary and secondary endpoints in many clinical trials. The FDA granted an IDE for our ongoing AIR2 Trial with the AQLQ score as the primary endpoint. We believe that the use of a quality of life measure in our AIR2 Trial may provide us with a significant marketing advantage.
However, clinical trials that use patient-reported outcomes as endpoints must be carefully designed to minimize the risk of patient and investigator bias. Patients and providers who are aware of the treatment may be more likely to report subjective improvement or side effects expected from the treatment. To guard against these risks, clinical studies often utilize blinded controls, in which case the patient and perhaps the patient’s physician do not know which treatment is being provided. One method to implement a blinded control is a sham-controlled study, in which an inactive treatment is designed to mimic as closely as possible the treatment being evaluated in the trial.
We also rely on several pulmonary function efficacy endpoints in our clinical trials, and have attempted to focus on those that can provide what we believe to be the best measures of efficacy of the Bronchial Thermoplasty procedure. Bronchial Thermoplasty reduces the mass of airway smooth muscle and is intended to decrease the ability of the airways to constrict in response to asthma triggers. The methacholine challenge test, a secondary endpoint in our ongoing AIR2 Trial, employs a stimulus to trigger constriction of the airway, thereby simulating an asthma attack. While this test has limitations and is difficult or impossible to perform in patients with very low FEV1, we believe it is one suitable measure for determining the efficacy of Bronchial Thermoplasty. While FEV1 is used as part of the methacholine challenge test, it is also used as the primary efficacy endpoint in clinical studies for many asthma drug therapies without the addition of methacholine. Because Bronchial Thermoplasty does not change airway diameter in the absence of a challenge (when there is no asthma attack), we do not expect Bronchial Thermoplasty to have a significant impact on FEV1.
We generally evaluate our clinical data by indicating whether or not they are statistically significant. Statistical significance is measured by the use of a p-value, which measures the likelihood that a difference between the treatment group and control group in a particular study is due to random chance. A p-value of less than 0.05 means the chance that the difference is due to random chance is less than 5% and is a commonly accepted threshold for denoting a statistically significant difference.
Safety Considerations
We evaluate safety in both the short term and over the longer term by monitoring adverse events, which may range from coughing or wheezing to hospitalizations and other serious events. Short-term adverse events are those that occur during the treatment period, which we define as the period beginning with the initial Bronchial Thermoplasty session and ending six weeks after the final treatment session. Longer-term adverse events are those occurring after this period. Adverse events are typically classified as mild, moderate or severe, and are monitored carefully as part of our clinical trials. In particular, the occurrence of hospitalizations is evaluated as a measure of the overall safety of the device. Furthermore, in some of our trials, we have classified adverse events as device-related if they were caused by the Alair System as opposed to those caused by the bronchoscopy procedure itself. In addition, we have also classified adverse events as those that are respiratory-related or non-respiratory related. As an additional measure of longer-term safety, we also evaluate whether any deterioration in FEV1 has occurred among patients receiving Bronchial Thermoplasty. Further, in some cases we conduct a blinded analysis of computerized axial tomography scans, or CT scans, taken before and after the administration of Bronchial Thermoplasty, to identify any airway changes that may have occurred in the airways.
Clinical Trials
The first clinical trial of the Alair technology began in January 2000, and to date we have completed several preclinical studies and clinical trials related to the Alair System. All of our clinical trials have been overseen by a Data and Safety Monitoring Board consisting of a minimum of three physicians who are experts in asthma treatment. Data from our clinical trials show an encouraging efficacy and safety profile for the Bronchial Thermoplasty procedure. The experience gained from these trials has provided the basis for the design of our currently ongoing pivotal-IDE trial, the AIR2 Trial, which we commenced in October 2005. If the results from this clinical trial are favorable, we intend to seek approval from the FDA to market the Bronchial Thermoplasty procedure using the Alair System in the United States and to seek additional regulatory approvals outside of the United States.
The table below and the following discussion summarize the clinical trials that we have completed and that are currently ongoing:

	Primary			Number of
Title	Objective	Description	Sites	Patients	Status

Lobectomy Study	Safety	Safety study in non-asthmatic patients to show tolerability by humans and to evaluate histology.	1	8	Completed.

Feasibility Study	Safety and Feasibility	Safety study in patients with mild-to- severe asthma to demonstrate safety. Follow-up planned to five years.	2	16	Enrollment and procedures completed. Follow-up ongoing.

AIR Trial	Efficacy and Safety	Randomized trial designed to evaluate efficacy and safety in patients with moderate-to-severe asthma. Follow-up out to one year.	11	109	Completed.

AIR Extension Study	Safety	Long term (3 year) follow-up of consenting patients who completed the AIR Trial.	11	75* (anticipated)	Enrollment and follow-up ongoing.

RISA Trial	Safety	Randomized trial designed to evaluate safety of the procedure in patients with severe asthma. Follow-up out to one year.	8	32	Enrollment, procedures and follow-up completed.**

AIR2 Trial	Efficacy and Safety	Randomized, double-blind, sham- controlled pivotal-IDE trial designed to evaluate efficacy and safety in patients with severe asthma. One year follow-up for PMA submission. Follow-up of BT group patients planned to five years.	40 (planned)	300 (anticipated)	Enrollment ongoing.

*	Estimated based on participation rates, 41 patients having participated, as of June 30, 2006.

**	Although follow-up has been completed, patient data from this trial are still being reviewed, and therefore the results of some measures in this trial are not final. Results and conclusions are based on data reviewed to date.

Safety Study in Lobectomy Patients
In January 2000, we commenced a safety study on lobectomy patients in order to evaluate the use of thermal energy in the airways. A lobectomy is a surgical procedure to remove a part of a lung. We conducted this study at two sites in Canada, and completed enrollment of this study in May 2000.
We enrolled eight patients in this study. Patients received a treatment with the Alair technology one to three weeks before a scheduled lobectomy in which treated tissues were excised from the lung. Treatment with the Alair technology was administered during routine preoperative bronchoscopy in patients who were scheduled to undergo lung resection for lung cancer. All patients tolerated the treatment well, and there were no unanticipated adverse events as a result of the Alair treatment. Samples of the treated and excised lung tissue were then analyzed, and this histological analysis helped confirm that the effect of Alair treatment on the airways is controlled and reduces the mass of airway smooth muscle. This analysis also confirmed a temperature dependent effect on airway smooth muscle in humans with more evidence of reduction at 65°C than at 55°C. The results of the study were published in the June 2005 issue of CHEST, a peer reviewed journal.
Feasibility Study
Overview
In November 2000, we commenced a feasibility study to examine the safety and preliminary efficacy of Bronchial Thermoplasty for the treatment of asthma in patients on ICS, and we completed enrollment in June 2002. We conducted this study at two sites in Canada. We evaluated safety by studying adverse events, stability of FEV1 and reviewing CT scans following treatment. We measured efficacy through the analysis of changes in the methacholine challenge test, PEF, FEV1, symptom-free days and use of rescue medications.
We enrolled 18 patients in this study, 16 of which received Bronchial Thermoplasty treatment. The severity of asthma in these patients ranged from mild to severe. We designed this study to include daily diary information through three months with follow-up evaluations of the methacholine challenge test, FEV1, CT scans and safety annually for five years. All 16 patients have completed a three year follow-up evaluation and 12 patients have completed a four-year follow-up evaluation.
Efficacy Data
We published the results from this clinical study in the February 2006 edition of the American Journal of Respiratory Critical Care Medicine. The results of this study included the following:

•	Methacholine Challenge Testing. We reported statistically significant (p<0.001) increases in the mean methacholine measure at 12 weeks after treatment. The methacholine challenge testing yielded averages of 3.0 doublings of methacholine concentration over baseline at one year after treatment, 2.3 doublings at two years after treatment and 0.9 doublings at three years after treatment. While we obtained positive data at one year after treatment, these data were generated from only one center and are therefore less reliable than our two- and three-year data.

•	PEF. We reported statistically significant increases in PEF levels measured at 12 weeks with an average improvement over baseline values for morning PEF (p=0.01) and evening PEF (p=0.007).

•	FEV1. Pre-bronchodilator FEV1 values did not increase or decrease meaningfully from baseline to 12 weeks and one, two and three years after treatment.

•	Symptom-Free Days. We reported a statistically significant (p=0.015) increase in the average percentage of symptom-free days for all patients at the 12-week follow-up (73% SFD) compared to baseline (50% SFD).

•	Use of Rescue Medications. Use of rescue medication was low at baseline in this study and no statistically significant change from baseline in rescue medication use was observed at the 12-week follow-up.
Safety Data
None of the 16 patients who received Bronchial Thermoplasty experienced any severe device-related adverse events. During the treatment phase, 84% of the reported device-related adverse events were mild and 16% were moderate. There were no unanticipated device-related adverse events. All patients experienced one or more mild or moderate adverse events, such as wheeze, cough, difficulty breathing, increased mucus, chest pain or fever. On average, these side effects occurred within 1.7 days of treatment and were resolved within 4.6 days of onset, in each case with standard treatment techniques. The study did not yield any deterioration from baseline in FEV1 for three years following treatment. Moreover, we did not observe any clinically meaningful adverse findings through evaluation of CT scans and clinical assessment for three years following treatment.
Conclusions
We determined Bronchial Thermoplasty to have achieved our primary safety objective based on what we believe to be an acceptable profile of adverse events observed in the study. In further support of this safety determination, this study yielded no deterioration of FEV1 levels over three years after treatment. There were no adverse findings upon review of CT scans that we believe to be clinically meaningful. With respect to efficacy, we observed significant improvements in morning and evening peak flows and percent symptom-free days at three months after treatment. Moreover, we found Bronchial Thermoplasty to be effective in reducing airway hyperresponsiveness based on improvements in methacholine challenge testing and we found this reduction to be persistent out to three years after treatment.
AIR (Asthma Intervention Research) Trial
Overview
In November 2002, we commenced a controlled, unblinded, randomized, multi-center clinical trial to evaluate the efficacy and safety of Bronchial Thermoplasty performed using the Alair technology in patients with moderate-to-severe asthma. The trial was conducted at 11 sites in Brazil, Canada, Denmark and the United Kingdom. Of the 109 patients enrolled in the trial, 55 were selected on a random basis to receive Bronchial Thermoplasty, which we refer to as the BT group, and 54 patients were enrolled in the control group. We completed enrollment in this trial in August 2004.
Design/Objectives. We designed this trial primarily to evaluate the efficacy of Bronchial Thermoplasty on exacerbations. Exacerbations demonstrate the lack of control of a patient’s asthma and are important metrics in the management of the patient’s disease. This trial was designed primarily to measure mild exacerbations. We also measured severe exacerbations, although we expected mild exacerbations to occur at a greater frequency, thereby affording a greater opportunity to measure the effect of Bronchial Thermoplasty and to demonstrate a statistically significant decrease in exacerbations. Because exacerbations do not occur frequently enough to provide statistically useful measurements when patients are taking medication, patients temporarily ceased taking LABA to facilitate the measurement of this endpoint. We collected data on several other endpoints while patients were not taking LABA, including the AQLQ score, PEF, percentage of symptom-free days and FEV1. We also performed methacholine challenge testing, which could only be performed while patients were not taking LABA. Another objective of this trial was to evaluate the incremental benefit of Bronchial Thermoplasty over standard medical care. To accomplish this, we evaluated patients when they were on baseline levels of ICS in combination with LABA, by measuring AQLQ scores, PEF, percentage of symptom-free days and FEV1.
Finally, we evaluated safety by studying adverse events, and in particular respiratory-related adverse events, following treatment. We expected that respiratory-related adverse events would occur as a result of bronchoscopy in these asthma patients. In order to account for this, we divided respiratory-related adverse events into those that occurred during the treatment period, and those that occurred following the treatment period.
Implementation. All patients were taking ICS and LABA at the time of enrollment. To establish a baseline, patients in both the BT and control groups ceased taking LABA for two weeks, but continued taking ICS. Patients in both groups resumed taking LABA prior to administration of Bronchial Thermoplasty for the BT group or prior to their first office visit for the control group, and continued taking ICS and LABA until three months after treatment. After three months, patients in both groups ceased taking LABA for the duration of the trial, unless they could not tolerate the LABA cessation due to asthma symptoms. Patients who could not tolerate complete cessation of LABA resumed taking LABA, but did again abstain from taking LABA for two-week periods leading up to the six and 12-month post-treatment measurement dates. This allowed us to evaluate all patients at three, six and 12 months after treatment when they were not taking LABA.
Patients in the BT group received Bronchial Thermoplasty in three separate bronchoscopy sessions each approximately three weeks apart, together with standard medical management. Patients in the control group were also on standard medical management, and completed three office visits to coincide with the Bronchial Thermoplasty sessions, but did not undergo any bronchoscopic procedure. Patients in both groups were administered prednisone on the day before each session, and the day of each session in order to minimize potential inflammation as a result of the procedure. A total of 101 patients (52 in the BT group, and 49 in the control group) completed follow-up out to 12 months after treatment.
Efficacy Data
Exacerbations. The reduction in mild exacerbations in the BT group relative to baseline yielded a statistically significant decrease as compared to the control group relative to baseline for the average of the three, six and 12-month post-treatment periods while patients were not taking LABA. Extrapolating over a 52-week period, this equates to a reduction of approximately eight exacerbations per year (representing a 44% reduction) for the BT group, compared with no reduction in the control group.
As expected, the rate of severe exacerbations at baseline was low. The BT group experienced a larger reduction of severe exacerbations relative to baseline than did the control group relative to baseline, but the difference was not statistically significant.

Secondary Efficacy Endpoints (patients taking ICS without LABA)
The following graphics demonstrate efficacy results for Bronchial Thermoplasty on patients taking ICS only, without LABA. Values are shown as the change from baseline to three months, six months and 12 months after treatment.
AQLQ Score. We observed a statistically significant, and we believe clinically meaningful, improvement of 0.9 points in the AQLQ scores of the BT group over baseline compared to the control group at three months after treatment. This statistically significant increase persisted at the six and 12-month post-treatment follow-ups, with increases of 0.7 and 0.7 points, respectively, indicating improved quality of life.
%SFD. We observed a statistically significant improvement in %SFD in the BT group over baseline compared to the control group at the three and 12-month post-treatment evaluations. The improvement at six months after treatment was not statistically significant. The change from baseline in %SFD in the BT group relative to the control group at each measurement date extrapolates to approximately 60-90 additional symptom-free days per year compared to the control group.
PEF. We observed a statistically significant increase in morning PEF in the BT group compared with the control group at three months after treatment. This statistically significant increase persisted at the six and 12-month post-treatment follow-ups, indicating improved ability to breathe.

Use of Rescue Medications. Results indicated an improvement (reduction) in the use of rescue medications by the BT group over baseline compared to the control group over baseline at each of the three, six and 12-month post-treatment follow-ups. The improvement at each of the three and 12-month follow-ups was statistically significant, while the improvement at the six-month follow-up was not statistically significant.
Methacholine Challenge Test. Methacholine challenge testing indicated an improvement in PC20 in the BT group compared to the control group at each of the three, six and 12-month post-treatment follow-ups. However, these changes were not statistically significant.
FEV1. FEV1 testing indicated an improvement from baseline in pre-bronchodilator FEV1 % predicted values at each of the three, six and 12-month post-treatment follow-ups as compared to the control group. However, these changes were not statistically significant.
Secondary Efficacy Endpoints (patients taking ICS and LABA)
The following graphics demonstrate efficacy results for Bronchial Thermoplasty on patients taking ICS and LABA. Values are shown as the change for each of the BT group and control group relative to baseline at three months after treatment and prior to removal of LABA. We have not presented six and 12 month results, due to the small size and variation of patients taking ICS and LABA at these measurement dates.

AQLQ Score. We observed a statistically significant increase in AQLQ scores of slightly less than 0.5 points in the BT group over baseline compared with the control group at three months after treatment. This increase fell just short of the threshold generally considered to be clinically meaningful.
%SFD. We observed a statistically significant increase in %SFD in the BT group over baseline compared with the control group at three months after treatment, indicating improved asthma control. The change from baseline in %SFD in the BT group extrapolates to approximately 60 additional symptom-free days per year while on ICS and LABA compared to the control group.
PEF. We observed a statistically significant increase in morning PEF in the BT group over baseline compared with the control group at three months after treatment, indicating improved ability to breathe.

Use of Rescue Medications. We observed an improvement (reduction) in the use of rescue medications in the BT group over baseline compared with the control group at three months after treatment, but the difference was not statistically significant.
FEV1. We observed a trend towards improvement in pre-bronchodilator FEV1 % predicted values in the BT group compared to the control group at three months after treatment. However, this difference in improvement was not statistically significant.
Safety Data
Substantially all of the BT group patients experienced one or more respiratory-related adverse events, such as wheezing, cough, chest discomfort, difficulty breathing, productive cough or discolored mucus. Of the adverse events reported during the treatment period, the majority of respiratory-related adverse events were mild (69% in both groups) and moderate (28% in the BT group and 30% in the control group), with 3% in the BT group and 1% in the control group having severe events. Four patients in the BT group required an aggregate of six hospitalizations and two patients in the control group required an aggregate of two hospitalizations for respiratory-related adverse events.
During the treatment period, the median time to onset of respiratory-related adverse events was one day after the procedure (the mean time was 5.6 days), and average time to resolution was seven days after onset. Adverse events were of the type anticipated following bronchoscopy in patients with asthma. All adverse events were resolved with standard treatment techniques, and none were unanticipated.
Beyond the treatment period, the respiratory-related adverse event profile was comparable between groups. The rate of hospitalizations was low and not meaningfully different between groups (three BT group patients required three hospitalizations and two control patients required three hospitalizations). None of these respiratory-related adverse events were unanticipated.
Conclusions
We found that Bronchial Thermoplasty provided a statistically significant reduction in the frequency of mild exacerbations in patients taking ICS without LABAs, by approximately eight exacerbations per patient per year on average, and provided an average of approximately 60-90 additional symptom-free days when extrapolated over one year. Bronchial Thermoplasty also demonstrated persistently positive impacts on other endpoints for these patients, as following Bronchial Thermoplasty, there were statistically significant improvements in AQLQ and morning PEF in the BT group compared to the control group at three months that persisted out to one year.
While patients were on both ICS and LABA, there were statistically significant improvements in AQLQ, %SFD and morning PEF in the BT group compared with the control group. We believe these outcomes demonstrate the ability of Bronchial Thermoplasty to add significant incremental benefit over standard medical care.
The impact of Bronchial Thermoplasty was evident at three months after treatment. Moreover, the improvements in patient-reported and pulmonary function measures generally did not diminish over the course of the trial, so that outcomes assessed at one year indicated the same general degree of improvement as at three and six months after treatment. We believe this is the first indication of a persistent reduction in asthma symptoms following a single course of treatment. However, the ultimate duration of the effect of Bronchial Thermoplasty will remain uncertain until we have a longer track record of patient data to analyze.
Treatment with Bronchial Thermoplasty was associated with adverse events that were related primarily to airway irritation. As expected for a bronchoscopic treatment, there were more adverse events in the BT group than in the control group in the short-term following bronchoscopy. These respiratory-related adverse events were consistent with the types of events experienced by patients with asthma undergoing other bronchoscopic procedures. At later time points, respiratory-related adverse events were similar in both groups, indicating no longer-term negative effects. As another indication of safety, the average FEV1 level for the BT group over time did not deteriorate relative to baseline.
AIR Extension Study
The AIR Extension Study is a follow-on study of the patients who completed the AIR Trial. We commenced the AIR Extension Study in March 2005, and enrollment of patients from the AIR Trial and follow-up are ongoing. The goal of this study is to evaluate the long-term safety of Bronchial Thermoplasty by gathering additional, longer-term safety data in patients who participated in the AIR Trial. Subject to the exclusion of patients described below, all participants in the AIR Trial have been or will be asked to participate in the AIR Extension Study. As of June 30, 2006, 41 patients, or approximately 70% of those AIR Trial patients who had become eligible to participate in the AIR Extension Study and who were not excluded, had consented to participate. Based on this participation rate, we expect that a total of approximately 75 patients will participate in this study.
This study extends the follow-up evaluation of patients from the AIR Trial to three years after treatment with the Alair System. These evaluations will consist of two study visits corresponding to the two-year and three-year anniversaries following completion of Bronchial Thermoplasty (or similar time points for control patients) in the AIR Trial. For consistency with the AIR Trial, we have recommended that the patient’s drug therapy continue to be consistent with standard guidelines defining the severity of the patient’s asthma, and that any changes in medications and medication levels should be documented.
The study will exclude patients participating in another clinical trial involving a respiratory intervention that could affect the outcome measures of this study, either within six weeks of study enrollment or during the study period. In addition, any patient with a newly diagnosed (since completion of the AIR Trial) psychiatric disorder that in the judgment of the investigator could interfere with provision of informed consent, completion of tests, therapy or follow-up will be excluded.

Research in Severe Asthma (RISA) Trial
Overview
In April 2004, we commenced a multi-center, randomized clinical trial designed primarily to examine the safety of Bronchial Thermoplasty with the Alair System in patients with severe asthma. We enrolled 32 patients in this trial, and conducted this trial at eight investigational sites in Brazil, Canada, and the United Kingdom. Of these patients, 15 were randomly selected to receive Bronchial Thermoplasty, and 17 were enrolled in a control group. All patients completed follow-up out to 12 months after treatment. We completed enrollment in this trial in December 2004. Follow-up is complete, although some patient responses are still being reviewed and therefore the following conclusions are based on data received and analyzed to date. Because of the relatively small pool of patients in this trial, changes arising out of our final review of the data may negatively impact the results as presented.
We focused on evaluating severe asthmatics in this trial due in large part to what we believe is a strong desire within the medical community to aid patients whose asthma is not well-controlled by existing drug therapies. We limited enrollment to asthmatic patients who remained symptomatic despite regular maintenance medication, including high-dose ICS and LABA. In some cases, these patients were also taking oral corticosteroids, or OCS. We assessed safety by comparing the incidence and types of adverse events reported for the patients in the BT group compared with the control group during the treatment period.
Our secondary objective was to evaluate whether asthma symptoms and/or medication levels can be reduced in this population following Bronchial Thermoplasty. The first measure was whether particularly severe patients taking OCS in addition to ICS were able to reduce dosages of OCS, with a second measure being whether patients could then reduce underlying ICS dosages, To accomplish this goal, we assessed efficacy through analysis of several endpoints, including AQLQ, FEV1, PEF, percent symptom-free days, use of rescue medications and others. We also performed methacholine challenge testing, although this could only be performed in approximately half of the patients since some patients had FEV1 levels below the minimum threshold required to perform this test. Also, while we measured symptom-free days (%SFD), we did not expect to yield reliable data regarding this measure given the severity of asthma suffered by these patients, as this endpoint would not measure any improvement less than complete elimination of symptoms in any particular day.
To support this secondary objective, we first monitored patients while having them maintain their regular dosages of maintenance medication for a period of 22 weeks after treatment, a period which we refer to as the “Steroid Stable Phase,” to gauge whether asthma symptoms were reduced while patients were on their standard drug therapies. Patients then reduced their use of OCS and/or ICS over the next 14 weeks to the minimum level tolerable, and these reduced dosages were held stable over a 16-week period (weeks 36-52 after treatment), a period which we refer to as the “Reduced Steroid Phase,” to gauge their ability to reduce medication levels.

Efficacy Data — Steroid Stable Phase
At 22 weeks after treatment, we evaluated quality of life and several measures of pulmonary function in severe asthmatics while on their regular dosages of maintenance medications. The following graphs display the results at 22 weeks after completion of Bronchial Thermoplasty:
AQLQ Score. We observed a statistically significant, and we believe clinically meaningful, improvement of 1.1 points in the AQLQ scores of the BT group over baseline compared to the control group at 22 weeks after treatment, indicating improved quality of life.
FEV1. We observed a statistically significant increase in pre-bronchodilator FEV1 % predicted values for the BT group over baseline compared to the control group at 22 weeks after treatment, indicating improved (reduced) airflow obstruction.
PEF. We observed a trend towards improvement in morning PEF in the BT group over baseline compared to the control group at 22 weeks. However, the difference in improvement was not statistically significant.

Use of Rescue Medications. We observed a statistically significant improvement (reduction) in the weekly use of rescue medications for the BT group over baseline compared to the control group at 22 weeks, indicating improved asthma control.
The BT group did not demonstrate statistically significant differences from the control group over baseline for other efficacy measures, including methacholine challenge testing and symptom-free days.
Efficacy Data — Reduced Steroid Phase
Following the 22-week steroid stable phase, we attempted to wean patients off OCS and ICS. Four of the eight BT group patients on OCS, and only one of seven control patients on OCS, were able to completely eliminate OCS. We observed a trend of greater overall reduction in OCS dosages in the BT group compared with the control group at week 52, although this trend was not statistically significant (p=0.120). We did not observe a meaningful decrease in ICS reduction between the BT group and the control group. At 52 weeks after treatment, we evaluated quality of life and several measures of pulmonary function in severe asthmatics while on reduced dosages of maintenance medication that were lower on average in the BT group than those taken by the control group. The following graphs display the results at 52 weeks after completion of Bronchial Thermoplasty:
AQLQ Score. We observed a statistically significant, and we believe clinically meaningful, improvement of 1.1 points in the AQLQ scores of the BT group over baseline compared to the control group at 52 weeks after treatment, indicating improved quality of life.

FEV1. We observed a trend towards improvement in FEV1 % predicted values in the BT group over baseline compared to the control group at 52 weeks after treatment. However, the difference in improvement was not statistically significant.
PEF. We observed a lesser improvement in morning PEF in the BT group over baseline compared to the control group at 52 weeks after treatment. While this result indicated a negative trend, the difference in improvement was not statistically significant.
Use of Rescue Medications. Patients in the BT group continued to use short-acting beta agonists less frequently than baseline compared with patients in the control group at 52 weeks. However, the difference between groups was not statistically significant.
The BT group did not demonstrate statistically significant differences from the control group over baseline for other efficacy measures, including methacholine challenge testing and symptom-free days.

Safety Data
Following Bronchial Thermoplasty treatment there was an increase in respiratory-related adverse events during the treatment period, with a return to baseline levels thereafter. All adverse events were managed with standard techniques. The median onset of these respiratory-related adverse events was one day after the Bronchial Thermoplasty procedure (the mean time was 5.6 days), and they resolved on average within 6.6 days.
All of the BT group patients experienced one or more adverse events, such as wheezing, cough, chest discomfort, difficulty breathing, productive cough or discolored mucus. Of the respiratory-related adverse events reported by the BT group during the treatment period, 50% were mild, 41% were moderate and 9% were severe. In the control group, 46% of the respiratory-related adverse events were mild, 50% were moderate and 4% were severe.
During the year prior to the trial, both groups experienced hospitalizations for respiratory-related symptoms: six patients required an aggregate of ten hospitalizations in the BT group, and two patients required an aggregate of five hospitalizations in the control group. During the treatment phase, there was a higher rate of hospitalizations for respiratory-related adverse events in the BT group (five patients requiring an aggregate of eight hospitalizations) compared with the control group (no patients requiring hospitalizations).
The rate of hospitalizations for respiratory symptoms following the treatment period out to 52 weeks after treatment was similar between groups. During the steroid stable phase (6-22 weeks after treatment), three patients required three hospitalizations in the BT group, and one patient required one hospitalization in the control group. From 22-36 weeks after treatment, one patient required one hospitalization in the BT group, and one patient required one hospitalization in the control group. During the reduced steroid phase, one patient required one hospitalization in the BT group, and one patient required two hospitalizations in the control group.
Conclusions
In patients with severe asthma requiring high doses of ICS, LABA and in some cases OCS, Bronchial Thermoplasty treatment did not cause any unanticipated adverse events. In general the reported adverse events were primarily transient respiratory-related events of the type experienced with other bronchoscopic procedures in severe asthma patients. We observed a higher rate of respiratory-related hospitalizations in the BT group during the treatment period, but this was expected given that these were patients with severe asthma, and complex medical regiments and because they were undergoing a bronchoscopy.
Results from the RISA Trial also suggest that, for severe asthmatics taking high dosages of maintenance medications, Bronchial Thermoplasty treatment provided what we believe to be a meaningful, and in most cases statistically significant, improvement in the quality of life and control of asthma symptoms over and above standard medical care. In addition, the 52 week results indicated a trend, although not statistically significant, of patients receiving Bronchial Thermoplasty being able to tolerate a greater reduction in maintenance medications. With these reduced medications, the BT group showed a statistically significant improvement in quality of life, although changes in pulmonary function measures were not statistically significant.
AIR2 Trial
Considerations in the Design of the AIR2 Trial
Two parameters that are important to the design of our AIR2 Trial are the primary endpoint and the element of the asthmatic population to be evaluated. In determining a primary endpoint, we wanted to choose a measure that we believe provides the best overall measure of asthma control. While we believe that some measures of pulmonary function, in particular methacholine challenge testing, would also be an appropriate measure for the efficacy of Bronchial Thermoplasty, AQLQ provides what we believe to be the most meaningful results to patients. We consulted the FDA regarding the design of this trial, and the FDA granted an IDE with AQLQ as the primary endpoint.
In terms of patient population for the trial, we have consistently held the view that Bronchial Thermoplasty would provide the most benefit in patients with severe asthma. Data from our previous clinical trials support this premise. To further examine this, we performed a subgroup analysis of the AIR Trial data to evaluate the more severe asthmatic patients in that trial. The AQLQ score and methacholine challenge results for the severe asthmatic subgroup were particularly instructive. BT group patients in the severe patient subset of the AIR Trial experienced a greater improvement in AQLQ scores than in the overall AIR Trial population, although not statistically significant relative to the control group, which we expect was due in part to the small sample size. Moreover, BT group patients in the severe subset experienced greater and statistically significant (p=0.028 at one year post-treatment) improvement in methacholine challenge test results compared with the control group than did the overall AIR Trial population.
The following graph illustrates the improvement at three months following Bronchial Thermoplasty in AQLQ scores, one of the endpoints used in our trials to date and the primary endpoint for our AIR2 Trial, for patients on asthma medications in our past trials, in order of increasing severity of asthma:
Accordingly, we determined to focus our AIR2 Trial on severe asthmatics, since we believe focusing the AIR2 Trial on this group affords a greater opportunity to demonstrate statistically significant improvements. A corollary benefit of this approach is the possibility of having to enroll fewer patients to achieve statistically meaningful results. Moreover, similar to the considerations involved in structuring our RISA Trial, the demand to address this patient segment appears to be quite strong since existing drug therapies provide less relief to these patients, and because these patients require significant medical resources. However, we designed the enrollment parameters to exclude severe asthma patients with the most extreme symptoms, in order to strike a balance between minimizing the risks of bronchscopy for these patients while preserving the strongest opportunity for demonstrating meaningful efficacy.
Overview
We are currently enrolling patients in a multi-center, double-blind, sham controlled trial comparing the effects of Bronchial Thermoplasty treatment to conventional drug therapy in severe asthma patients. This is our first clinical trial involving centers in the United States. We intend that this trial will be a pivotal trial and will be used as a basis for our application for FDA approval to market the Alair System for asthma treatment in the United States. We initiated this trial in October 2005. We currently plan to enroll approximately 300 patients at approximately 40 sites in North America, Europe, Australia and South America. As of June 30, 2006, we had enrolled a total of 69 patients. Our rate of attrition in prior studies executed at international sites was less than 10% of those patients enrolled. Based upon our previous experience, we expect 300 patients will be sufficient to absorb any unexpected attrition to meet our minimum enrollment goal of 225 patients. We will monitor attrition during the trial and our trial design allows us to enroll beyond 300 patients if needed. We currently have approval from the FDA to treat up to 600 patients in this trial.
Consistent with the above design considerations, enrollment will be limited to severe asthmatic patients who require regular maintenance medication, including ICS and LABA, and in some cases low doses of OCS, and who still remain symptomatic despite this medication. However, we have designed these parameters to exclude severe asthma patients with the most extreme symptoms. The trial will include a BT group and a sham control group, both of which will continue to take their maintenance asthma medications throughout the trial. Two patients will be selected at random for the BT group for every one patient in the control group. The BT group will receive Bronchial Thermoplasty treatment during three outpatient bronchoscopy sessions, while the sham control group will also undergo three outpatient bronchoscopy sessions, including delivery of the Alair Catheter, but will not receive active Bronchial Thermoplasty treatment.
Following Bronchial Thermoplasty or sham treatment, patients will be evaluated at three, six, nine and 12 months while they are taking their maintenance asthma medications of ICS and LABA, and OCS if taken prior to treatment. Following the 12-month evaluation, all patients will cease taking LABA (but will continue taking ICS) for a period of two weeks, and will be evaluated at the end of this period. Upon completion of this evaluation, each patient in the control group will be exited from the trial and the blind will be broken for that patient. Patients who were treated in the BT group will enter into a post-trial safety follow-up and will continue to undergo yearly follow-up visits for safety for a period of four years following the ICS-only evaluation. In total, patients in the BT group will be followed for approximately five years.

Primary and Secondary Endpoints
The primary efficacy outcome will be the difference between the BT group and the control group in the change between baseline and the average of the six, nine and 12-month follow-up AQLQ scores. The FDA has specified that the AIR2 Trial must yield a positive difference in the AQLQ score of at least 0.5 to demonstrate efficacy. However, the FDA will also consider the results of secondary endpoint measures in determining whether to grant premarket approval for the Alair System. We also plan to evaluate several secondary efficacy endpoints, including, among others, methacholine challenge testing, PEF, percentage of symptom-free days, symptoms score, individual components of the AQLQ, use of rescue medication and FEV1.

Statistical Analysis
A Bayesian adaptive approach to statistical analysis will be used in this pivotal trial. Adaptive statistics is a statistical theory and approach to data analysis that provides an opportunity to learn from evidence as it accumulates (including evidence from prior trials) and to potentially demonstrate the efficacy and safety of Bronchial Thermoplasty with a shorter trial or with fewer enrollees in the trial. Accordingly, the adaptive approach, when correctly employed, may be less burdensome than a traditional statistical approach. Traditional statistical methods formally use prior information only in the design of a clinical trial. In contrast, the adaptive approach uses a consistent, mathematically formal method called Bayes’ Theorem for combining prior information with current information throughout both the design and analysis stages of a trial. When usable prior information on clinical use of a device exists, the adaptive approach may enable FDA to reach the same decision on a device with a smaller-sized or shorter-duration pivotal trial. Usable prior information is often available for a medical device; for example, from earlier studies on previous generations of the device or from studies performed outside the United States. The FDA has indicated its acceptance of adaptive statistics in clinical trials, as indicated by its issuance in May 2006 of draft guidance on the use of the adaptive approach in the design and analysis of medical device clinical trials, and the FDA has indicated that it plans to develop and issue further guidance. In addition, the FDA granted us an IDE for the AIR2 Trial involving our adaptive statistical analysis plan.
We currently anticipate that we may be first able to submit data, if favorable, from our AIR2 Trial to the FDA in support of efficacy of the Alair System, approximately one year following enrollment of 225 patients in our AIR2 Trial. We currently anticipate enrollment in the AIR2 Trial to reach 225 patients by the first quarter of 2007, although this timing may vary depending on enrollment and attrition rates. Based on this timing, we anticipate that we will file our PMA application with the FDA by the end of 2007.
Sales and Marketing
We intend to establish a specialized direct sales force to call on the pulmonologists who will use the Alair System and educate and influence adoption of our technology. We estimate that there are 6,000 pulmonologists in the United States, primarily located in metropolitan areas, who are trained to perform bronchoscopy. We believe that a sales force composed of approximately 75 representatives can effectively target this group of physicians. To complement our sales efforts, we intend to employ clinical managers who will educate, train and provide support to pulmonologists until they are competent using the Alair System. Our marketing and sales teams will implement marketing programs targeted at the primary care physicians and allergists who treat a significant number of asthmatics.
We intend to use a variety of marketing tools to drive initial adoption, ensure continued usage, and establish brand loyalty for the Alair System by:

•	creating awareness of the benefits of Bronchial Thermoplasty and the advantages of our technology with pulmonologists and patients;

•	providing strong educational and training programs to healthcare providers to ensure easy, safe and effective use of the Alair System;

•	employing a variety of media to promote and brand the Bronchial Thermoplasty procedure, the Alair System and our company to patients, caregivers, treating physicians, referring physicians and allied healthcare professionals;

•	capitalizing on the media leverage and the branding potential of being the first and only procedure for the persistent treatment of asthma; and

•	supporting the clinical adoption of Bronchial Thermoplasty with treating and referring physicians through the development of educational and marketing programs.
Following the launch of the Alair System in the United States, we will explore the expansion of distribution into selected European and Asian markets. We plan to enter these markets by establishing strategic relationships with established participants in those markets or by developing a direct sales force.

Competition
We may face competition from companies that develop and market medications for the management of asthma and from medical device companies that may develop alternative systems for the treatment of asthma. We are not aware of any interventional procedures to treat asthma that are currently in use or development other than Bronchial Thermoplasty performed using the Alair System. However, new technologies may be developed to treat the airways, and we may face competition from any devices that may be developed based on any such new technologies. In addition, competitors may develop approaches to Bronchial Thermoplasty that do not infringe our patents.
In addition, while we believe that Bronchial Thermoplasty will be complementary to many asthma medications, Bronchial Thermoplasty may be perceived by pharmaceutical companies as being competitive with their products, and may directly compete with some asthma medications. The pharmaceutical market for asthma medication is intensely competitive and significantly affected by new product introductions. The leading medications for asthma include Advair from GlaxoSmithKline, Singulair from Merck, Pulmicort and Symbicort from AstraZeneca and Xolair from Genentech and Novartis.
We anticipate that companies will dedicate significant resources to developing new products and therapies. Current or future competitors may develop technologies and products that demonstrate better safety and efficacy, clinical results, ease of use or lower cost than Bronchial Thermoplasty or the Alair System. Bronchial Thermoplasty or the Alair System may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by a competitor. Many of our potential competitors have competitive advantages over us, including:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional product lines, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.
Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.
We believe that the principal competitive factors for asthma therapy include:

•	proven clinical efficacy and safety;

•	cost of products and eligibility for reimbursement;

•	brand awareness and strong acceptance by healthcare professionals and patients;

•	effective marketing and distribution;

•	comprehensive education for patients and asthma care providers;

•	patent protection;

•	speed of product innovation and time to market; and

•	customer focus, service and support.
Manufacturing
For purposes of our clinical trials, the Alair System is manufactured by two contract manufacturers. Stellartech Research Corporation, a company based in Sunnyvale, California that specializes in the development, manufacturing and testing of electromedical durable equipment, currently manufactures the Alair RF Controller. Life Science Outsourcing, a company based in Brea, California that specializes in the manufacturing and testing of disposable medical devices, currently manufactures the Alair Catheter. Both companies are responsible for the purchasing, testing and inspection of the components that are assembled into our finished devices. At this time, we stock all clinical evaluation units internally and distribute our devices to our clinical sites. We plan to assess the feasibility of also stocking devices at our contract manufacturers, so that devices can be distributed to clinical sites and customers directly from our manufacturers with shorter lead times and reduced inventory levels.
We believe that our current contract manufacturers will be adequate to manufacture our devices at least through the first year of commercial production. We currently have limited resources and facilities to commercially manufacture our devices. In order to produce our devices in the quantities we anticipate will be necessary to meet market demand, we may need to increase our manufacturing capacity significantly over the current level by adding or changing contract manufacturers, or by leasing and staffing a facility to manufacture the product ourselves. If we are required to change manufacturers or manufacture the product ourselves, we will have to obtain pre-approval by the FDA and corresponding state agencies. If we were to manufacture the device ourselves, developing commercial-scale manufacturing facilities would require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Also, the scaling of manufacturing capacity is subject to numerous risks and uncertainties, such as the availability and suitability of facility space, construction timelines, design, installation and maintenance of manufacturing equipment, among others, which can lead to unexpected delays. Although we expect that suitable alternative contract manufacturers exist, we cannot assure you that we will be able to change manufacturers or develop our own manufacturing process and operations, or obtain FDA and state agency approval in either case, in a timely manner or at all. If we are unable to manufacture a sufficient supply of the Alair System, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.
We currently lease an 8,400 square foot facility located in Mountain View, California, where we conduct final product testing and stock finished goods. We have not yet registered or listed with FDA nor have we been inspected by the FDA. However, since we are responsible for the design of our device and we conduct final product testing, we will have to register and list with FDA and successfully complete an FDA inspection before we can ship any commercial products under a PMA application. Our facility was approved for medical device manufacturing in June 2005 by the Food and Drug Branch of the State of California Department of Health Services.
Patents and Intellectual Property
Protection of our intellectual property is a strategic priority for our business. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions, and improvements that are important to the development of our business. As of June 30, 2006, we had obtained 11 issued U.S. patents, and had 23 additional U.S. patent applications pending. We believe it will take up to five years, and possibly longer, for these pending U.S. patent applications to result in issued patents. Not including any term extensions that may be available, our 11 issued U.S. patents expire between 2017 and 2018. As of June 30, 2006, we also had obtained 14 foreign patents and had 15 additional foreign patent applications pending.
We also rely upon a combination of trademarks, trade secrets, non-disclosure agreements, technical know-how, continuing technological innovation, and other measures to protect our proprietary rights and to develop and maintain our competitive position. We typically require our employees, consultants, contractors, outside scientific collaborators, and other advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting, or advisory relationships with us. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us.
We believe that our intellectual property position will provide us with sufficient rights to develop, sell, and protect the Alair System. However, our patent applications may not result in issued patents, and there can be no assurance that any patents that have issued or might issue will protect our intellectual property rights. Furthermore, there can be no assurance that all of our patents will be upheld. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Furthermore, there can be no assurance that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology.
While we believe that we have the ability to develop, sell, and protect the Alair System, patents issued and patent applications filed relating to medical devices are numerous, and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products, devices, or processes used or proposed to be used by us. We are currently not aware of patents issued to third parties that would be infringed by the technologies we employ in the Alair System. There can be no assurance, however, that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of the Alair System.
The medical device industry in general, and the industry segments that include interventional products which deliver energy to body tissues in particular, has been characterized by substantial litigation regarding patents and other intellectual property rights. Any such claims, regardless of their merit could be time-consuming and expensive to respond to and could divert our technical and management personnel. We may be involved in litigation to defend against claims of infringement by other patent holders, to enforce patents issued to us, or to protect our trade secrets. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign our products, devices or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our devices, which would have a materially adverse effect on our business, financial condition, and results of operations. We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us, or to determine the enforceability, scope, and validity of the proprietary rights of others.
We currently have three registered U.S. trademarks, and two U.S. trademark applications pending. We also have two registered foreign trademarks, and one foreign trademark application pending.
Intellectual Property Related Agreements
We have obtained rights to some of our intellectual property from third parties. We also have entered into collaborative agreements which provide ownership and license rights to intellectual property resulting from collaborations.
Pursuant to a Corporate Formation Agreement, Broncus transferred to us intellectual property (including several U.S. and international patents and patent applications) related to the Alair System technology. In conjunction with the division of intellectual property assets between us and Broncus pursuant to the Corporate Formation Agreement, and in addition to the license of patent rights pursuant to that agreement, we and Broncus provided each other with a perpetual, royalty-free license to each other’s then-existing intellectual property for use by each of us solely in our respective fields of use. Our field of use is devices and procedures for providing asthma therapy, and the Broncus field of use is devices and procedures for providing emphysema therapy. We and Broncus also provided each other with a perpetual, royalty-free license to intellectual property developed after our inception during a collaboration period between the companies that ended in June 2005 for use by each of us in our respective fields of use. The licenses are not transferable by either party except in connection with an acquisition of such party.
In collaboration with Johns Hopkins University, or JHU, we applied to the National Institute of Health, or NIH, for a grant to research our products. NIH awarded the grant to JHU and we entered into an agreement with JHU in June 2004 to serve as a subcontractor on the grant. The grant involves analysis, modeling, bench experiments, in vitro experiments and animal experiments. Under the terms of the subcontract, we will own any inventions arising from the grant research that relate to delivering energy to an airway wall. We also have the first right to an exclusive, perpetual, worldwide license to any other invention JHU may have rights in or to primarily as a result of work performed as part of the grant research. The agreement expires on August 31, 2006.
Government Regulation
Our products are medical devices subject to extensive and ongoing regulation by the Food and Drug Administration, or FDA, and regulatory bodies in other countries.

FDA Regulation
The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA’s implementing regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market clinical surveillance. We do not have the necessary regulatory approval to market the Alair System for the treatment of asthma in the United States.
FDA Requirements for 510(k) Clearance or Premarket Approval. Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require marketing authorization from FDA prior to distribution. The two primary types of FDA marketing authorization are premarket clearance (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a device — 510(k) clearance or PMA approval — is generally linked to classification of the device.
The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls such as requirements for device labeling, premarket notification, and adherence to the FDA’s current good manufacturing practice requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or postmarket surveillance. Class III devices are those deemed by FDA to pose the greatest risk and include life-sustaining, life-supporting, or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.
Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is generally more stringent, time-consuming, and expensive than the 510(k) clearance process.
510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification (or 510(k)) to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A device is substantially equivalent if it has: (1) the same intended use as the predicate device and (2) the same technological characteristics, or different technological characteristics that do not raise new questions of safety or effectiveness, and the device is as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.
After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, or method of manufacture of the device, or that would constitute a major change in its intended use, will require a new 510(k) clearance or (if the device as modified is not substantially equivalent to a legally marketed predicate device) PMA approval. While the determination as to whether new authorization is needed is left to the manufacturer, the FDA may review this determination and require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.
Currently, the Alair System can be commercially distributed in the United States under the existing 510(k) clearance for the Broncustm Coagulation Electrode System (K993900). This 510(k) clearance allows us to market the Alair System as a Class II device intended for coagulation or hemostasis in the tracheobronchial tree. However, we have yet to market the Alair System pursuant to this clearance.

Premarket Approval. A PMA application must be submitted if a device cannot be cleared for that intended use through the 510(k) process. The PMA process is usually significantly more demanding than then 510(k) clearance process. We believe that marketing of the Alair System for the treatment of asthma will require premarket approval.
A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.
FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	our systems may not be safe or effective to the FDA’s satisfaction;

•	the data from our preclinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.
If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose postapproval requirements such as continuing evaluation and periodic reporting on the safety, efficacy and reliability of the device for its intended use.
New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.
Clinical Trials. Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.
Our AIR2 pivotal trial is being conducted pursuant to an approved IDE. The FDA’s approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by FDA (and by governing institutional review boards when appropriate) prior to implementation. All clinical trials must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for institutional review board approval and for informed consent, as well as with other FDA requirements for good clinical practices, such as disclosure of financial interests by clinical investigators. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects;

•	institutional review boards and third-party clinical investigators may delay or reject our trial protocol or changes to our trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.
We expect to file a PMA application for the Alair System by the end of 2007. We do not expect the Alair System to be approved for sale before the end of 2008. Our clinical trials may not generate favorable data to support any further PMA applications, and we may not be able to obtain such approvals on a timely basis, or at all. Delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals may include significant limitations on the intended use and indications for use for which our products may be marketed.
Continuing FDA Regulation. After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.
Also, the FDA may require us to conduct postmarket surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	untitled letters or warning letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve, the Alair System or other products;

•	withdrawal or suspension of FDA approval;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.
We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business. We cannot assure you that we will be able to comply with all applicable FDA regulations.
International Regulation
International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries. The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European

Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. The Alair System has received approval to bear the CE conformity marking. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.
Fraud and Abuse
Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.
The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.
The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.
In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Third-Party Reimbursement
The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. In the United States, patients using existing pharmaceutical-based therapies for asthma are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products. Third-party coverage may be particularly difficult to obtain if our systems are not approved by the FDA as a therapy for asthma patients. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our products. In order to position our device for acceptance by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue. Our initial dependence on the commercial success of the Alair System makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, even if the Alair System for asthma or future products are approved for commercial sale, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not have adequate access to them.
In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.
Employees
As of June 30, 2006, we had 32 employees, of which eight employees are engaged in research and development, four are engaged in manufacturing, 10 are engaged in clinical, regulatory and quality assurance, and 10 are engaged in general and administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.
Facilities
We maintain our headquarters in Mountain View, California in one leased facility of approximately 8,400 square feet, which includes our laboratory, research and development, manufacturing and general administration functions. The lease for this facility expires in December 2007. We have the right to extend the term of this lease for an additional year. We believe that our existing facility is adequate to meet our needs through at least 2006. We expect we will need to move into a larger facility over time, and currently we anticipate that suitable additional space will be available in the future on commercially reasonably terms as needed.
Legal Proceedings
We are not party to any material pending or threatened litigation.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the name, age and position of each of our executive officers and directors as of July 15, 2006:

Name	Age	Position

Glendon E. French	44	President, Chief Executive Officer and Director
Christopher P. Lowe	38	Vice President, Finance and Administration and Chief Financial Officer
Gary S. Kaplan	40	Senior Vice President, Technology and Operations
Debera M. Brown	53	Vice President, Regulatory Affairs
Karen M. Passafaro	46	Vice President, Marketing
Dr. Narinder S. Shargill	51	Vice President, Clinical Affairs
Dr. Michael D. Laufer	48	Director
Annette J. Campbell-White(2)(3)	59	Director
Brian E. Chee(2)(3)	40	Director
W. James Fitzsimmons(1)	48	Director
Thomas C. McConnell(1)(3)	52	Director
Dr. Beat R. Merz(2)	45	Director
Lowell E. Sears(1)	55	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
Glendon E. French has served as our President and Chief Executive Officer and as a director since our inception. Mr. French served as President and Chief Executive Officer and as a director of Broncus Technologies, Inc. from its formation in March 1997 until our inception. Prior to joining Broncus, Mr. French served as Vice President, Marketing for C.R. Bard, Inc., Davol Division, a medical technology company, from July 1993 until March 1997. Mr. French serves on the board of directors of several private companies. Mr. French holds a B.A. in history from Dartmouth College and an M.B.A. from the Wharton School at the University of Pennsylvania.
Christopher P. Lowe has served as our Vice President, Finance and Administration since September 2005 and our Chief Financial Officer since January 2006. Prior to joining us, Mr. Lowe served with Peninsula Pharmaceuticals, Inc., a pharmaceutical company, as Corporate Controller from June 2004 to October 2004 and Chief Accounting Officer from October 2004 until its acquisition by Johnson & Johnson in June 2005. From January 2003 to June 2004, Mr. Lowe served as Global Divisional Controller — Trane Division with American Standard Corporation, a producer of bathroom and kitchen fixtures and fittings. From July 2000 to January 2003, Mr. Lowe served as Vice President, Finance of Fairchild Dornier, an aerospace technology firm. Mr. Lowe holds a B.S. in business administration from California Polytechnic State University, San Luis Obispo and an M.B.A. from Saint Mary’s University, Texas.
Gary S. Kaplan has served as our Senior Vice President, Technology and Operations since August 2005, and previously as our Vice President, Operations and Quality Assurance since our inception. Mr. Kaplan served as Vice President, Operations and Quality Assurance for Broncus from October 2000 until our inception. From February 1998 to October 2000, Mr. Kaplan served as Vice President, Operations of Broncus. Prior to joining Broncus, Mr. Kaplan served as Vice President, Operations for

Medtronic, Inc., CardioRhythm Division, a medical technology company, from July 1997 until January 1998. Mr. Kaplan holds a B.S. in mechanical engineering from Rensselaer Polytechnic Institute.
Debera M. Brown has served as our Vice President, Regulatory Affairs since our inception. Ms. Brown served as Vice President, Regulatory Affairs at Broncus from July 2001 until our inception. Prior to joining Broncus, from May 1997 to July 2001, Ms. Brown served as Vice President, Regulatory Affairs and Quality Assurance, and from May 1995 to May 1997, as Vice President, Regulatory and Clinical Affairs of Fusion Medical Technologies, Inc., a medical device company. From July 2000 to August 2003, Ms. Brown was the Industry Representative for the Center for Devices and Radiological Health, General and Plastic Surgery Devices Panel at the U.S. Food and Drug Administration. Ms. Brown holds a B.A. in human biology from Stanford University.
Karen M. Passafaro has served as our Vice President, Marketing since January 2005. Prior to joining us, Ms. Passafaro served as Senior Director of Marketing for Novacept Inc., a medical device company, from August 2001 until December 2004. Ms. Passafaro holds a B.S. in bioengineering from the University of California, San Diego and an M.B.A. from the University of Phoenix.
Dr. Narinder S. Shargill has served as our Vice President, Clinical Affairs since our inception. Dr. Shargill served as Vice President, Clinical Affairs at Broncus from November 2003 until our inception. Prior to joining Broncus, Dr. Shargill served as Senior Director, Clinical Development of Baxter Healthcare Corporation, Bioscience Division, a medical technology company, from May 2002 until November 2003. From May 2000 to May 2002, Dr. Shargill served as Senior Director, Clinical Affairs for Fusion Medical Technologies, Inc., a medical device company. Dr. Shargill holds a B.Sc. in physiology and biochemistry and a Ph.D. in nutrition and biochemistry, both from the University of Southampton, England.
Dr. Michael D. Laufer has served as a director of our company since its inception, and served as a director of Broncus since founding Broncus in 1997. Since April 2006, Dr. Laufer has served as a Founder and Managing Member of Mach Ventures, a venture capital firm. Since 1988, Dr. Laufer also has served as a member of the academic and clinical faculty at Stanford University. From December 1995 to December 2002, Dr. Laufer was a General Partner and Managing Member of Menlo Ventures, a venture capital firm, where he was an Associate from October 1993 to December 1995. From 1986 to 1996, Dr. Laufer was a full-time practicing physician. Dr. Laufer has founded more than ten medical technology companies including our company, Broncus, NDO Surgical and VNUS Medical. Dr. Laufer serves on the board of directors of several private companies. From 1989 to 1994, Dr. Laufer served as Medical Director of Emergency Medicine at UCSF-Mount Zion Medical Center. Dr. Laufer holds a B.S. in biological sciences (MCDB) from the University of Colorado and an M.D. from Stanford University.
Annette J. Campbell-White has served as a director of our company since March 2004. Ms. Campbell-White has served as the Managing General Partner of MedVenture Associates, a venture capital firm focused primarily on investments in early stage healthcare businesses, since forming this firm in 1986. Prior to forming MedVenture Associates, Ms. Campbell served in multiple capacities with Hambrecht & Quist, including General Partner and Analyst focusing on biotechnology. Ms. Campbell-White currently serves on the board of directors of Cutera, Inc., a medical device company, as well as several private companies. Ms. Campbell-White holds a B.S. in chemical engineering and an M.S. in chemistry, both from the University of Cape Town, South Africa.
Brian E. Chee has served as a director of our company since March 2004. Since April 1998, Mr. Chee has served as General Partner of Polaris Venture Partners, a venture capital firm focused on investments in seed, early stage and high growth middle market companies. Mr. Chee joined Polaris Venture Partners in August 1996 and focuses on investments in healthcare medical technology and consumer products and services. Before joining Polaris Venture Partners, Mr. Chee served as Captain in the United States Army Corps of Engineers, during which time he was awarded the Bronze Star and the Army Commendation Medal with Valor for service during the Gulf War. Mr. Chee currently serves on the board of directors of several private companies. Mr. Chee holds a B.S. in engineering and economics from the United States Military Academy at West Point and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.
W. James Fitzsimmons has served as a director of our company since its inception, and as a director of Broncus since May 1999. Since April 2003, Mr. Fitzsimmons has served as Chairman and Chief Executive Officer of Archus Orthopedics, Inc., a private spinal implant company. From August 2000 to April 2003, Mr. Fitzsimmons served as Managing Director of Scout Medical Technologies LLC, a medical device incubation firm. From December 1999 to August 2000, Mr. Fitzsimmons pursued personal business opportunities. From December 1997 to December 1999, Mr. Fitzsimmons served as Senior Vice President and General Manager of Guidant Corporation, Cardiac and Vascular Surgery Group, a medical device company. Mr. Fitzsimmons served as President and Chief Executive Officer of EndoVascular Technologies, Inc., a medical device company, from October 1991 to December 1997 (when it was acquired by Guidant). Mr. Fitzsimmons currently serves on the board of directors of VNUS Medical Technologies, Inc., a medical device company, as well as several private companies. Mr. Fitzsimmons also serves on the Advisory Board of the Entrepreneurship Center of the Albers School of Business at Seattle University. Mr. Fitzsimmons holds a B.S. in biology-premedical and an M.B.A., both from Seattle University.
Thomas C. McConnell has served as a director of our company since December 2005. Mr. McConnell has served as a Managing Member at Vanguard Ventures, a venture capital firm, since June 2004. From May 1989 to May 2004, Mr. McConnell served as a general partner of New Enterprise Associates, a venture capital firm. Mr. McConnell also served as Chairman of the National Venture Capital Association from May 2001 to May 2002 and as president of the Western Association of Venture Capitalists from July 1995 to June 1996. Mr. McConnell currently serves on the board of directors of Hansen Medical, a company specializing in robotic catheter technology. Mr. McConnell holds an A.B. in engineering science from Dartmouth College and an M.B.A. from Stanford University.
Dr. Beat R. Merz has served as a director of our company since December 2005. Dr. Merz has served as Chairman and President of Thommen Medical AG, a dental implant company, since December 2001. Since March 2003, Dr. Merz has served as an investment advisor with HBM Partners AG, an investment advisory firm specializing in the global life sciences sector. From September 1999 until February 2003, Dr. Merz served as Investment Manager and later as Managing Director of NMT Management AG, a venture capital firm. Dr. Merz also served as group manager and a senior engineer with Institute Straumann AG, a producer of dental implants, from January 1994 until September 1999. Dr. Merz has co-founded several medical technology companies, and he currently serves on the board of directors of Micrus Endovascular Corporation, a medical device company, as well as several private medical device companies. Dr. Merz holds a Ph.D. in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, and an M.B.A. from the University of Strathclyde in Glasgow, U.K.
Lowell E. Sears has served as a director of our company since July 2006. Mr. Sears has served as Chairman, Chief Executive Officer and Chief Investment Officer of Sears Capital Management, Inc., a venture investment corporation, including roles in venture investing and portfolio management, since April 1994. From October 1988 to March 1994, Mr. Sears served as Chief Financial Officer of Amgen, Inc., a pharmaceutical company. From March 1992 to January 1994, Mr. Sears also held the position of Senior Vice President responsible for the Asia Pacific Region of Amgen. From August 1986 until September 1988, Mr. Sears served as Treasurer and Director of Planning for Amgen. Mr. Sears currently serves on the board of directors of Neose Technologies, a biotechnology company. Mr. Sears holds a B.A. in economics from Claremont McKenna College and an M.B.A. from the Stanford University.
Board Composition
Our board of directors currently consists of eight members. Each director is elected at a meeting of stockholders and serves until our next annual meeting or until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancy on our board of directors shall be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless the board of directors determines that the particular vacancy will be filled by the vote of the stockholders. Pursuant to a voting agreement among us and our stockholders, investors affiliated with Polaris Venture Partners, of which Mr. Chee is an affiliate, MedVenture Associates L.P., of which Ms. Campbell-White is an affiliate, HBM Partners AG, of which Dr. Merz is an affiliate, and Vanguard Ventures, of which Mr. McConnell is an affiliate, have the right to designate representatives to our board of directors. Upon the completion of this offering, this voting agreement will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors.
Effective upon the closing of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Chee and Fitzsimmons and Dr. Laufer, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Mr. McConnell, Dr. Merz and Ms. Campbell-White, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Messrs. French and Sears, and their terms will expire at the annual meeting of stockholders to be held in 2009.
Effective upon completion of this offering, our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control. Please see Description of Capital Stock — Anti-takeover Provisions.
Board Committees
Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•	evaluates the qualifications, independence and performance of our independent registered public accounting firm;

•	determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.
Upon the completion of this offering, our audit committee will consist of Mr. Sears, who will be the chair of the committee, and Messrs. Fitzsimmons and McConnell. Each of these individuals meets the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market, or Nasdaq. Our board of directors has determined that Mr. Sears is an audit committee financial expert as defined under the applicable rules of the SEC and therefore has the requisite financial sophistication required under the applicable rules and regulations of Nasdaq. Each of Messrs. Sears, Fitzsimmons and McConnell is an independent director as defined under the applicable regulations of the SEC and under the applicable rules of Nasdaq.

Compensation Committee
Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. Our compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. Our compensation committee also administers the issuance of stock options and other awards under our equity award plans. Our compensation committee will review and evaluate, at least annually, the performance of the committee and its members, including compliance of our compensation committee with its charter. Upon the completion of this offering, our compensation committee will consist of Mr. Chee, who will be the chair of the committee, and Dr. Merz and Ms. Campbell-White. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, Nasdaq and the Internal Revenue Service.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee makes recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors and its committees. In addition, our nominating and corporate governance committee oversees our corporate governance guidelines and reporting and makes recommendations to our board of directors concerning governance matters. Upon the completion of this offering, our nominating and corporate governance committee will consist of Mr. McConnell, who will be the chair of the committee, and Mr. Chee and Ms. Campbell-White. The composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable rules and regulations of the SEC and Nasdaq.
Compensation Committee Interlocks and Insider Participation
Before January 2006, our board of directors did not have a compensation committee and all material decisions were made by the full board of directors. Mr. French did not participate in discussions by our board of directors with respect to his compensation. In January 2006, we formed a compensation committee, which currently consists of Messrs. Chee, Fitzsimmons and McConnell. Neither any current member of our compensation committee, nor any member joining our compensation committee upon the completion of this offering, has at any time since our inception ever been an officer or employee of our company or any of its subsidiaries, and none have any related party transaction relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal year 2005.
Director Compensation
Currently, none of our directors receive cash compensation for their services as directors. Following this offering, our employee directors will not receive cash compensation for their services as directors. However, all of our directors, including our non-employee directors, are reimbursed for their reasonable expenses in attending board and committee meetings.
Following this offering, each non-employee director who is not affiliated with a venture capital firm that invested in us prior to this offering will receive an annual retainer of $30,000. In addition, the chairs of our audit committee, our compensation committee and our nominating and corporate governance committee will receive additional annual retainers of $20,000, $5,000 and $5,000, respectively, unless they are affiliated with a venture capital firm that invested in our company prior to this offering.
Our 2006 equity incentive plan provides for automatic, non-discretionary stock option grants to non-employee directors. Each non-employee director who has not received an option to purchase shares of our common stock during the two year period immediately preceding the effective date of this offering will be granted an option to purchase 50,000 shares of our common stock upon the effective date of this offering at an exercise price per share equal to the initial offering price. Each non-employee director who becomes a member of our board of directors after the effective date of this offering will be granted an initial option to purchase 50,000 shares or our common stock upon election to our board of directors. On the first business day following each subsequent annual stockholder meeting, each non-employee director who continues to serve on the board of directors immediately following such meeting will automatically be granted an option to purchase 20,000 shares of our common stock (subject to pro-ration on a monthly basis in the event the non-employee director has not served an entire year on the board of directors since the initial stock option grant to purchase 50,000 shares of our common stock to such non-employee director). Each option will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a ten-year term and will terminate 90 days following the date the director ceases to serve on the board of directors or as an employee or consultant of our company for any reason other than death or disability, and 12 months following that date if the termination is due to death or disability. We expect that all stock options granted to directors under the plan upon the closing of this offering or upon their election to the board of directors will vest monthly over a 36-month period, and that all subsequent options granted to such directors will vest monthly over a 12-month period, subject in each case to continued service on the board of directors or as an employee or consultant of our company. In the event of our dissolution, liquidation, a change in control transaction or the acquisition of beneficial ownership of 50% or more of our voting securities by any third-party unaffiliated with our company, options granted to members of our board of directors under the plan will become fully vested and exercisable. In addition, our board of directors has the authority and discretion to grant options to directors in addition to the automatic and nondiscretionary option grants provided for under the plan.
Upon his election to the board of directors in July 2006, Mr. Sears received a stock option to purchase 125,000 shares of our common stock at an exercise price of $1.65 per share. This option vests ratably over 36 months, subject to Mr. Sears’ continued service on our board of directors or as an employee or consultant of our company.
In March 2004, Dr. Laufer received a stock option to purchase 95,000 shares of our common stock in connection with his service as a director at an exercise price of $0.20 per share and vesting ratably over 48 months. In December 2003, Dr. Laufer received a stock option to purchase 20,000 shares of our common stock in connection with his service as a director at an exercise price of $0.48 per share and vesting ratably over 48 months.
In addition, we entered into an Independent Consultant Agreement with Dr. Laufer, effective as of December 26, 2003. Under this agreement, Dr. Laufer provides us certain consulting services and provides us with rights to inventions that Dr. Laufer makes during the term of the agreement that are related to or useful in the treatment of the airways of the lungs for asthma. In connection with this agreement, we granted Dr. Laufer an option to purchase 220,000 shares of our common stock at an exercise price of $0.20 per share and vesting ratably over 48 months commencing on April 1, 2004, so long as the agreement is not terminated. The agreement may be terminated by either party on ten days advance notice.
Mr. Fitzsimmons received two stock options to purchase an aggregate of 40,000 shares of our common stock, each at an exercise price of $0.48 per share, in December 2003, and a stock option to purchase 75,000 shares of our common stock at an exercise price of $0.20 per share in March 2004. One of the options granted in December 2003, exercisable for 20,000 shares of our common stock, is fully vested. The other option granted in December 2003, and the option granted in March 2004, each vests ratably over 48 months.
Indemnification of Directors and Executive Officers and Limitation of Liability
We will enter into an indemnity agreement with each of our directors and officers prior to the completion of this offering, in addition to the indemnification provided for in our restated certificate of incorporation and bylaws. These agreements will require us to indemnify such persons against expenses and liabilities incurred by such person in connection with a proceeding related to such person’s services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. Please see Executive Compensation — Indemnification of Directors and Executive Officers and Limitation of Liability.

EXECUTIVE COMPENSATION
The following table presents compensation information for the year ended December 31, 2005 for our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus for 2005 was more than $100,000. We refer to these five executive officers as our named executive officers elsewhere in this prospectus.
Summary Compensation Table

			Long-Term
			Compensation
			Awards
	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation(1)

Glendon E. French
President and Chief Executive Officer	$268,860	$74,212	—	$17,540

Debera M. Brown
Vice President, Regulatory Affairs	242,357	43,750	—	19,223

Gary S. Kaplan
Senior Vice President, Technology and Operations	179,878	26,406	56,000	13,302

Dr. Narinder S. Shargill
Vice President, Clinical Affairs	170,114	24,178	—	15,441

Karen M. Passafaro
Vice President, Marketing	163,608	22,275	205,000	1,829

(1)	Represents life insurance, health insurance, dental insurance and long-term disability insurance benefits.
Option Grants in 2005
The following table presents information regarding grants of stock options under our 2003 stock option plan during the year ended December 31, 2005 to our named executive officers.

Individual Grants
Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted	2005	Share	Date	5%	10%

Glendon E. French	—	—%	$—	—	$—	$—
Debera M. Brown	—	—	—	—	—	—
Gary S. Kaplan	56,000	8.1	0.20	7/27/2015
Dr. Narinder S. Shargill	—	—	—	—	—	—
Karen M. Passafaro	205,000	29.5	0.20	1/2/2015
Mr. Kaplan’s options vest ratably over a 48-month period. Ms. Passafaro’s options vested as to 25% of the shares on the first anniversary of her start date with the remainder vesting ratably over a 36-month period thereafter. Mr. Kaplan’s and Ms. Passafaro’s stock options are immediately exercisable regardless of vesting; however, any unvested shares issued upon exercise will be subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Mr. Kaplan’s and Ms. Passafaro’s stock options expire ten years after the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in 2005 is based on options to purchase a total of 695,500 shares of our common stock.
The potential realizable values identified in the table above are calculated based on an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, compounded at the annual 5% or 10% rate shown in the table until the expiration of the option, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. The 5% and 10% assumed annual rates of stock price appreciation are required by SEC rules and do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.
Aggregated Option Exercises in 2005 and Option Values at December 31, 2005
The following table sets forth certain information regarding unexercised options held as of December 31, 2005, by each of our named executive officers. These values have been calculated based on the assumed initial public offering price of $           per share, the midpoint of the range on the front cover of the prospectus, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2005		December 31, 2005
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Glendon E. French	1,000,000	$	257,511	—	$	$—
Debera M. Brown	45,000		169,282	—		—
Gary S. Kaplan	256,000		51,420	—		—
Dr. Narinder S. Shargill	100,000		130,000	—		—
Karen M. Passafaro	—		205,000	—		—
Equity Incentive Plans
This section contains a summary of our equity incentive plans. To date, we have granted all options to purchase shares of our common stock from our 2003 stock option plan. Upon the effective date of this offering, we will no longer grant options under our 2003 stock option plan, and instead will grant equity awards from our 2006 equity incentive plan.

2006 Equity Incentive Plan
Background. Our 2006 equity incentive plan, which we refer to as our 2006 plan, will serve as the successor equity compensation plan to our 2003 stock option plan. Our board of directors adopted our 2006 plan in July 2006 and we expect our stockholders to approve our 2006 plan before the closing of this offering. Our 2006 plan will become effective on the date of our initial public offering and will terminate in July 2016. Our 2006 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses.
Administration. Our 2006 plan will be administered by our compensation committee. This committee will act as the plan administrator and will determine which individuals are eligible to receive awards under our 2006 plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a nonqualified stock option under United States federal tax laws, the vesting schedule applicable to an award and the maximum term for which any award is to remain outstanding (subject to the limits set forth in our 2006 plan). The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted stock units and the strike price for stock appreciation rights. Unless the committee provides otherwise, our 2006 plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
Share Reserve. We have reserved 1,500,000 shares of our common stock for issuance under our 2006 plan plus:

•	all shares of our common stock reserved under our 2003 plan that are not issued or subject to outstanding grants as of the completion of this offering;

•	any shares of our common stock issued under our 2003 plan that are forfeited or repurchased by us at the original purchase price; and

•	any shares of our common stock issuable upon exercise of options granted under our 2003 plan that expire without having been exercised in full.
Additionally, our 2006 plan provides for automatic increases in the number of shares available for issuance under it as follows:

•	on January 1, 2007, the number of shares of our common stock available for issuance under our 2006 plan will be automatically increased by an amount equal to the product of 4% of the number of shares of our common stock issued and outstanding on December 31, 2006 multiplied by a fraction, the numerator of which is the number of days between the completion of this offering and December 31, 2006 and the denominator of which is 365;

•	on the first day of each January from 2008 through 2016, the number of shares of our common stock available for issuance under our 2006 plan will be increased by 4% of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

•	a lesser number of shares of our common stock as determined by our board of directors.
Equity Awards. Our 2006 plan permits us to grant the following types of awards:

•	Stock Options. Our 2006 plan provides for the grant of incentive stock options (commonly referred to as ISOs) to employees, and nonqualified stock options (commonly referred to as NSOs), to employees, directors and consultants. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of our 2006 plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than 20,000,000 shares may be granted over the life of our 2006 plan.
Options granted under our 2006 plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the committee determines the term of stock options granted under our 2006 plan, up to a term of ten years, except in the case of certain ISOs.
After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates, up to a maximum of five years from the date of termination. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.
Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2006 plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by our compensation committee.

•	Restricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

•	Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

•	Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

•	Stock Bonuses. Stock bonuses are granted as additional compensation for performance, and therefore, are not issued in exchange for cash.
Automatic Stock Option Grants to Non-Employee Directors. Our 2006 plan provides for the automatic grant of stock options to our non-employee directors. Each non-employee director who has not received an option to purchase our common stock in the two year period preceding the effective date of this offering and who is a member of our board of directors on such date will automatically be granted an option to purchase 50,000 shares of our common stock on the effective date of this offering at an exercise price per share equal to the initial offering price. Thereafter, each non-employee director who first becomes a member of our board of directors after the effective date of this offering will automatically be granted an option to purchase 50,000 shares of our common stock on the date such non-employee director first becomes a member of our board of directors. These “initial” option grants vest monthly over three years. In addition, on the first business day following our annual meeting of stockholders, each non-employee director who is then a member of our board of directors will automatically be granted an option to purchase 20,000 shares of our common stock. However, in the event a non-employee director received an initial grant under our 2006 plan of an option to purchase 50,000 shares of our common stock in the 12 month period preceding the annual meeting of our stockholders, then such outside director’s first succeeding stock option grant will be equal to the product of (a) 20,000 and (b) a fraction, the numerator of which is the number of full calendar months such non-employee director has been a member of our board of directors prior to our annual stockholder’s meeting and the denominator of which is 12. These “succeeding” option grants vest monthly over a period of one year. All awards granted under the automatic grant provisions to our non-employee directors will have a term of ten years and an exercise price equal to the fair market value on the date of grant. Non-employee directors may also be granted discretionary awards under our 2006 plan; they are not limited to receiving only the automatic stock option grants described above.
Change in Control. In the event of a liquidation, dissolution or corporate transaction (as defined in our 2006 plan), except for options granted to non-employee directors (which vest and become exercisable in full upon a change in control event (as defined in our 2006 plan)), outstanding awards may be assumed or replaced by the successor company (if any). Outstanding awards that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2006 plan).
Transferability of Awards. Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees (as set forth in our 2006 plan).
Eligibility. The individuals eligible to participate in our 2006 plan include our officers and other employees, our non-employee board of directors members and any consultants.
Payment for Purchase of Shares of our Common Stock. Payment for shares of our common stock purchased pursuant to our 2006 plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (i) cash (including by check), (ii) cancellation of indebtedness, (iii) surrender of shares, (iv) waiver of compensation due or accrued for services rendered; (v) through a “same day sale” program or through a “margin” commitment or (vi) by any other method approved by our board of directors.
Limit on Awards. Under our 2006 plan, during any calendar year, no person will be eligible to receive more than 2,000,000 shares of our common stock, and in the case of new employees during their first fiscal year of employment with us, 4,000,000 shares of our common stock.
Amendment and Termination. Our board of directors may amend or terminate our 2006 plan at any time. Notwithstanding the foregoing, neither the board of directors nor the committee shall, without stockholder approval, amend the plan in any manner that requires stockholder approval. In addition, no amendment that is detrimental to a participant in our 2006 may be made to an outstanding award without the consent of the affected participant.

2003 Stock Option Plan
Background. Our board of directors adopted, and our stockholders approved, our 2003 stock option plan, which we refer to as our 2003 plan, in December 2003.
Administration. Our board of directors currently administers our 2003 plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the closing of this offering. Under our 2003 plan, the plan administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise of an option.
Share Reserve. As of March 31, 2006, options to purchase 4,496,996 shares of our common stock were outstanding under our 2003 plan and 1,537,461 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. Following the closing of this offering, all shares of our common stock reserved but not ultimately issued or subject to options that have expired or otherwise terminated under our 2003 plan without having been exercised in full will become available for issuance under our 2006 plan. We intend to grant all future stock option awards under our 2006 plan upon and after the closing of this offering. However, all stock options outstanding upon the completion of this offering will continue to be governed by the terms and conditions of the 2003 plan.
Eligibility and Types of Option Grants. With respect to stock options, our 2003 plan provides for the grant of both ISOs, which qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients, and NSOs. ISOs may be granted only to employees. NSOs may be granted to our employees, officers, directors and consultants.
Terms of Option Grants. The exercise price of options is determined by the plan administrator, subject to applicable statutory requirements. The exercise price of ISOs granted to a person who directly or by attribution owns more than 10% of the total combined voting power of all classes of our stock, or a 10% stockholder, must be at least equal to 110% of the fair market value of our common stock on the date of grant. ISOs are granted with an exercise price at least equal to 100% of the fair market value of our common stock on the date of grant. Stock options become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the plan administrator and as set forth in the related stock option agreement. To date, as a matter of practice, options have generally been subject to a four-year vesting period (25% on the first anniversary of the grant date and ratably thereafter). Our 2003 plan also allows for the early exercise of unvested options, provided that right is permitted in the applicable stock option agreement. All outstanding unvested shares of our common stock acquired through early exercised options are subject to repurchase by us. The maximum permitted term of options granted under our 2003 plan is ten years (and five years for certain persons holding ISOs).
After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2003 plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by the plan administrator.
Change in Control. In the event of a liquidation, dissolution or change in control transaction, outstanding options under our 2003 plan may be assumed or replaced by the successor company (if any). Outstanding options that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including the ability to partially or totally accelerate the vesting of stock options granted under our 2003 plan).
Transferability of Awards. Generally, a participant may not transfer options other than by will or the laws of descent and distribution. During the lifetime of an optionee, the option is exercisable only by the optionee.
Payment for Purchase of Shares of our Common Stock. Payment for shares of our common stock under our 2003 plan may be in cash (or check), and, where permitted by the plan administrator, by: cancellation of indebtedness, surrender of shares (subject to certain conditions), delivery of a full recourse promissory note, waiver of compensation due or accrued, implementation of a “same day sale” program or “margin” commitment (in the event a public market exists for our common stock) or any combination of the foregoing.

Amendment and Termination. Our board of directors may amend or terminate our 2003 plan at any time. Notwithstanding the foregoing, the plan administrator shall not, without stockholder approval, amend the plan in any manner that requires stockholder approval. In addition, no amendment that is detrimental to a participant in our 2003 plan may be made to an outstanding option without the consent of the affected participant.

2006 Employee Stock Purchase Plan
Background. Our 2006 employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2006 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.
Share Reserve. We have initially reserved 500,000 shares of our common stock for issuance under our 2006 employee stock purchase plan. The number of shares reserved for issuance under our 2006 employee stock purchase plan will increase automatically on the first day of each January, starting with January 1, 2007, by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share; provided however, that for the increase on January 1, 2007, such addition shall equal the product of 1% of our total outstanding shares as of December 31, 2006, multiplied by a fraction, the numerator of which is the number of days between the effective date of this registration statement and December 31, 2006 and the denominator of which is 365 (rounded to the nearest whole share)). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 7,000,000 shares of our common stock may be issued under our 2006 employee stock purchase plan and no other shares may be added to this plan without the approval of our stockholders.
Administration. Our compensation committee administers our 2006 employee stock purchase plan. Our employees generally are eligible to participate in our 2006 employee stock purchase plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2006 employee stock purchase plan, are ineligible to participate in our 2006 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2006 employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2006 employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2006 employee stock purchase plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.
Purchase Rights. When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 19 months and consist of no more than three purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.
Except for the first offering period, each offering period will be for one year (commencing each August 15th and February 15th on and after August 15, 2007) and will consist of two six-month purchase periods (August 15th to February 14th and February 15th to August 14th). The first offering period will begin upon the effective date of this offering and will end on February 14, 2008. The first purchase period in this first offering period will run until August 14, 2007 and the second offering period will run from August 15, 2007 to February 14, 2008.
No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2006 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.
Change in Control. In the event of a change in control transaction, our 2006 employee stock purchase plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.
Additional Employee Benefit Plans

2006 Bonus Plan
In January 2006, our board of directors adopted our 2006 bonus plan. Full-time employees are automatically eligible to participate in our 2006 bonus plan, while our part-time employees are eligible to participate on a case-by-case basis. Bonuses are to be paid in the form of cash and are based on the achievement of certain company milestones relating to clinical testing and commercialization of the Alair System. Under our 2006 bonus plan, our chief executive officer is eligible to receive a bonus of up to 30% of his annualized base salary, and other executive officers are eligible to receive bonuses of up to 22.5% of their annualized base salaries.

401(k) Plan
We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute up to 25% of their respective compensation subject to limitations established by the Internal Revenue Code. We presently do not match participant contributions. Participants are immediately vested in their contributions plus actual earnings thereon.
Employment Contracts and Change of Control Arrangements
We entered into offer letter agreements with Mr. French and Ms. Brown, each dated as of February 10, 2004. Pursuant to these letters, each of Mr. French and Ms. Brown is an “at will” employee and may terminate employment with us at any time. Similarly, we can terminate Mr. French’s or Ms. Brown’s employment at any time, with or without cause. In the event that we terminate employment for any reason other than for cause, Mr. French or Ms. Brown, as applicable, is entitled to receive severance equal to his or her base salary for the lesser of three months or until such individual secures another financially equivalent position. If during the three-month period an opportunity is secured that pays less than the base salary described in the former employee’s respective offer letter, we will reimburse such individual for the difference through the end of the three-month period.
We have entered into letter agreements with each of our executive officers providing for acceleration of vesting of stock options held by an officer in the event such officer is terminated without cause or resigns for certain specified reasons within 12 month following an acquisition of our company by merger, sale of substantially all of our assets or similar transaction, or a dissolution or liquidation of the company. This vesting acceleration is also triggered in the event the acquiring entity elects not to assume the stock options held by such persons or issue equivalent options in substitution. In such an event, vesting will accelerate so that the total percentage of vested shares subject to the options held by each such affected person will be equal to the sum of (i) 50% of all shares subject to options held by such person, plus (ii) 50% of all shares subject to options held by such person multiplied by a fraction equal to the number of months of employment (including employment with Broncus) divided by 48 months.
Upon the completion of this offering, we will enter into an executive change of control agreement with each of our executive officers. Under these agreements, in the event of a change of control, and, in connection with, or 12 months following, the change of control, we terminate the employment of any such officer without cause, or constructively terminate them, such terminated individual will receive a single severance payment in cash equal to the sum of 50% of the individual’s annual base salary (100% in the case of Mr. French), and will receive continuation of all life, medical, dental, vision and disability insurance benefits for six months following termination (12 months in the case of Mr. French). In each case, our obligation to make any severance payment is expressly conditioned upon such terminated individual’s execution and delivery of a general release and waiver of claims.
Indemnification of Directors and Executive Officers and Limitation of Liability
Our restated certificate of incorporation to be in effect upon the closing of this offering and our bylaws to be in effect upon our reincorporation into Delaware will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf, subject to limited exceptions. Our bylaws provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.
We will enter into an indemnity agreement with each of our directors and officers prior to the completion of this offering. These agreements will require us to indemnify such persons against expenses and liabilities incurred by such person in connection with a proceeding related to such person’s services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe these provisions in our restated certificate of incorporation and indemnity agreements are necessary to attract and retain qualified persons as directors and officers. In addition, we maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS
Other than the transactions described above in Management and the transactions described below, since our inception, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
Formation-Related Agreements
Our company was formed to develop and commercialize an asthma treatment system utilizing technology transferred from Broncus Technologies, Inc. Broncus transferred to us the technology and licensed to us the patents that comprise the core of our asthma treatment system in exchange for shares of our stock, and distributed such stock to its shareholders as a dividend. As a result of this transaction, we began operations as an independent entity effective December 30, 2003. The following is a summary of the material components of this transaction, including agreements defining the relationship between us and Broncus following our inception as a separate entity.
Management and Directors
Mr. French, the former Chief Executive Officer of Broncus, became our President and Chief Executive Officer, and certain officers and employees of Broncus, including Ms. Brown, Mr. Kaplan and Dr. Shargill, became our officers and employees and ceased their employment with Broncus. In addition, certain members of the board of directors of Broncus, including our current directors Messrs. French and Fitzsimmons and Dr. Laufer, also became members of our board of directors. Each of these directors also currently serves on the board of directors of Broncus. Dr. Merz, one of our current directors, is also a director of Broncus. Dr. Laufer was the founder of Broncus, and conceived key innovations that led to the development of our technology.
Capitalization
Capital Stock. As a result of the dividend described above, Broncus shareholders received one share of our preferred stock and/or common stock of the same class and series, and containing the same rights, preferences and privileges, as their shareholdings in Broncus, except for adjustments required to reflect the respective valuations of the two companies.
Options. Broncus employees who joined our company received stock options to purchase a number of shares of our common stock equal to the number of shares of Broncus common stock subject to their respective Broncus stock options, with the same vesting schedules and vesting credit. Broncus employees who remained with Broncus received fully-vested stock options to purchase a number of shares of our common stock equal to the number of shares underlying the respective Broncus stock options that were vested as of the date of our inception as a separate company, and will be entitled to exercise these options so long as they continue to be employed with Broncus. The exercise price of each stock option was adjusted to reflect the respective valuations of the two companies.
Warrants. Broncus warrants were automatically adjusted by their terms so that, upon exercise, holders became entitled to receive (i) the Broncus shares issuable upon the exercise of the warrants and (ii) shares of our common stock that would have been distributed upon our inception in respect of the Broncus shares issued upon the exercise of the warrants. Many of these warrants have since been exercised, such that there is currently only one warrant outstanding to purchase 4,000 shares of our common stock.
Inter-company Agreements. We entered into the following agreements with Broncus in connection with our inception:

•	Corporate Formation Agreement. Pursuant to this agreement, Broncus transferred to us intellectual property (including U.S. and international patents and patent applications) and approximately $2.2 million in cash, and we assumed liabilities related to the asthma treatment technology. We also issued stock to Broncus, granted options to certain Broncus employees and agreed to issue shares of our stock on exercise of Broncus warrants, as described under — Capitalization.

•	Cross-license Agreement. In conjunction with the division of intellectual property assets between us and Broncus pursuant to the Corporate Formation Agreement, and in addition to the license of patent rights pursuant to that agreement, we and Broncus provided each other with a perpetual, royalty-free license to each other’s then-existing intellectual property for use by each of us solely in our respective fields of use. We and Broncus also provided each other with a perpetual, royalty-free license to certain intellectual property developed after our inception during a collaboration period between the companies that ended in June 2005 for use by each us in our respective fields of use. Our field of use is devices and procedures for providing asthma therapy, and the Broncus field of use is devices and procedures for providing emphysema therapy. The licenses are not transferable by either party except in connection with an acquisition of such party. We and Broncus also agreed, in general, not to practice our respective then-existing intellectual property in the other party’s field of use, or to license a third-party to use our respective existing intellectual property, or our respective intellectual property developed during the collaboration period that ended in June 2005, in the other party’s field of use. Accordingly, if we were to determine that it was in our best interests to develop products to treat emphysema, we would be subject to the foregoing restrictions in doing so.

•	Indemnity Agreement. We agreed to indemnify Broncus for certain losses arising prior to and following our inception out of the Alair cross licensing relationship, or the liabilities we assumed pursuant to the Corporate Formation Agreement. Broncus is likewise obligated to indemnify us for certain losses arising out of its business and limited pre-formation losses suffered by us that are not reimbursed by insurance.

•	Agreement Not to Sue. We also agreed to be bound by Broncus’ obligations under an Agreement Not to Sue entered into by Broncus in 1997 to the extent such obligations applied to the intellectual property transferred to us by Broncus. Broncus entered into the Agreement Not to Sue in connection with the assignment to it of several inventions by Dr. Laufer, one of our directors, and Menlo Ventures, one of our significant stockholders, upon the organization of Broncus. The agreement is between Broncus and three other companies then affiliated with Dr. Laufer and Menlo Ventures who also were assigned certain inventions from Dr. Laufer and Menlo Ventures, and prohibits each party from suing another party on the inventions assigned to the first party to the extent that the other party is using the inventions in such party’s specified field, consisting of (i) urinary incontinence and the treatment of kidney stones, (ii) the treatment of heart and pulmonary vessels, and (iii) chronic venous insufficiency, hemorrhoids, endovascular treatments for vasogenic impotence and esophagel varices.

These agreements were negotiated in the context of a related party relationship. Therefore, they were not the result of negotiations between independent parties. While we intended for the terms of these agreements to be at least as favorable to us as agreements that could have been obtained with unaffiliated parties, there can be no assurance we received such terms.
Recapitalization
In March 2004, as a condition of completing the Series BB preferred stock financing described under — Preferred Stock Financings, we effected a recapitalization consisting of (i) the conversion of all outstanding shares of Series A-1, A-2, A-3, B, C and D preferred stock into a new Series AA preferred stock and (ii) a 1-for-5 reverse stock split whereby every five shares of common stock and preferred stock were converted into one share of common stock and preferred stock, respectively. As a result of this recapitalization, we issued an aggregate of 7,532,231 shares of Series AA preferred stock, each share of which will convert into one share of common stock upon the completion of this offering. The following table identifies the number of shares of Series AA preferred stock received by holders of more than 5% of our outstanding stock:

Series AA
Investor	Preferred Stock

Entities affiliated with Menlo Ventures(1)	2,141,883
Boston Scientific Corporation	2,013,887

(1)	Represents 2,052,779 shares held by Menlo Ventures VII, L.P. and 89,104 shares held by Menlo Ventures Entrepreneurs’ Fund VII, L.P.
Preferred Stock Financings
Series BB Preferred Stock Financing
In March 2004, we sold an aggregate of 9,651,305 shares of our Series BB preferred stock at $1.61 per share for an aggregate purchase price of approximately $15.5 million. Each share of our Series BB preferred stock will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series BB preferred stock purchased by current holders of more than 5% of our outstanding stock. None of our executive officers or directors purchased Series BB preferred stock, although certain of our executive officers or directors may currently be considered to beneficially own shares held by entities with which they are affiliated. Please see Principal Stockholders. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Series BB
Investor	Preferred Stock

Entities affiliated with Polaris Venture Partners(1)	3,735,991
Entities affiliated with MedVenture Associates, L.P.(2)	2,490,660
Entities affiliated with Montreux Equity Partners(3)	1,245,330
Entities affiliated with Menlo Ventures(4)	1,245,329
Boston Scientific Corporation	622,665

(1)	Represents 3,671,201 shares held by Polaris Venture Partners IV, L.P. and 64,790 shares held by Polaris Venture Partners Entrepreneurs Fund IV, L.P., both of which are affiliates of Polaris Venture Partners.
(2)	Represents 2,424,657 shares held by MedVenture Associates IV, L.P. and 66,003 shares held by MedVenture Affiliates IV, L.P., both of which are affiliates of MedVenture Associates, L.P.
(3)	Represents 622,665 shares held by Montreux Equity Partners II SBIC, L.P. and 622,665 shares held by Montreux Equity Partners III, SBIC, L.P., both of which are affiliates of Montreux Equity Partners.
(4)	Represents 1,197,433 shares held by Menlo Ventures VII, L.P. and 47,896 shares held by Menlo Ventures Entrepreneurs’ Fund VII, L.P., both of which are affiliates of Menlo Ventures.

Series CC Preferred Stock Financing
In December 2005, we sold an aggregate of 12,597,572 shares of our Series CC preferred stock at approximately $2.14 per share for an aggregate purchase price of approximately $26.9 million. Each share of preferred stock will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series CC preferred stock purchased by current holders of more than 5% of our outstanding stock. None of our executive officers or directors purchased Series CC preferred stock, although certain of our executive officers or directors may currently be considered to beneficially own shares held by entities with which they are affiliated. Please see Principal Stockholders. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Series CC
Investor	Preferred Stock

Entities affiliated with Polaris Venture Partners(1)	3,266,039
Entities affiliated with HBM Partners AG(2)	2,939,434
Entities affiliated with Vanguard Ventures(3)	2,332,885
Entities affiliated with MedVenture Associates, L.P.(4)	1,399,731
Entities affiliated with Montreux Equity Partners(5)	1,367,071
Entities affiliated with Menlo Ventures(6)	233,289

(1)	Represents 3,205,921 shares held by Polaris Venture Partners IV, L.P. and 60,118 shares held by Polaris Venture Partners Entrepreneurs Fund IV, L.P., both of which are affiliates of Polaris Venture Partners.
(2)	Represents 2,196,051 shares held by HBM BioCapital (EUR) L.P. and 743,383 shares held by HBM BioCapital (USD) L.P., both of which are affiliates of HBM Partners AG.
(3)	Represents 2,042,081 shares held by Vanguard VII, L.P., 193,951 shares held by Vanguard VII-A, L.P., 66,525 shares held by Vanguard VII Accredited Affiliates Fund, L.P. and 30,328 shares held by Vanguard VII Qualified Affiliates Fund, L.P., all of which are affiliates of Vanguard Ventures.
(4)	Represents 1,362,638 shares held by MedVenture Associates IV, L.P. and 37,093 shares held by MedVenture Affiliates IV, L.P., both of which are affiliates of MedVenture Associates, L.P.
(5)	Represents 466,577 shares held by Montreux Equity Partners II SBIC, L.P. and 900,494 shares held by Montreux Equity Partners III, SBIC, L.P., both of which are affiliates of Montreux Equity Partners.
(6)	Represents 224,316 shares held by Menlo Ventures VII, L.P. and 8,973 shares held by Menlo Ventures Entrepreneurs’ Fund VII, L.P., both of which are affiliates of Menlo Ventures.
Investor Rights
In connection with our inception and each of the preferred stock financing rounds described above, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, information rights, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors, board observer rights and other similar rights. The Second Amended and Restated Investors’ Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights will terminate upon the completion of this offering other than the registration rights. For a description of the registration rights, please see Description of Capital Stock — Registration Rights.
Loans
In October 2005, we loaned $200,000 to Mr. French, our President and Chief Executive Officer and a member of our board of directors, to apply towards the exercise of stock options to purchase 1,000,000 shares granted to him on March 30, 2004. The loan was subject to 4.19% interest, compounded annually, and was secured by the stock purchased with the loan amount. The loan amount was due on July 1, 2015, or earlier following the termination of Mr. French’s employment with us, the closing of an acquisition that would result in the loan violating Section 402 of the Sarbanes-Oxley Act, or the filing of a registration statement for an initial public offering of our common stock. Mr. French repaid the loan in full in July 2006.
Director and Officer Indemnification
We will enter into an indemnity agreement with each our directors and officers, in addition to the indemnification provided for in our restated certificate of incorporation and bylaws. These agreements will require us to indemnify such persons against expenses and liabilities incurred by such person in connection with a proceeding related to such person’s services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. Please see Executive Compensation — Indemnification of Directors and Executive Officers and Limitation of Liability.

PRINCIPAL STOCKHOLDERS
The following table presents information as to the beneficial ownership of our common stock as of March 31, 2006 by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
The number of shares beneficially owned and percentage of our common stock outstanding before and after the offering is based on 32,220,850 shares of our common stock outstanding on March 31, 2006.

		Percentage of
		Shares Beneficially
	Number of	Owned
	Shares
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering

Directors and Named Executive Officers
Brian E. Chee(1)	7,002,030	21.7%	%
Annette J. Campbell-White(2)	3,890,391	12.1
Dr. Beat R. Merz(3)	2,939,434	9.1
Thomas C. McConnell(4)	2,332,885	7.2
Glendon E. French(5)	2,292,511	6.9
Gary S. Kaplan(6)	571,420	1.8
Dr. Narinder S. Shargill(7)	380,000	1.2
Debera M. Brown(8)	344,842	1.1
Dr. Michael D. Laufer(9)	335,000	1.0
Karen M. Passafaro(10)	305,000	*
W. James Fitzsimmons(11)	115,000	*
Lowell E. Sears(12)	—	*
All directors and executive officers as a group (13 persons)(13)	20,887,953	59.0

		Percentage of
		Shares Beneficially
	Number of	Owned
	Shares
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering

5% Stockholders:
Entities affiliated with Polaris Venture Partners(14)	7,002,030	21.7
Entities affiliated with Menlo Ventures(15)	4,155,089	12.9
Entities affiliated with MedVenture Associates(16)	3,890,391	12.1
Entities affiliated with HBM Partners AG(17)	2,939,434	9.1
Boston Scientific Corporation(18)	2,740,380	8.5
Entities affiliated with Montreux Equity Partners(19)	2,612,401	8.1
Entities affiliated with Vanguard Ventures(20)	2,332,885	7.2

*	Less than 1%

(1)	Consists of shares held by entities affiliated with Polaris Venture Partners (see note 13). Mr. Chee is a general partner of Polaris Venture Partners. As a result, Mr. Chee may be deemed to beneficially own all of the shares held by the entities affiliated with Polaris Venture Partners Funds. Mr. Chee disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Chee is c/o Polaris Venture Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts 02451.
(2)	Consists of shares held by entities affiliated with MedVenture Associates (see note 15). Ms. Campbell-White a managing member of MedVenture Associates. As a result, Ms. Campbell-White may be deemed to beneficially own all of the shares held by the entities affiliated with MedVenture Associates. Ms. Campbell-White disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. The address of Ms. Campbell-White is c/o MedVenture Associates, 5980 Horton Street, Suite 390, Emeryville, California 94608.
(3)	Consists of 2,196,051 shares held by HBM BioCapital (EUR) L.P. and 743,383 shares held by HBM BioCapital (USD) L.P. (collectively with HBM BioCapital (EUR) L.P., the “HBM BioCapital Funds”). The board of directors of HBM BioCapital Ltd., the general partner of the HBM BioCapital Funds, has sole voting and dispositive power with respect to such shares. The board of directors of HBM BioCapital Ltd. consists of John Arnold, Colin Shaw, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to the shares. Dr. Merz, a member of our board of directors, is an employee of HBM Partners AG, the sole beneficial owner of HBM BioCapital Ltd. Dr. Merz disclaims beneficial ownership of the shares held by the HBM BioCapital Funds, except to the extent of his pecuniary interest therein. The address for Dr. Merz is c/o HBM Partners AG, Lowenstrasse 29, CH-8001 Zurich, Switzerland.
(4)	Consists of shares held by entities affiliated with Vanguard Ventures (see note 19). Mr. McConnell, a Vanguard Ventures representative on our board of directors, is also a managing member at Vanguard Ventures. As a result, Mr. McConnell may be deemed to beneficially own all of the shares held by the Vanguard VII Funds. Mr. McConnell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. McConnell is 525 University Avenue, Suite 1200, Palo Alto, California 94301.
(5)	Consists of 1,070,000 shares held jointly by Glendon E. French and Gayle W. French (of which 520,834 remain subject to our lapsing right of repurchase) and 1,222,511 shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 925,816 shares are unvested and will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested).
(6)	Consists of 280,000 shares held by Gary S. Kaplan and Susan K. Kaplan, Co-Trustees of the Kaplan Family Trust dated April 12, 2005 (of which 152,001 shares remain subject to our lapsing right of repurchase) and 291,420 shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 231,022 shares are unvested and will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested). Mr. Kaplan disclaims beneficial ownership of the shares held in the Kaplan Family Trust except to the extent that he is the beneficiary of such trust.
(7)	Consists of 100,000 shares held by Theresa M. or Dr. Narinder S. Shargill, Trustees of the Shargill 2001 Trust UA December 29, 2001 (of which 95,834 shares remain subject to our lapsing right of repurchase) and 280,000 shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 143,750 shares are unvested and will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested). Dr. Shargill disclaims beneficial ownership of the shares held in the Shargill 2001 Trust except to the extent that he is the beneficiary of such trust.
(8)	Consists of 10,000 shares held jointly by Debera M. Brown and Greg M. Bell, 45,000 shares held by Debera M. Brown and Greg M. Bell, Trustees U/ A/ D May 28, 1997 Greg M. Bell and Debera M. Brown, 2,500 shares held by Ms. Brown and 286,782 shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 116,672 shares are unvested and will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested). Ms. Brown disclaims beneficial ownership of the shares held in the U/ A/ D May 28, 1997 except to the extent that she is the beneficiary of such trust.

(9)	Consists of shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 166,564 shares are unvested and will remain subject to lapsing our right of repurchase if such options are exercised prior to such shares becoming vested).

(10)	Consists of shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 241,043 shares are unvested and will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested).
(11)	Consists of shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 44,063 shares are unvested and will remain subject to lapsing our right of repurchase if such options are exercised prior to such shares becoming vested).
(12)	Mr. Sears was elected to our board of directors in July 2006. Upon such election, Mr. Sears received a stock option to purchase 125,000 shares of our common stock.
(13)	Includes shares held by entities affiliated with directors as described in notes 1, 2, 3 and 4. Also includes 768,669 shares which were issued pursuant to immediately exercisable stock options that remain subject to our lapsing right of repurchase, and 3,215,713 shares subject to options that are exercisable within 60 days of March 31, 2006 (of which 2,204,867 shares are unvested but will remain subject to our lapsing right of repurchase if such options are exercised prior to such shares becoming vested).
(14)	Consists of 124,908 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. and 6,877,122 shares held by Polaris Venture Partners IV, L.P., both of which are affiliates of Polaris Venture Partners. The address of Polaris Venture Partners is 1000 Winter Street, Suite 3350, Waltham, Massachusetts 02451.
(15)	Consists of 168,938 shares held by Menlo Entrepreneurs Fund VII, L.P. and 3,986,151 shares held by Menlo Ventures VII, L.P., both of which are affiliates of Menlo Ventures. The address for Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.
(16)	Consists of 3,787,295 shares held by MedVenture Associates IV, L.P. and 103,096 shares held by MedVenture Affiliates IV, L.P., both of which are affiliates of MedVenture Associates. The address of MedVenture Associates is 5980 Horton Street, Suite 390, Emeryville, California 94608.
(17)	Consists of 2,196,051 shares held by HBM BioCapital (EUR) L.P. and 743,383 shares held by HBM BioCapital (USD) L.P. (see Note 3). The address for these entities is c/o HBM BioCapital Ltd., Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands.
(18)	Consists of shares held by Boston Scientific Corporation. The address of Boston Scientific Corporation is 1 Boston Scientific Place, Natick, Massachusetts 01760.
(19)	Consists of 1,089,242 shares held by Montreux Equity Partners II SBIC, L.P. and 1,523,159 shares held by Montreux Equity Partners III SBIC, L.P., both of which are affiliates of Montreux Equity Partners. The address of Montreux Equity Partners is 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, California 94025.
(20)	Consists of 2,042,081 shares held by Vanguard VII, L.P., 193,951 shares held by Vanguard VII-A, L.P., 66,525 shares held by Vanguard VII Accredited Affiliates Fund, L.P. and 30,328 shares held by Vanguard VII Qualified Affiliates Fund, L.P., each of which is affiliated with Vanguard Ventures. The address of Vanguard Ventures is 525 University Avenue, Suite 1200, Palo Alto, California 94301.

DESCRIPTION OF CAPITAL STOCK
Immediately following the completion of this offering, our authorized capital stock will consist of:

•	120,000,000 shares of common stock, $0.00001 par value per share; and

•	10,000,000 shares of preferred stock, $0.00001 par value per share.
As of March 31, 2006, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon completion of this offering, there were outstanding:

•	32,220,850 shares of our common stock held by approximately 75 stockholders;

•	4,496,996 shares issuable upon exercise of outstanding stock options; and

•	4,000 shares issuable upon exercise of an outstanding warrant.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.
Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors.
No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Upon the completion of this offering, each outstanding share of preferred stock will be converted into common stock.
Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.
Warrant
As of March 31, 2006, we had one warrant outstanding to purchase an aggregate of 4,000 shares of our common stock with an aggregate exercise price of $1,800. Pursuant to the terms of the Corporate Formation Agreement that we entered into with Broncus, Broncus will receive the exercise price of the warrant upon exercise. This warrant expires upon the earlier of (i) March 19, 2008 (ii) the closing of a merger, consolidation or other reorganization in which the shareholders of Broncus own less than a majority of the voting power of the surviving entity or (iii) the closing of Broncus’ initial public offering.
Registration Rights
Following this offering, the holders of 29,781,108 shares of our common stock issued upon conversion of our preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.
Demand Registration Rights. At any time beginning six months after the completion of this offering, the holders of at least a majority of the shares having registration rights can request that we register all or a portion of their shares, as long as the aggregate offering price of the shares to the public is $15.0 million or more, net of any underwriters’ discounts or commissions. We will only be required to file three registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.
Piggyback Registration Rights. If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 20% of the total shares covered by the registration statement.
Form S-3 Registration Rights. If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. The shareholders may only require us to file one registration statements on Form S-3 per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a nine-month period if we determine that the filing would be seriously detrimental to us and our stockholders.
Registration Expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.
Expiration of Registration Rights. The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90 day period.

Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension of up to 34 additional days beyond the end of such 180 day period, following the date of this prospectus. These agreements are described below in Underwriting.
Anti-takeover Provisions
Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.
Delaware Law
After we reincorporate in Delaware, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Charter and Bylaw Provisions
After we reincorporate in Delaware, we expect that our restated certificate of incorporation or bylaws will provide that:

•	following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors; and

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.
NASDAQ Global Market Listing
We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “AZMA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon the completion of this offering, based on the number of shares outstanding as of March 31, 2006, and after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over allotment option and no exercise of outstanding options or the outstanding warrant. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.
Sales of Restricted Securities
The remaining 32,220,850 shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•	31,858,514 shares will be eligible for sale upon the expiration of lock-up agreements, as described below in Underwriting, beginning 180 days (subject to a possible extension of up to 34 additional days) after the date of this prospectus; and

•	362,336 shares will be eligible for sale at various dates thereafter upon the lapse of our right of repurchase with respect to unvested shares.
Lock-up Agreements
All of our directors and officers and the holders of substantially all of our outstanding shares and stock options have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Piper Jaffray & Co. and Bear, Stearns & Co. Inc. for a period of 180 days, subject to specified exceptions and possible extension under certain circumstances. Please see below in Underwriting.
Rule 144
In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in

Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with specified restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to 180 day lock-up agreements and will only become eligible for sale at the expiration of such agreements.
Registration Rights
The holders of approximately 29,781,108 shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see Description of Capital Stock — Registration Rights. After these shares are registered, they will be freely tradable without restriction under the Securities Act.
Stock Options
As of March 31, 2006, options to purchase a total of 4,496,996 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Bear, Stearns & Co. Inc. are acting as joint book-running managers for this offering and, together with First Albany Capital Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters	Shares

Piper Jaffray & Co.
Bear, Stearns & Co. Inc.
First Albany Capital Inc.
Jefferies & Company, Inc.

Total

The underwriters have advised us that they propose to offer the shares to the public at $          per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $          per share. The underwriters may allow and the dealers may reallow a concession of not more than $          per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.
We have granted to the underwriters an option to purchase up to an additional                      shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.
We estimate that the total fees and expenses payable by us, excluding underwriting discounts, will be approximately $          . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.
All of our directors and executive officers and the holders of substantially all of our outstanding shares and stock options are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least

180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Bear, Stearns & Co. Inc. The lock-up provisions do not prevent securityholders from transferring their shares or other securities as gifts, or by will or intestate succession to members of their immediate family or to a trust for the benefit of members of their immediate family, provided in each case, that the transferee of such securities agrees to be locked-up to the same extent as the securityholder from whom they received the shares.
In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Bear, Stearns & Co. Inc., subject to certain specified exceptions.
The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. and Bear, Stearns & Co. Inc. waives the extension in writing.
We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “AZMA.”
Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.
In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.
From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

LEGAL MATTERS
Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for Asthmatx. Fenwick & West LLP and partners of the firm beneficially own an aggregate of 72,993 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.
EXPERTS
Our financial statements as of December 31, 2004 and 2005 and for each of the three periods in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Commission upon the payment of fees prescribed by it. You may call the Commission at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.
As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference facilities and the website of the SEC referred to above.

ASTHMATX, INC.
(a development stage enterprise)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of Asthmatx, Inc.
(a development stage enterprise)
In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Asthmatx, Inc. (a development stage enterprise) at December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three periods in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Jose, California
July 21, 2006

ASTHMATX, INC.
(a development stage enterprise)
BALANCE SHEETS

				Pro Forma
				Shareholders’
	December 31,			Equity
			March 31,	at March 31,
	2004	2005	2006	2006

			(unaudited)	(unaudited)
				(see Note 2)
ASSETS
Current assets
Cash and cash equivalents	$12,542,507	$26,755,123	$3,820,040
Available-for-sale securities	—	4,482,050	24,392,068
Prepaid expenses and other current assets	233,306	425,178	655,880

Total current assets	12,775,813	31,662,351	28,867,988
Property and equipment, net	76,523	52,886	49,512
Other assets	1,779	17,358	17,358

Total assets	$12,854,115	$31,732,595	$28,934,858

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$291,298	$470,163	$77,101
Accrued liabilities	900,251	636,051	1,301,769
Current portion of refundable shares exercise price liability	—	39,385	66,300

Total current liabilities	1,191,549	1,145,599	1,445,170
Refundable shares exercise price liability, non current	—	118,157	78,767

Total liabilities	1,191,549	1,263,756	1,523,937

Commitments and contingencies (Note 4)
Convertible preferred stock: no par value; 17,370,607 shares authorized at December 31, 2004, 30,183,536 shares authorized at December 31, 2005 and March 31, 2006 (unaudited) respectively; 17,183,536 shares issued and outstanding at December 31, 2004 and 29,781,108 shares issued and outstanding at December 31, 2005 and at March 31, 2006 (unaudited); no shares outstanding pro forma respectively (Aggregate liquidation preference at December 31, 2005 and March 31, 2006 (unaudited): $58,211,843)	17,438,108	65,424,162	65,424,162	—

The accompanying notes are an integral part of these financial statements.

ASTHMATX, INC.
(a development stage enterprise)
BALANCE SHEETS

				Pro Forma
				Shareholders’
	December 31,			Equity
			March 31,	at March 31,
	2004	2005	2006	2006

			(unaudited)	(unaudited)
				(see Note 2)
Shareholders’ equity (deficit)
Common stock: no par value; 24,000,000 shares authorized at December 31, 2004, 45,000,000 shares authorized at December 31, 2005 and March 31, 2006 (unaudited) respectively; 784,553, 1,593,319, and 1,714,407 shares issued and outstanding at December 31, 2004 and 2005, and at March 31, 2006 (unaudited) respectively; 31,495,515 shares issued and outstanding at March 31, 2006 pro forma (unaudited)	188,106	5,243,756	5,737,332	71,161,494
Deferred stock-based compensation	—	(2,079,117)	(1,901,526)	(1,901,526)
Notes receivable from shareholders		(100,933)	(116,633)	(116,633)
Deficit accumulated during the development stage	(5,963,648)	(38,018,333)	(41,785,557)	(41,785,557)
Accumulated other comprehensive (loss) income	—	(696)	53,143	53,143

Total shareholders’ equity (deficit)	(5,775,542)	(34,955,323)	(38,013,241)	$27,410,921

Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$12,854,115	$31,732,595	$28,934,858

The accompanying notes are an integral part of these financial statements.

ASTHMATX, INC.
(a development stage enterprise)
STATEMENTS OF OPERATIONS

						Cumulative
	Period from					Period from
	December 30,					December 30,
	2003 (Date of			Three Months Ended		2003 (Date of
	Inception) to	Year Ended December 31,		March 31,		Inception) to
	December 31,					March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
Grant revenue	$—	$522,558	$355,181	$61,406	$67,303	$945,042

Operating expenses
Research and development	199,802	4,978,925	7,192,720	1,367,070	3,033,235	15,404,682
Sales, general and administrative	110,397	1,381,694	4,392,154	350,928	1,046,549	6,930,794

Total operating expenses	310,199	6,360,619	11,584,874	1,717,998	4,079,784	22,335,476

Loss from operations	(310,199)	(5,838,061)	(11,229,693)	(1,656,592)	(4,012,481)	(21,390,434)
Interest and other income	35,871	149,566	280,642	62,146	247,617	713,696

Loss before income taxes	(274,328)	(5,688,495)	(10,949,051)	(1,594,446)	(3,764,864)	(20,676,738)
Income taxes	—	(825)	(1,296)	(800)	(2,359)	(4,480)

Net loss	(274,328)	(5,689,320)	(10,950,347)	(1,595,246)	(3,767,223)	(20,681,218)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	(21,104,339)	—	—	(21,104,339)

Net loss attributable to common shareholders	$(274,328)	$(5,689,320)	$(32,054,686)	$(1,595,246)	$(3,767,223)	$(41,785,557)

Net loss per share — basic and diluted attributable to common shareholders	$(0.35)	$(7.27)	$(30.11)	$(1.84)	$(2.31)

Weighted average shares outstanding — basic and diluted	776,708	782,245	1,064,544	865,149	1,630,372

Proforma net loss per share attributable to common shareholders — basic and diluted (unaudited)			($1.71)		$(0.12)

Proforma weighted average shares outstanding attributable to common shareholders — basic and diluted (unaudited)			18,702,078		31,411,480

The accompanying notes are an integral part of these financial statements.

ASTHMATX, INC.
(a development stage enterprise)
STATEMENT SHAREHOLDERS’ DEFICIT

						Deficit	Accumulated
						Accumulated	Other
	Convertible Preferred Stock		Common Stock		Deferred	During The	Comprehensive	Total
					Stock-Based	Development	Income	Shareholders’
	Shares	Amount	Shares	Amount	Compensation	Stage	(Loss)	Deficit

Balance at inception (December 30, 2003)	—	$—	—	$—	$—	$—	$—	$—
Issuance of Series A Convertible Preferred Stock in December 2003	5,747,500	102,633	—	—		—	—	—
Issuance of Series B Convertible Preferred Stock in December 2003	4,280,000	278,686	—	—		—	—	—
Issuance of Series C Convertible Preferred Stock in December 2003	9,619,528	668,119	—	—		—	—	—
Issuance of Series D Convertible Preferred Stock in December 2003	9,271,159	1,106,743	—	—		—	—	—
Issuance of common stock in December 2003, $0.05 per share	—	—	776,708	38,835	—	—	—	38,835
Issuance of common stock warrants in connection with intellectual property transfer	—	(77,659)	—	77,659	—	—	—	77,659
Non-employee stock- based compensation expense	—	—	—	44,832	—	—	—	44,832
Net loss	—	—	—	—		(274,328)	—	(274,328)

Balances at December 31, 2003	28,918,187	2,078,522	776,708	161,326	—	(274,328)	—	(113,002)
Conversion of Series A, B, C and D Convertible Preferred Stock to Series AA Convertible Preferred Stock in March 2004	(21,385,956)	—	—	—	—	—	—	—
Issuance of Series BB Convertible Preferred Stock in March 2004 for cash, $1.61 per share, net of issuance costs of $140,414	9,651,305	15,359,586	—	—	—	—	—	—
Issuance of common stock upon the exercise of options $0.48 per share	—	—	7,845	3,883	—	—	—	3,883
Non-employee stock- based compensation expense	—	—	—	22,897	—	—	—	22,897
Net loss	—	—	—	—	—	(5,689,320)	—	(5,689,320)

Balances at December 31, 2004	17,183,536	$17,438,108	784,553	$188,106	$—	$(5,963,648)	$—	$(5,775,542)
The accompanying notes are an integral part of these financial statements.

ASTHMATX, INC.
(a development stage enterprise)
STATEMENTS OF SHAREHOLDERS’ DEFICIT — (Continued)

							Deficit
	Convertible Preferred						Accumulated	Accumulated
	Stock		Common Stock		Deferred		During the	Other	Total
					Stock-Based	Notes	Development	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Compensation	Receivable	Stage	Income (loss)	Deficit

Balances at December 31, 2004	17,183,536	$17,438,108	784,553	$188,106	$—	$—	$(5,963,648)	$—	$(5,775,542)
Change in unrealized loss on available-for- sale securities	—	—	—	—	—	—	—	(696)	(696)
Net loss	—	—	—	—	—	—	(10,950,347)	—	(10,950,347)

Comprehensive loss	—	—	—	—	—	—	—	—	10,951,043
Issuance of Series CC Convertible Preferred Stock in December 2005 for cash, $2.14 per share, net of issuance costs of $118,271	12,597,572	26,881,715	—	—	—	—	—	—	—
Issuance of common stock upon the exercise of options $0.48 per share	—	—	15,683	7,528	—	—	—	—	7,528
Issuance of common stock upon the exercise of warrants	—	—	133,911	—	—	—	—	—	—
Issuance of common stock upon the exercise of options $0.20 per share	—	—	154,188	30,838	—	—	—	—	30,838
Issuance of common stock upon the exercise of options $0.18 per share	—	—	1,000	180	—	—	—	—	180
Vesting of shares exercised and related notes receivable	—	—	504,665	100,933	—	(100,933)	—	—	—
Non-employee stock- based compensation expense	—	—	—	13,087	—	—	—	—	13,087
Repurchase of common stock	—	—	(681)	(1,501)	—	—	—	—	(1,501)
Deferred stock-based compensation	—	—	—	4,904,585	(4,904,585)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	2,825,468	—	—	—	2,825,468
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	21,104,339	—	—	—	—	(21,104,339)	—	(21,104,339)

Balances at December 31, 2005	29,781,108	65,424,162	1,593,319	5,243,756	(2,079,117)	(100,933)	(38,018,334)	(696)	(34,955,324)
Change in unrealized loss on available-for- sale securities (unaudited)	—	—	—	—	—	—	—	53,839	53,839
Net loss (unaudited)	—	—	—	—	—	—	(3,767,223)	—	(3,767,223)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(3,713,384)
Issuance of common stock upon the exercise of options $0.48 per share (unaudited)	—	—	40,713	19,542	—	—	—	—	19,542
Vesting of shares exercised in prior period and related notes receivable (unaudited)	—	—	78,500	15,700	—	(15,700)	—	—	—
Vesting of shares exercised in prior period (unaudited)	—	—	1,875	375	—	—	—	—	375
Non-employee stock- based compensation expense (unaudited)		—	—	2,067	—	—	—	—	2,067
Employee share-based compensation expense recognized under SFAS No. 123R, net of cancellations (unaudited)		—	—	455,892	—	—	—	—	455,892
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	177,591	—	—	—	177,591

Balances at March 31, 2006 (unaudited)	29,781,108	$65,424,162	1,714,407	$5,737,332	$(1,901,526)	$(116,633)	$(41,785,557)	$53,143	$(38,013,241)

The accompanying notes are an integral part of these financial statements.

ASTHMATX, INC.
(a development stage enterprise)
STATEMENTS OF CASH FLOWS

	Period from					Cumulative
	December 30,					Period from
	2003					December 30,
	(Date of					2003 (Date of
	Inception) to	Year Ended December 31,		Three Months Ended March 31,		Inception) to
	December 31,					March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(274,328)	$(5,689,320)	$(10,950,347)	$(1,595,246)	$(3,767,223)	$(20,681,218)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	—	42,786	49,014	11,737	8,210	100,010
Amortization of deferred stock-based compensation	—	—	2,825,468	290	177,591	3,003,059
Employee share-based compensation recognized under SFAS 123R, net of cancellations	—	—	—	—	455,892	455,892
Non-employee stock-based compensation	44,832	22,897	13,087	—	2,067	82,883
Changes in assets and liabilities
Prepaid expenses and other current assets	(2,113,348)	1,880,042	(41,605)	53,413	(230,700)	(505,611)
Other assets	(11,760)	9,981	(15,579)	—	—	(17,358)
Accounts payable	—	291,298	178,865	(126,367)	(393,062)	77,101
Accrued liabilities	306,053	594,198	(264,199)	(542,858)	650,016	1,286,068

Net cash used in operating activities	(2,048,551)	(2,848,118)	(8,205,296)	(2,199,031)	(3,097,209)	(16,199,174)

Cash flows from investing activities
Purchase of property and equipment	(96,475)	(22,834)	(25,376)	(7,112)	(4,837)	(149,522)
Purchase of available-for-sale securities	—	—	(4,482,746)	—	(19,856,179)	(24,338,925)

Net cash used in investing activities	(96,475)	(22,834)	(4,508,122)	(7,112)	(19,861,016)	(24,488,447)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	2,156,181	15,359,586	26,881,715	—	—	44,397,482
Proceeds from issuance of common stock	38,835	—	—	—	—	38,835
Proceeds from exercise of options	—	3,883	45,820	—	23,142	72,845
Repurchase of common stock	—	—	(1,501)	—	—	(1,501)

Net cash provided by financing activities	2,195,016	15,363,469	26,926,034	—	23,142	44,507,661

Net increase (decrease) in cash and cash equivalents	49,990	12,492,517	14,212,616	(2,206,143)	(22,935,083)	3,820,040
Cash and cash equivalents at beginning of period	—	49,990	12,542,507	12,542,507	26,755,123	—

ASTHMATX, INC.
(a development stage enterprise)
STATEMENTS OF CASH FLOWS — (Continued)

	Period from					Cumulative
	December 30,					Period from
	2003					December 30,
	(Date of					2003 (Date of
	Inception) to	Year Ended December 31,		Three Months Ended March 31,		Inception) to
	December 31,					March 31,
	2003	2004	2005	2005	2006	2006

				(unaudited)		(unaudited)
Cash and cash equivalents at end of period	$49,990	$12,542,507	$26,755,123	$10,336,364	$3,820,040	$3,820,040

Supplementary cash flow information
Cash paid for income taxes	$—	$825	$1,296	$800	$2,359	$4,480
Supplementary disclosure of non-cash items
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	21,104,339	—	—	21,104,339
Issuance of common stock for notes receivable from officers	—	—	251,200	—	—	251,200
Issuance of common stock warrants in connection with intellectual property transfer	$77,659	$—	$—	$—	$—	$77,659

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS

1.	The Company
Asthmatx, Inc. (the “Company”) was incorporated in the state of California on December 30, 2003 to develop an interventional medical device, called the Alair System, for the bronchoscopic treatment of patients with moderate to severe asthma. Since inception, the Company has devoted substantially all of its efforts to developing its initial product technology and raising capital. Multiple clinical studies are underway to evaluate the safety and efficacy of this device in potentially improving the lives of patients with asthma.
The financial statements of the Company have been prepared in conformity with Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by a Development Stage Enterprise. As a development stage company, with no commercial operating history, the Company is subject to all of the risks and expenses associated with a start-up company. The Company must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel and support the expense of developing and marketing new products based on innovative technology. To date, the Company has not recognized operating revenue from its primary product. Revenue recognized to date is from a Research Grant (Note 9). There can be no assurance that the Company will be able to achieve revenues in excess of expenses or maintain adequate financing to fulfill its development activities.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Unaudited Interim Financial Information
The accompanying balance sheet as of March 31, 2006, the statements of operations and of cash flows for the three months ended March 31, 2005 and 2006 and for the period from December 31, 2003 (date of inception) to March 31, 2006 and the statement of shareholders’ deficit for the three months ended March 31, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2005 and 2006 and the period from inception to March 31, 2006. The financial data and other information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Unaudited Pro Forma Shareholders’ Equity
If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 29,781,108 shares of common stock, based on the shares of convertible preferred stock outstanding at March 31, 2006. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the balance sheet.
Risks and Uncertainties
The Company is subject to all of the risks inherent in an early stage company developing a new medical device. These risks include, but are not limited to, limited management resources, intense competition, dependence upon consumer acceptance of the product in development and the changing nature of the medical device industry. The Company’s operating results may be materially affected by the foregoing factors.
The Alair System requires approval from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. There can be no assurance that the Alair System will receive any of these required approvals. If the Company was denied such approvals or such approvals were delayed, it would have a materially adverse impact on the Company.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and available-for-sale securities. All the Company’s cash and cash equivalents are held by one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits. The available-for-sale securities are held primarily in government agencies.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consists of cash in bank, checking, and money market accounts.
Available-for-Sale Securities
The Company has classified its short-term investments as “available-for-sale” and carries them at fair value with unrealized gains and losses, if any, reported as a separate component of shareholders’ equity (deficit) and included in comprehensive income (loss). Realized gains and losses are calculated on the specific identification method and recorded as interest income. The investments have original maturities greater than 90 days.
Fair Value of Financial Investments
Financial instruments, including cash and cash equivalents, available-for-sale securities, prepaid expenses, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.
Impairment of Long-lived Assets
The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets as of December 31, 2005.
Reverse Stock Split
In March 2004, the Board of Directors approved a 5-for-1 share reverse stock split of common stock, and consequently reduced the number issued and outstanding shares from 3,883,541 to 776,708. All shares and per share amounts in these financial statements have been retroactively adjusted to give effect to the reverse stock split. According to the articles of incorporation, the Company is not allowed to issue fractional shares, therefore upon the reverse stock split all shares have been rounded down to the closest whole number.
Revenue Recognition
Research and development grant agreements provide for periodic payments in support of the Company’s research activities. Grant revenue is received and recognized as earned based on actual costs incurred or as milestones are achieved. All grant revenue to date was earned from one university (Note 9).
Research and Development Costs
Research and development costs, including costs incurred under grant and collaborative arrangements, are expensed as incurred and consist primarily of compensation, clinical trials, and other direct expenses.
Income Taxes
The Company uses the liability method to account for income taxes as required by SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rules and laws that will be in effect when differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB No. 25 is recognized using the straight-line method for fixed awards, and the multiple option method for variable awards as prescribed by the Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”), over the option vesting period.
The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), and FIN 28.
Under the disclosure requirements of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS No. 148”), the following

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
table presents the effect on net loss if the Company had applied the fair value recognition provision of SFAS No. 123:

					Cumulative
	Period From				Period From
	December 30,				December 30,
	2003 (Date of			Three Months	2003 (Date of
	Inception) to	Year Ended December 31,		Ended	Inception) to
	December 31,			March 31,	December 31,
	2003	2004	2005	2005	2005

				(unaudited)
Net loss attributable to common shareholders — as reported	$(274,328)	$(5,689,320)	$(32,054,686)	$(1,595,246)	$(38,018,334)
Add: Total stock based employee compensation expense included in net loss	—	—	2,825,468	290	2,825,468
Deduct: Total stock-based employee compensation determined under fair value based method	(16,666)	(23,459)	(332,973)	(2,349)	(373,098)

Net loss attributable to common shareholders — pro forma	$(290,994)	$(5,712,779)	$(29,562,191)	$(1,597,305)	$(35,565,964)

Net loss per common share — basic and diluted as reported	$(0.35)	$(7.27)	$(30.11)	$(1.84)

Net loss per common share — basic and diluted pro forma	$(0.37)	$(7.30)	$(27.77)	$(1.85)

Weighted average number of shares used in per share calculation — basic and diluted	776,708	782,245	1,064,544	865,149

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
For disclosure purposes under SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model using the minimum value method with the following weighted-average assumptions:

					Cumulative
	Period From				Period From
	December 30,				December 30,
	2003 (Date of			Three Months	2003 (Date of
	Inception) to	December 31,		Ended	Inception) to
	December 31,			March 31,	December 31,
	2003	2004	2005	2005	2005

				(unaudited)
Risk free interest rate	2.81%	2.52%-3.49%	3.50%-4.49%	3.50%-3.57%	2.52%-4.49%
Expected life of options (years)	6.25	6.25	6.25	6.25	6.25
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%
The weighted average fair value of options granted during the period ended December 31, 2003, the year ended December 31, 2004, the year ended December 31, 2005, the period ended March 31, 2005, and for the cumulative period from December 30, 2003 (date of inception) to December 31, 2005 were $0.09, $0.05, $1.88, $0.05 (unaudited), and $0.38, respectively.

Adoption of SFAS No. 123R (Unaudited)
Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.
Comprehensive Income (Loss)
The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, the difference between net loss and comprehensive loss is due to unrealized gains (losses) on available for sale securities.
Net Loss Per Common Share
Basic net loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common shares, including options, warrants

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
and convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net loss per share follows:

	Period from
	December 30,
	2003 (Date of
	Inception) to	Year Ended December 31,		Three Months Ended March 31,
	December 31,
	2003	2004	2005	2005	2006

				(unaudited)
Numerator:
Net loss attributable to common shareholders	$(274,328)	$(5,689,320)	$(32,054,686)	$(1,595,246)	$(3,767,223)

Denominator for net loss per common share — basic and diluted:
Weighted average common shares outstanding	776,708	782,245	1,248,588	865,149	2,394,931
Weighted average unvested common shares subject to repurchase	—	—	(184,044)	—	(764,559)

Denominator for net loss per common share — basic and diluted	776,708	782,245	1,064,544	865,149	1,630,372

Net loss per share — basic and diluted	$(0.35)	$(7.27)	$(30.11)	$(1.84)	$(2.31)

Antidilutive Securities
Securities listed below have not been included in the computations of diluted net loss per share for the periods ended December 31, 2003, 2004 ,2005, March 31, 2005 and 2006 because the inclusion of these securities would be anti-dilutive:

	Period from
	December 30,
	2003 (Date of
	Inception) to	Year Ended December 31,		Three Months Ended March 31,
	December 31,
	2003	2004	2005	2005	2006

				(unaudited)
Shares under warrants for common stock	161,789	161,789	4,000	4,000	4,000
Shares under options for common stock	668,288	3,303,621	2,333,209	3,508,683	4,496,996
Common stock subject to repurchase	—	—	787,710	—	725,335
Convertible preferred stock	7,532,231	17,183,536	29,781,108	17,183,536	29,781,108

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Recent Accounting Pronouncements
In November 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on the financial statements.
In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. SFAS No. 154’s retrospective application requirement replaces APB No 20’s (“Accounting Changes”) requirement to recognize most voluntary changes in accounting principle by including in net income (loss) of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The requirements of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005 and will only impact the financial statements in periods in which a change in accounting principle is made.
In March 2005, the FASB issued Interpretation No. 47, Accounting of Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of the first reporting period ending after December 15, 2005. The adoption of FIN 47 did not have an impact on the Company’s financial statements.
In December 2004, the FASB issued SFAS No. 153 (“SFAS No. 153”), Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board Opinion No. 29 (“APB No. 29” or the “Opinion”). The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that gains or losses on exchanges of nonmonetary assets may be recognized based on the differences in the fair values of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle which allowed the asset received to be recognized at the book value of the asset surrendered. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for “exchanges of nonmonetary assets that do not have commercial substance.” A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 should be applied prospectively, and are

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
effective for the Company for nonmonetary asset exchanges occurring from the third quarter of 2005. The adoption of this statement did not have an impact on the Company’s financial statements.
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of its 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

3.	Balance Sheet Components
Available-for-sale securities
The following is a summary of available-for-sale securities as of December 31, 2005:

		Gross	Gross
		Unrealized	Unrealized	Estimated Fair
	Amortized Cost	Gain	Loss	Value

Money market funds	$22,451,961	—	—	$22,451,961
Government agencies	4,482,746	—	(696)	4,482,050

	26,934,707	—	(696)	26,934,011
Less: amounts classified as cash equivalents	(22,451,961)	—	—	(22,451,961)

Available-for-sale securities, all maturing within one year	$4,482,746	$—	$(696)	$4,482,050

The following is a summary of available-for-sale securities as of March 31, 2006 (unaudited):

		Gross	Gross
		Unrealized	Unrealized	Estimated Fair
	Amortized Cost	Gain	Loss	Value

Money market funds	$2,638,951	—	—	$2,638,951
Government agencies	24,137,498	53,544	(84)	24,190,958
Corporate bonds	201,427	—	(317)	201,110

	26,977,876	53,544	(401)	27,031,019
Less: Amounts classified as cash equivalents	(2,638,951)	—	—	(2,638,951)

Available-for-sale securities, all maturing within one year	$24,338,925	$53,544	$(401)	$24,392,068

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Property and Equipment, Net

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Laboratory equipment	$54,886	$65,063	$65,063
Computer equipment and software	41,892	51,604	51,604
Furniture and fixtures	15,635	15,635	15,635
Leasehold improvements	6,896	12,384	17,221

	119,309	144,686	149,523
Less: Accumulated depreciation and amortization	(42,786)	(91,800)	(100,011)

Property and equipment, net	$76,523	$52,886	$49,512

Accrued Liabilities

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Clinical trials	$418,498	$59,511	$1,127,761
Accrued payroll and related expenses	386,894	378,244	9,794
Accrued vacation	74,609	114,199	151,793
Other accrued liabilities	20,250	84,097	12,421

	$900,251	$636,051	$1,301,769

4.	Commitments and Contingencies
The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through 2007. Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

Operating
Leases

Year Ending December 31,
2006	$80,550
2007	80,850

Total minimum lease payments	$161,400

Rent expense for the office space under the operating lease totaled $0, $88,029, $86,224 and $174,253 for the period ended December 31, 2003, the year ended December 31, 2004, the year ended December 31, 2005, and for the cumulative period from December 30, 2003 (date of inception) to December 31, 2005, respectively. Rent expense for the period ended March 31, 2005 and 2006 was $20,496 and $21,862 respectively.
Indemnifications
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
In accordance with its bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future claims.
Contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

5.	Income Taxes
The company has provided a full valuation allowance for its deferred tax assets at December 31, 2005 due to the uncertainty surrounding the future realization of such assets.
The Company has net operating loss carryforwards of approximately $11,518,000 and $11,517,000 for federal and state income tax purposes, respectively, at December 31, 2005. If not utilized, these federal and state carryforwards will begin to expire in the years 2024 and 2014, respectively. As of December 31, 2005, the Company also has research and development tax credit carryforwards of approximately $345,000 and $363,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2024, and the state credits can be carried forward indefinitely.
The components of net deferred tax assets are as follows:

	December 31,

	2004	2005

Deferred tax assets
Net operating loss carryforwards	$2,008,000	$4,588,000
Research and development credits	286,000	585,000
Capitalized start-up costs	163,000	895,000
Accruals and reserves	158,000	60,000

Total deferred tax assets	2,615,000	6,128,000
Less: Valuation allowance	(2,615,000)	(6,128,000)

Net deferred tax assets	$—	$—

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Convertible Preferred Stock
Convertible preferred stock (“preferred stock”) at December 31, 2005 and March 31, 2006 (unaudited) consists of the following:

	Shares
			Liquidation
Series	Authorized	Outstanding	Amount

AA	7,532,231	7,532,231	$15,711,857
BB	9,651,305	9,651,305	15,500,000
CC	13,000,000	12,597,572	26,999,986

	30,183,536	29,781,108	$58,211,843

Convertible preferred stock (“preferred stock”) at December 31, 2004 consists of the following:

	Shares
			Liquidation
Series	Authorized	Outstanding	Amount

AA	7,532,500	7,532,231	$15,711,857
BB	9,838,107	9,651,305	15,500,000

	17,370,607	17,183,536	$31,211,857

In December 2005, the Company issued 12,597,572 shares of Series CC convertible preferred stock at a price of $2.14 per share in exchange for net cash proceeds of $26,881,715. In connection with the public offering and pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Company recorded a deemed dividend of $21,104,339 based on the reassessed fair value of common stock of $3.82 on the Series CC issuance date to reflect the beneficial conversion feature embedded in the Series CC convertible preferred stock.
Dividends
The holders of the outstanding shares of Series AA, BB and CC Convertible Preferred Stock are entitled to receive, when and if declared by the Board of Directors, a non-cumulative dividend at the annual rate of $0.1669, $0.1285 and $0.1715 per share, respectively. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors. No dividends have been declared to date.
Liquidation Rights
Upon liquidation, dissolution, or winding up of the Company, the holders of the Series CC, BB and AA Convertible Preferred Stock shall be entitled to receive, prior and in such preference to any distribution of any of the assets or surplus funds of the Company to the holders of shares of common stock, an amount equal to $2.143, $1.606 and $2.08595 per share, respectively, plus any declared but unpaid dividends on such share. After the payment of the liquidation preference, all remaining assets available for distribution, if any, shall be distributed ratably among the holders of the Series AA, BB and CC Preferred Stock, and common stock. If available assets are insufficient to pay the full liquidation preference, the available assets will be distributed pro rata to the holders of Series AA and BB Preferred Stock.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Merger or Sale of Assets
The convertible preferred stock is redeemable upon the liquidation or winding up of the Company, a greater than 50% change in control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.
Conversion Rights
Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share for such preferred stock. Each share of preferred stock shall be convertible into the number of shares of common stock determined by dividing the conversion amount by the conversion price. The conversion price per share for Series AA, Series BB and Series CC shall be $1.606, $1.606 and $2.143, respectively. The conversion price is subject to adjustment.
Each share of Series AA, BB and CC Preferred Stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment of an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price equals or exceeds $25,000,000, or $4.818 per share (before deduction of underwriting discounts and commissions) or (ii) approval of such conversion by a majority of the holders of the then outstanding shares of preferred stock.
Voting Rights
The holder of each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share could be converted on the record date for the vote or consent of shareholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of holders of common stock.
Antidilution Provision
The Company’s amended and restated Articles of Incorporation provide for an antidilution provision. This clause did not cause a beneficial conversion feature.
7. Common Stock
The Company’s Articles of Incorporation, as amended, authorize the Company to issue 45,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior right of holders of preferred stock outstanding at the time. The Company has not declared or paid cash dividends as of December 31, 2005.
Warrants
In December 2003, as part of the intellectual property transfer from Broncus Technologies, Inc. (“Broncus”), the Company granted Broncus warrant holders the right to receive 161,789 shares of the Company’s common stock upon exercise. These warrants expire at various dates through March 2008. The fair value of the Company’s stock on the date of intellectual property transfer was $0.48. The

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Company recorded the fair value of $77,659 as an issuance cost associated with the Series D convertible preferred shares during the year ended December 31, 2003. During the year ended December 31, 2005, the Company issued 133,911 shares of common stock upon the exercise of the warrants. Warrants to purchase an additional 23,878 shares of common stock expired in February 2005. As of December 31, 2005 there were outstanding warrants to receive 4,000 shares of common stock.

8.	Stock Option Plan
In 2003, the Company established its 2003 Stock Option Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. The Company has reserved 7,564,261 shares of common stock for issuance under the Plan.
Options under the Plan may be granted for periods of up to ten years. The exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors. The exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors. Options are exercisable immediately, subject to repurchase rights held by the Company that lapse over a maximum period of ten years. To date, options granted generally vest over four years.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
A summary of the status of the Company’s stock option plans at March 31, 2006 and changes during the period then ended is presented in the table below.

		Outstanding Options

			Weighted	Weighted
	Shares		Average	Average
	Available for	Number of	Exercise	Contractual	Aggregate
	Grant	Shares	Price	Term (Years)	Intrinsic Value

Shares reserved at Plan inception	3,974,261	—
Options granted	(668,288)	668,288	$0.46

Balance, December 31, 2003	3,305,973	668,288	0.46
Options granted	(2,643,500)	2,643,500	0.20
Options exercised	—	(7,845)	0.48
Options canceled	322	(322)	0.48

Balance, December 31, 2004	662,795	3,303,621	0.25
Options authorized	3,590,000	—
Options granted	(695,500)	695,500	0.20
Options exercised	—	(675,536)	0.21
Options canceled	202,666	(202,666)	0.25

Balance, December 31, 2005	3,759,961	3,120,919	0.25
Options granted (unaudited)	(2,222,500)	2,222,500	0.20
Options exercised(unaudited)	—	(121,088)	0.29

Balance, March 31, 2006 (unaudited)	1,537,461	5,222,331	$0.23	8.91	$10,166,937

Options vested and expected to vest at March 31, 2006 (unaudited)		5,924,353	$0.20	8.76	$9,523,186
Options vested at March 31, 2006 (unaudited)		2,028,699	$0.28	8.05	$394,001
As of December 31, 2004 there were no shares which were early exercised and unvested. As of December 31, 2005 there were 787,710 shares which were early exercised and unvested. These shares are not included in the table above. As of March 31, 2006 (unaudited) there were 725,335 shares which were early exercised and unvested. These shares are not included in the table above.
During the three months ended March 31, 2006 (unaudited), the Company granted stock options to purchase an aggregate of 2,222,500 shares of common stock with an estimated weighted-average grant-date fair value of $4.10. The total fair value of options that vested during the three months ended March 31, 2006 was $392,088 (unaudited) The total intrinsic value of options exercised during the three months ended March 31, 2006 was $71,640 (unaudited).

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
The following table summarizes information about stock options outstanding, vested and exercisable at December 31, 2005:

	Options Outstanding		Options Exercisable
	and Exercisable		and Vested

		Weighted		Weighted
		Average		Average
Exercise	Number	Contractual	Number of	Exercise
Price	Outstanding	Life (In Years)	Options	Price

$0.06	20,000	8.0	20,000	$0.06
0.18	15,000	8.0	15,000	0.18
0.20	2,510,981	8.6	422,161	0.20
0.48	574,938	8.0	541,244	0.48

	3,120,919	8.5	998,405	$0.35

The following table summarizes information about stock options outstanding, vested and exercisable at March 31, 2006 (unaudited):

	Options Outstanding
	and Exercisable		Options Exercisable
			and Vested
		Weighted
		Average		Weighted
		Remaining		Average
Exercise	Number	Contractual	Number of	Exercise
Price	Outstanding	Life (In Years)	Options	Price

$0.06	20,000	7.8	20,000	$0.06
0.18	15,000	7.8	15,000	0.18
0.20	4,653,106	9.0	672,884	0.20
0.48	534,225	7.8	516,347	0.48

	5,222,331	8.9	1,224,231	$0.32

As of December 31, 2004, options to purchase 985,637 shares were vested and exercisable with a weighted average exercise price of $0.34.

Early Exercise of Employee Options
Stock options granted under the Company’s stock option plan provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to zero and 787,710 at December 31, 2004 and 2005, respectively, and 725,335 (unaudited) at March 31, 2006, were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. In addition, cash received from employees for exercise of unvested

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
options is treated as a refundable deposit shown as a liability. Amounts so recorded are transferred into common stock and additional paid-in capital as the shares vest.
The activity of nonvested shares for the three months ended March 31, 2006 (unaudited) as a result of early exercise of options granted to employees is as follows:

Nonvested shares	Shares

Balance as of December 31, 2005	787,710
Early exercise of options (unaudited)	18,000
Vested (unaudited)	(80,375)

Balance as of March 31, 2006 (unaudited)	725,335

As of December 31, 2005 a liability of $157,542 has been recorded in the accompanying balance sheet for the shares subject to repurchase. $118,157 of this amount is classified as a long term liability, and $39,385 has been classified as a short term liability. As of March 31, 2006 a liability of $145,067 (unaudited) has been recorded in the accompanying balance sheet for the shares subject to repurchase. $78,767 (unaudited) of this amount is classified as a long term liability and $66,300 (unaudited) has been classified as a short term liability.

Non-Employee Stock Options
During 2003 and 2004, the Company granted options to purchase 222,764 and 403,500 shares of common stock under the 2003 Plan to non-employees at an exercise price ranging between $0.18 and $0.48. During 2005, the Company did not grant any options to purchase common stock under the 2003 plan to non-employees. The fair value of options granted during the year ended December 31, 2003 and 2004 was $0.02 and ranged between $0.02 and $0.05, respectively and estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 60%, risk-free interest rate of 2.52% in 2004 and 2.81% in 2003 and contractual lives of four years. Compensation expense related to these options for the period ended December 31, 2003, the years ended December 31, 2004, 2005, and for the cumulative period from December 30, 2003 (date of inception) to March 31, 2006 was $44,832, $22,897, $13,087, and $82,883 (unaudited), respectively.

Stock-based Compensation Associated with Awards to Employees
All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Board determined these fair market values in good faith based on the best information available to the Board and Company’s management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense. Accordingly, in the periods ending December 31, 2003, 2004 and 2005 for such stock and options issued to employees, the Company has recorded deferred stock-based compensation of $0, $0 and $1,285,100, respectively, net of cancellations, of which the Company amortized $0, $0, $96,435 and $80,352 (unaudited) of stock-based compensation in the periods ended December 31, 2003, 2004, 2005 and March 31, 2006, respectively.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Information on employee stock options granted in 2005 and the three months ended March 31, 2006 is summarized as follows:

				Average
		Weighted	Weighted	Intrinsic
	Number of	Average	Average	Value
	Options	Exercise	Fair Value	Per
Grants Made During Quarter Ended	Granted	Price	Per Share	Share

March 31, 2005 (unaudited)	210,000	$0.20	$0.22	$0.02
June 30, 2005 (unaudited)	17,500	$0.20	$1.56	$1.36
September 30, 2005 (unaudited)	398,000	$0.20	$2.78	$2.58
December 31, 2005 (unaudited)	70,000	$0.20	$3.50	$3.30
March 31, 2006 (unaudited)	2,222,250	$0.20	$4.21	$4.01
The valuation used to determine the fair value of the equity instruments was retrospective.

Stock Option Award Modifications
In 2005, the Company issued full recourse notes receivable to officers totaling $251,200 upon the early exercise of stock options. These notes bear interest at a rate of 4.19% which the Company considers to be below the market rate on the issuance dates. In accordance with FASB Interpretation No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, the Company accounted for the issuance of the note as a modification which resulted in a new measurement date and variable accounting on the date of exercise. The Company recorded deferred stock-based compensation of $3,619,485 based on the intrinsic value of the stock options on the exercise date and amortized $2,642,279 under FASB Interpretation No. 28 (“FIN 28”), Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinions No. 15 and No. 25, on the date of the modification. The remaining unamortized deferred stock-based compensation expense will be amortized on a straight line basis over the remainder of the vesting period.
At December 31, 2005, the Company had total deferred stock-based compensation under APB 25, as shown in the statement of shareholders’ deficit of $2,079,117 of which $715,199 is expected to be amortized in 2006 and 2007, $421,470 in 2008 and $227,249 in 2009.

Adoption of SFAS No. 123R (Unaudited)
The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded healthcare companies. The expected term of options is based upon the vesting term of the Company’s options, (i.e. 25% on the first anniversary of the vesting start date and 36 equal monthly installments thereafter), and on the Company’s partial life history. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Maturity rate as of March 31, 2006. The assumptions used to value options granted during the three months ended March 31, 2006 were as follows:

Three Months
Ended
March 31, 2006

(unaudited)
Dividend yield	—
Annual risk free rate of return	4.32%
Expected volatility	97.16%
Expected term (years)	6.25
Employee stock-based compensation expense recognized in the three months ended March 31, 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the three months ended March 31, 2006, was lower by $2,384 (unaudited), net of tax effect, than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the three months ended March 31, 2006 would have been lower by less than $0.01 (unaudited), than if the Company had not adopted SFAS No. 123R. At March 31, 2006, the Company had $8,484,106 (unaudited) of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 3.79 years.

9.	Research Grant
In collaboration with Johns Hopkins University (“JHU”), the Company applied to the National Institute of Health (“NIH”) for a grant to research the Company’s products. NIH awarded the grant to JHU and the Company entered into an agreement with JHU in June 2004 to serve as a subcontractor on the grant. The grant will involve analysis, modeling, bench experiments, in vitro experiments and animal experiments. Under the terms of the subcontract, the Company will own any inventions pertaining to the Company’s product arising from the grant research and the Company has the first right to an exclusive, perpetual, worldwide license to any other invention JHU may have rights in or to primarily as a result of work performed as part of the grant research. NIH awarded the grant for the period from January 1, 2004 to August 31, 2006. The total funding budgeted for the Company’s research contributions is $1,116,992 in direct costs and an amount of indirect costs that is to be determined following ongoing discussions between the Company and NIH. The Company submits its direct costs to JHU and is reimbursed for these costs by JHU. The Company’s subcontract is contingent upon renewal of grant funding by NIH. Funding is renewed on an annual basis and depends on NIH budgeting, overall research objectives at NIH, and suitable progress on the grant itself by the Company and JHU. The Company received $0, $522,558, $355,181, and $877,739 in funding from JHU during the period ended December 31, 2003, the years ended December 31, 2004, 2005, and for the cumulative period from December 30, 2003 (date of inception) to December 31, 2005. For the three months ended March 31, 2005 and 2006, the Company received $61,406 and $67,303, respectively.

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	401K Savings Plan
In 2003, the Company established a 401(k) plan under the provisions of which eligible employees may contribute an amount up to 25% of their compensation on a pre-tax basis. The Company matches employees’ contributions at the discretion of the Board. To date, no matching contributions have been made by the Company.

11.	Related Party Transactions
Intellectual Property Transfer from Broncus Technologies, Inc.
In December 2003, as part of the Company’s inception, Broncus transferred to the Company intellectual property (including several U.S. and international patents and patent applications), $2.2 million in cash, and Asthmatx assumed liabilities related to the asthma treatment technology in exchange for shares of Asthmatx stock and issued a dividend of its common stock and Series AA, Series BB and Series CC Preferred Stock, having a total liquidation value of $9.9 million, to Broncus shareholders, and Broncus and the Company agreed to issue and modify stock options to effect the other modifications to their capitalization structures.
Cross-License of Intellectual Property
The Company and Broncus entered into a cross-licensing arrangement, effective December 30, 2003 under which the Company granted Broncus a perpetual, irrevocable, royalty-free license for the use of the Company’s intellectual property and technology (including intellectual property developed after our inception through June 2005) within a field of use related to emphysema therapy applications. Likewise, Broncus granted the Company a perpetual, irrevocable, royalty-free license to use the intellectual property of Broncus (including intellectual property developed after our inception through June 2005) within a field of use related to asthma therapy applications. The licenses are not transferable or assignable by either party except in connection with an acquisition of such party.
Manufacturing Service Agreement
The Company and Broncus entered into a manufacturing service agreement effective as of December 30, 2003. The term of the agreement began on the effective date and expired on December 31, 2004. Broncus was responsible for managing or performing all tasks normally associated with being a contract manufacturer of a medical device, such as purchasing and inspecting components, manufacturing product, and conducting quality assurance and engineering support activities necessary to meet quality specifications and delivery requirements as related to the Company’s product. The Company paid Broncus $380 for each fully tested, packaged, and sterilized Alair catheter, in addition to $5,500 per month to cover overhead facility and resource costs.
Officer Notes Receivable
In 2005, the Company issued notes receivable to officers of the Company totaling $251,200 upon the early exercise of stock options. These notes bear interest at a rate of 4.19% and are secured by the shares issued in conjunction with the exercise. The notes are due at various dates through 2015 but become due immediately upon the occurrence of a liquidating event or employee termination. The vested portion of the early exercises of $100,933 and $116,633 (unaudited) at December 31, 2005 and March 31, 2006, respectively have been recorded as notes receivable in the accompanying balance sheet as a reduction in the Company’s common stock, and the remainder of $150,267 and $134,567

ASTHMATX, INC.
(a development stage enterprise)
NOTES TO FINANCIAL STATEMENTS — (Continued)
(unaudited) at December 31, 2005 and March 31, 2006, respectively has been recorded as other current assets.

12.	Unaudited Pro Forma Net Loss Per Share
Pro forma basic and diluted net loss per share have been computed to give effect to convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering for the year ended December 31, 2005 and the three months ended March 31, 2006 as if the closing occurred at the beginning of 2005. The following table sets forth the computation of pro forma basic and diluted net loss per share and assumes that the price at which the convertible preferred stock automatically converts to common stock in accordance with the conversion terms:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2005	2006

	(unaudited)	(unaudited)
Numerator:
Net loss attributable to common shareholders	$(32,054,686)	$(3,767,223)

Denominator:
Weighted-average common shares outstanding	1,248,588	2,394,931
Weighted-average unvested shares subject to repurchase	(184,044)	(764,559)

	1,064,544	1,630,372
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series AA, BB, and CC preferred stock	17,637,534	29,781,108

Total weighted-average shares used in computing basic pro forma net loss per share	18,702,078	31,411,480

Pro forma loss per share attributable to common shareholders:
Basic and diluted	$(1.71)	$(0.12)

13.	Subsequent Events
In January 2006, the Company approved the 2006 Bonus Plan.
In July 2006, the Company received payments to settle the outstanding officer loans.
On July 20, 2006, the Board approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.
On July 20, 2006, the Board approved the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan, and reserved 2,000,000 shares of common stock for issuance under these plans.

Bronchial Thermoplasty™ is a simple and convenient bronchoscopic <u>outpatient procedure</u> for asthma

Bronchial
Thermoplasty™
with the **Alair®** System

Bronchial Thermoplasty™ with the Alair® System involves the delivery of controlled thermal energy to the walls of the airways in the lung to reduce the amount of airway smooth muscle, the constriction of which contributes to the narrowing of airways in patients with asthma.

Initial data from three clinical trials suggest that this new procedure provides a significant and persistent therapeutic benefit for patients with moderate to severe asthma.

Asthmatx

CAUTION: The Alair System is an investigational device. It is limited by United States law to investigational use. To be used by qualified investigators only.

                 Shares
ASTHMATX, INC.
Common Stock

PROSPECTUS

Until                     , 2006 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Piper Jaffray
Bear, Stearns & Co. Inc.
First Albany Capital
Jefferies & Company
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market filing fee.

SEC registration fee		$7,999
NASD filing fee		7,975
NASDAQ Global Market initial filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		10,000
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.
As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.
As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

•	the Registrant may also indemnify its other employees and agents in its discretion;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer’s agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant’s bylaws; and

•	the rights conferred in the bylaws are not exclusive.
In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities’ investments in the Registrant).
The Registrant currently carries liability insurance for its directors and officers.
The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.
Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Registrant’s Amended and Restated Certificate of Incorporation	3.1
Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed prior to the completion of this offering	3.2
Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed following the completion of this offering	3.3
Registrant’s Bylaws	3.4
Registrant’s Bylaws to be in effect upon our reincorporation into Delaware	3.5
Form of Indemnity Agreement	10.1

Item 15.	Recent Sales of Unregistered Securities.
Since December 30, 2003, the Registrant has issued and sold the following securities:
1. Through June 30, 2006, we granted stock options to purchase an aggregate of 6,667,788 shares of our common stock at a weighted average exercise price of $0.24 per share, respectively, to our employees, consultants, directors and other service providers under our 2003 Stock Option Plan.
2. Through June 30, 2006, we issued and sold an aggregate of 2,081,473 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.18 to $0.48 per share under direct issuances or exercises of options granted under our 2003 Stock Option Plan.
3. On December 30, 2003, we agreed to issue an aggregate of 161,789 shares of our common stock upon the exercise of Broncus warrants outstanding as of the time of our separation from Broncus Technologies, Inc. These warrants were automatically adjusted as a result of this transaction such that the holders became entitled to receive shares of Asthmatx stock as if they had exercised their warrants prior to our inception. Through May 31, 2006, we had issued 133,911 shares of our common stock pursuant to exercises of these warrants. We issued these shares in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act of 1933. Pursuant to the terms of the Corporate Formation Agreement that we entered into in connection with this transaction, Broncus received the exercise price of the exercised warrants. (In addition, warrants to purchase 23,878 shares of our common stock had expired.)
4. On December 30, 2003, we issued 28,918,187 shares of our Series A-1, A-2, A-3, B, C and D Preferred Stock to shareholders of Broncus in connection with our separation from Broncus. We issued these shares in reliance on Staff Legal Bulletin No. 4.

5. On March 5, 2004, we issued 7,532,231 shares of Series AA Preferred Stock to existing holders of preferred stock in exchange for all outstanding shares of our Series A-1, A-2, A-3, B, C and D Preferred Stock in a recapitalization in reliance on Section 3(a)(9) under the Securities Act of 1933. Each share of Series AA Preferred Stock will convert automatically into common stock upon the completion of this offering.
6. On March 5, 2004, we issued 9,651,305 shares of Series BB Preferred Stock to private investors at a price of $1.606 per share for an aggregate purchase price of approximately $15.5 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series BB Preferred Stock will convert automatically into common stock upon the completion of this offering.
7. On December 9, 2005, we issued 12,597,572 shares of Series CC Preferred Stock to private investors at a price of $2.143269 per share for an aggregate purchase price of approximately $26.9 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series CC Preferred Stock will convert automatically into common stock upon the completion of this offering.
All sales of common stock made pursuant to our 2003 Stock Option Plan, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.
All sales indicated as having been made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

Item 16.	Exhibits and Financial Statement Schedules.
(a) The following exhibits are filed herewith:

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3.1		Registrant’s Amended and Restated Articles of Incorporation.
3.2		Form of Certificate of Incorporation of Registrant, to be filed prior to the completion of this offering with the Delaware Secretary of State.
3.3		Form of Amended and Restated Certificate of Incorporation of Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3.4		Bylaws of Registrant.
3.5		Bylaws of Registrant to be in effect upon our reincorporation into Delaware.
4	.1*	Form of Specimen Certificate for Registrant’s Common Stock.
4.2		Second Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2005, among Registrant and certain of its stockholders.
5.1		Form of Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement to be entered into between Registrant and each of its directors and executive officers prior to the completion of this offering.
10.2		2003 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.3		2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

Exhibit
Number		Exhibit Title

10.4		2006 Employee Stock Purchase Plan.
10.5		2006 Bonus Plan.
10.6		Letter Agreement, dated as of February 10, 2004, between Registrant and Glendon French.
10.7		Letter Agreement between Registrant and Debera Brown.
10.8		Form of letter agreement between Registrant and each executive officer.
10	.9*	Form of Executive Change of Control Agreement to be entered into between the Registrant and each executive officer.
10.10		Loan and Pledge Agreement, dated as of October 17, 2005, between Registrant and Glendon French.
10.11		Lease dated October 22, 2003, between Registrant and AT Cook Properties Trust, as amended March 11, 2004 and September 26, 2005.
10	.12*	Corporate Formation Agreement, dated as of December 26, 2003, between Registrant and Broncus Technologies, Inc.
10	.13*	Cross-License Agreement, dated as of December 30, 2003, between Registrant and Broncus Technologies, Inc.
10	.14*	Indemnification Agreement, dated as of February 17, 2004, between Registrant and Broncus.
10	.15*	Agreement Not to Sue, dated as of April 30, 1997, among VNUS Medical Technologies, Inc., SURx, Inc., Cordial Medical, Inc., and Broncus Technologies, Inc.
10.16		Contracting Manufacturing Agreement, dated as of October 18, 2005, between Registrant and Life Science Outsourcing.
10	.17*	Consulting and Manufacturing Agreement, dated as of December 8, 1997, as amended on September 13, 2001, March 1, 2004 and August 27, 2005, along with Addendums to Consulting and Manufacturing Agreement, dated as of November 11, 1998 and January 1, 2004, between Registrant and Stellertech Research Corporation.
10	.18*	Independent Consultant Agreement, effective as of December 26, 2003, between Registrant and Michael D. Laufer, MD.
23.1		Form of Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (see signature page hereto).

*	To be filed by amendment.

(b)	Financial Statement Schedules.
All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on July 24, 2006.

ASTHMATX, INC.

By:	/s/ Glendon E. French

Glendon E. French
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Glendon E. French and Christopher P. Lowe, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Glendon E. French Glendon E. French	President, Chief Executive Officer and Director (Principal Executive Officer)	July 24, 2006

/s/ Christopher P. Lowe Christopher P. Lowe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 24, 2006

/s/ Dr. Michael D. Laufer Dr. Michael D. Laufer	Director	July 24, 2006

/s/ Annette J. Campbell-White Annette J. Campbell-White	Director	July 24, 2006

/s/ Brian E. Chee Brian E. Chee	Director	July 24, 2006

Name	Title	Date

/s/ W. James Fitzsimmons W. James Fitzsimmons	Director	July 24, 2006

/s/ Thomas C. McConnell Thomas C. McConnell	Director	July 24, 2006

/s/ Lowell E. Sears Lowell E. Sears	Director	July 24, 2006

/s/ Dr. Beat R. Merz Dr. Beat R. Merz	Director	July 24, 2006

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3.1		Registrant’s Amended and Restated Articles of Incorporation.
3.2		Form of Certificate of Incorporation of Registrant, to be filed prior to this offering with the Delaware Secretary of State.
3.3		Form of Amended and Restated Certificate of Incorporation of Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3.4		Bylaws of Registrant.
3.5		Bylaws of Registrant to be in effect upon our reincorporation into Delaware.
4	.1*	Form of Specimen Certificate for Registrant’s Common Stock.
4.2		Second Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2005, among Registrant and certain of its stockholders.
5.1		Form of Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement to be entered into between Registrant and each of its directors and executive officers prior to the completion of this offering.
10.2		2003 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.3		2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.4		2006 Employee Stock Purchase Plan.
10.5		2006 Bonus Plan.
10.6		Letter Agreement, dated as of February 10, 2004, between Registrant and Glendon French.
10.7		Letter Agreement, dated as of February 10, 2004, between Registrant and Debera Brown.
10.8		Form of letter agreement between Registrant and each executive officer.
10	.9*	Form of Executive Change of Control Agreement between the Registrant and each executive officer.
10.10		Loan and Pledge Agreement, dated as of October 17, 2005, between Registrant and Glendon French.
10.11		Lease dated October 22, 2003, between Registrant and AT Cook Properties Trust, as amended March 11, 2004 and September 26, 2005.
10	.12*	Corporate Formation Agreement, dated as of December 26, 2003, between Registrant and Broncus Technologies, Inc.
10	.13*	Cross-License Agreement, dated as of December 30, 2003, between Registrant and Broncus Technologies, Inc.
10	.14*	Indemnification Agreement, dated as of February 17, 2004, between Registrant and Broncus.
10	.15*	Agreement Not to Sue, dated as of April 30, 1997, among VNUS Medical Technologies, Inc., SURx, Inc., Cordial Medical, Inc., and Broncus Technologies, Inc.
10.16		Contracting Manufacturing Agreement, dated as of October 18, 2005, between Registrant and Life Science Outsourcing.
10	.17*	Consulting and Manufacturing Agreement, dated as of December 8, 1997, as amended on September 13, 2001, March 1, 2004 and August 27, 2005, along with Addendums to Consulting and Manufacturing Agreement, dated as of November 11, 1998 and January 1, 2004, between Registrant and Stellertech Research Corporation.
10	.18*	Independent Consultant Agreement, effective as of December 26, 2003, between Registrant and Michael D. Laufer, MD.
23.1		Form of Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (see signature page hereto).

*	To be filed by amendment.